Exhibit 99.1

Management Proxy Circular, including Notice of Annual General Meeting of Shareholders, Form of Proxy and Supplemental Mail Return Cards, with respect to the April 27, 2010 Annual General Meeting of Shareholders, dated March 1, 2010, as filed with the CSA on March 24, 2010.

2011 Management Proxy Circular

INSIDE OUR WORLD

strategy
results
VALUE

nexen

Nexen Inc.
A Canadian-based global energy
company growing value responsibly

Enterprise Value:

Approximately $18 billion

Employees:
More than 4,000 worldwide;
named employer of choice
in Canada and the UK

Three Growth Strategies:

Oil sands, conventional exploration &

development and unconventional gas

2009 Results:
Revenue: $5.8 billion
Cash Flow: $2.2 billion
Cash Flow per Share: $4.25
Net Income: $536 million
Net Income per Share: $1.03
Cash Netbacks: $38.55/boe

2009 Production before Royalties:
243 mboe/d
2009 Production after Royalties:
213 mboe/d

Ticker Symbol: NXY
Toronto Stock Exchange (TSX)
New York Stock Exchange (NYSE)

Closing Share Price on
December 31, 2009
TSX: Cdn$25.22
NYSE: US$23.93

A WORLD OF GOVERNANCE,

ACCOUNTABILITY AND TRANSPARENCY

Where our experienced board

provides strategic guidance.

Where a culture of integrity

leads to value-enhancing choices.

Where leading-edge governance

fosters sound decision-making.

Where compensation is tied

to our long-term performance.

And where good governance

is a journey, not an end point.

This is Nexen’s world.

NEXEN VALUES YOUR VOTE

AND YOUR TIME.

To allow you to streamline your review of
this circular, we’ve prepared a special tabbing
system to indicate important information
you will want to consider before voting.

Invitation to Shareholders	1

Voting Information	7

Business of the Meeting	9

Director Nominees	13

Audit Committee Report	36

Compensation Discussion and Analysis	49

CEO Compensation	72

INVITATION TO SHAREHOLDERS

11 AM, APRIL 27, 2010

THE FAIRMONT PALLISER HOTEL, CALGARY, AB

Dear Fellow Shareholder:

On behalf of Nexen’s board of directors, management and employees, I invite you to the 2010 Annual General Meeting of Shareholders on April 27, 2010, at 11:00 am in the Crystal Ballroom at The Fairmont Palliser Hotel, 133 – 9th Avenue SW, Calgary, Alberta.

The business items being considered at the meeting are set out in the notice of meeting and circular. At the meeting, we will also review Nexen’s operations and future plans.

During the unprecedented economic volatility of the past year, we have continued to advance our core growth strategies, actively manage our portfolio, and take steps, both operationally and structurally, to ensure that we are well positioned for the inevitable recovery.

We also recognize that shareholders, regulators and other stakeholders continue to express an interest in sustainable business practices, including how corporate governance and compensation programs address risk. Our annual report and this circular address these important issues.

We continually search for ways to improve governance at Nexen. Our practices are viewed as top tier and have recently been advanced to specify that i) the independent directors appoint the independent board chair; ii) the governance committee annually assesses the risk management oversight responsibilities of the board and each committee; and, iii) each committee oversees risk management in the areas of the business relevant to it. We comply 100% with all Canadian requirements for disclosure of corporate governance practices and the NYSE guidelines on corporate governance (see pages 85 through 88). In this circular, you will see more information on:

·                  the board’s role in risk oversight;

·                  enhanced compensation disclosure, including an assessment of risk in compensation policies and practices;

·                  our consideration of a say on pay policy; and

·                  a special report on corporate governance and shareholder engagement.

We value the views of our shareholders and appreciate your time in understanding and voting on the business at Nexen’s annual meeting. We encourage you to review this circular and vote your shares. To assist, we have included a quick reference on the opposite page to the important information you may wish to access in the circular before voting.

You can vote by phone, on the internet, on the enclosed proxy or at the meeting on April 27, 2010.

We look forward to your support.

Yours truly,
(signed) “Marvin F. Romanow”

President and Chief Executive Officer

March 1, 2010

Key Sections

Notice of Meeting	3

General Information	4

Registered Shareholder Voting	7

Beneficial Shareholder Voting	7

General Voting Information	8

FORWARD-LOOKING STATEMENTS

Certain statements in this report constitute “forward-looking statements” (within the meaning of the United States Private Securities Litigation Reform Act of 1995) or “forward-looking information” (within the meaning of applicable Canadian securities legislation). Such statements or information (together “forward-looking statements”) are generally identifiable by the forward-looking terminology used such as “anticipate”, “believe”, “intend”, “plan”, “expect”, “estimate”, “budget”, “outlook”, “forecast” or other similar words and include statements relating to or associated with individual wells, regions or projects. Any statements as to possible future crude oil, natural gas or chemicals prices, future production levels, future capital expenditures and their allocation to exploration and development activities, future earnings, future asset acquisitions or dispositions, future sources of funding for our capital program, future debt levels, availability of committed credit facilities, possible commerciality, development plans or capacity expansions, future ability to execute dispositions of assets or businesses, future sources of liquidity, cash flows and their uses, future drilling of new wells, ultimate recoverability of current and long-term assets, ultimate recoverability of reserves or resources, expected finding and development costs, expected operating costs, future cost recovery oil revenues from our Yemen operations, future demand for chemicals products, estimates on a per share basis, future foreign currency exchange rates, future expenditures and future allowances relating to environmental matters and dates by which certain areas will be developed, come on stream, or reach expected operating capacity and changes in any of the foregoing are forward-looking statements. Statements relating to “reserves” or “resources” are forward-looking statements, as they involve the implied assessment, based on estimates and assumptions that the reserves and resources described exist in the quantities predicted or estimated, and can be profitably produced in the future.

The forward-looking statements are subject to known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Such factors include, among others: market prices for oil and gas and chemicals products; our ability to explore, develop, produce, upgrade and transport crude oil and natural gas to markets; ultimate effectiveness of design or design modifications to facilities; the results of exploration and development drilling and related activities; volatility in energy trading markets; foreign-currency exchange rates; economic conditions in the countries and regions in which we carry on business; governmental actions including changes to taxes or royalties, changes in environmental and other laws and regulations; renegotiations of contracts; results of litigation, arbitration or regulatory proceedings; and political uncertainty, including actions by terrorists, insurgent or other groups, or other armed conflict, including conflict between states. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these factors are interdependent, and management’s future course of action would depend on our assessment of all information at that time.

Although we believe that the expectations conveyed by the forward-looking statements are reasonable based on information available to us on the date such forward-looking statements were made, no assurances can be given as to future results, levels of activity and achievements. Undue reliance should not be placed on the statements contained herein, which are made as of the date hereof and, except as required by law, Nexen undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained herein are expressly qualified by this cautionary statement. Readers should also refer to Items 1A and 7A in our Annual Report on Form 10-K for further discussion of the risk factors.

NOTICE OF MEETING

The Annual General Meeting of Shareholders of Nexen Inc. will be held in the Crystal Ballroom at The Fairmont Palliser Hotel, 133 – 9th Avenue SW, Calgary, Alberta, Canada on Tuesday, April 27, 2010, at 11:00 am (Mountain time). The purpose of the meeting is to consider and take action on the following matters:

1.              Receive the audited consolidated financial statements for the year ended December 31, 2009 and the auditor’s report on those statements.

2.              Elect directors to hold office for the following year.

3.              Appoint Deloitte & Touche LLP as independent auditors for 2010 and authorize the Audit and Conduct Review Committee to fix their pay.

4.              Transact any other business that may properly come before the meeting or any adjournment of the meeting.

If you are a shareholder of record on March 8, 2010, you are entitled to vote at the meeting.

If you can’t attend the meeting, you are encouraged to vote your proxy via telephone or over the internet. See pages 7 and 8 for information on how to vote. To be valid, your proxy must be received by CIBC Mellon Trust Company no later than 11:00 am (Mountain time) on April 23, 2010 or, if the meeting is adjourned, at least 48 hours (excluding weekends and holidays) before the time set for the meeting to resume. The chair of the meeting has the discretion to accept late proxies.

By order of the board,

(signed) “Eric B. Miller”
Vice President, General Counsel and Secretary

Calgary, Alberta, Canada

March 1, 2010

General Information

The board and management of Nexen Inc. (we, our or Nexen) provide this circular to solicit proxies for the Annual General Meeting of Shareholders (AGM) on April 27, 2010 and at all adjournments of that meeting.

DATE OF INFORMATION

Information in this circular is as of March 1, 2010, unless otherwise noted.

CURRENCY AND EXCHANGE RATE

All dollar figures are in Canadian currency, except as noted. On March 1, 2010, the closing spot price quoted by the Bank of Canada for Cdn $1.00 was US $0.96.

COMMON SHARES OUTSTANDING

At the close of business on March 1, 2010, there were 523,425,022 common shares outstanding. Our common shares trade under the symbol “NXY” on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE).

COMMON SHARE PERFORMANCE

Our share price increased 18% in 2009. Over the past five years, our share price has appreciated 106%, outperforming many of our peers and closely tracking the S&P/TSX Energy Sector Index, which gained 126% over this time period. Total share return over the last five years, including the reinvestment of dividends, is shown in our share performance graph on page 57.

HOLDERS OF 10% OR MORE OF THE COMMON SHARES

To the knowledge of the directors and officers, no person beneficially owns (directly or indirectly), controls or directs more than 10% of our common shares.

REGISTERED AND BENEFICIAL SHAREHOLDERS

You are a registered shareholder if your shares are held in your name and you have a share certificate.

You are a beneficial shareholder if your shares are held in a nominee’s name. That is, your certificate was deposited with a bank, trust company, securities broker, trustee or other institution.

MAILING OF CIRCULAR

This circular, a proxy and our 2009 annual report will be mailed to shareholders beginning March 24, 2010. The 2009 annual report is being mailed to:

·                  registered shareholders, except those who asked not to receive it; and

·                  beneficial shareholders who requested a copy.

We will provide proxy materials to brokers, custodians, nominees and fiduciaries. We ask that the materials be forwarded promptly to our beneficial shareholders.

ANNUAL AND INTERIM REPORTS

If you are a registered shareholder, you received our 2009 annual report in this package, unless you asked not to. If you: i) do not want our annual report next year; or, ii) wish to receive interim reports, please fill out and return the blue card in this package.

If you are a beneficial shareholder and did not return last year’s card requesting a copy, you received our summary report instead. If you wish to receive our annual or interim reports next year, please fill out and return the yellow card.

You can also access our annual report at www.nexeninc.com or on SEDAR at www.sedar.com.

AVAILABILITY OF DOCUMENTS

Our annual report includes the Form 10-K which we file with the US Securities and Exchange Commission (SEC). It contains our audited consolidated financial statements and management’s discussion and analysis (MD&A) for the financial year ended December 31, 2009. We will send a copy of the annual report, free of charge, to any shareholder who requests it. You can also view the Form 10-K on EDGAR by accessing our public filings under “Filings and Forms” at www.sec.gov.

We also file the Form 10-K as our Annual Information Form with the Canadian securities regulators. You can view it on SEDAR by accessing our public filings at www.sedar.com or a copy of our annual report, which includes the Form 10-K, and this circular will be provided on request.

All documents we file in Canada or the US are available at www.nexeninc.com.

If you would like to receive a document, please write to:

- By mail:	Nexen Inc.
801 – 7th Avenue SW
Calgary, Alberta, Canada T2P 3P7
Attention: Governance Office
* By email:	governance@nexeninc.com

ETHICS POLICY

On January 1, 2010 we replaced our ethics policy with “How We Work: Our Integrity Guide” (our guide). Our guide provides improved communication regarding expected behaviours and uses simplified language, real-life examples and Q&As. It also includes an overview of Nexen’s 22 integrity-related policies, provides guidance for making ethical decisions and lists options for reporting concerns about business conduct.

Under our guide, all directors, officers and employees must demonstrate ethical business practices in all business relationships, within and outside of Nexen. Employees are not permitted to commit an unethical, dishonest or illegal act or to instruct other employees to do so. Our guide has been adopted as a code of ethics for our principal executive officer, principal financial officer and principal accounting officer or controller.

Any waivers from the provisions of our guide for a director or executive officer must be approved by the audit committee and board and disclosed to the public in accordance with regulatory requirements. Any waivers from the provisions of our guide for any employee may be made by Nexen’s chief legal officer.

Our guide is available at www.nexeninc.com and if we amend or waive any provision of it, it will be disclosed online. We also file our guide and any amendments to it on SEDAR at www.sedar.com. To request a copy of our guide, contact the Integrity Resource Centre by emailing integrity@nexeninc.com or calling 403.699.6789.

Reporting Concerns

There are several ways that a stakeholder can report concerns about Nexen’s business practices. These include contacting a member of Nexen’s management team, our Integrity Resource Centre, our integrity helpline or the Chair of our Audit and Conduct Review Committee.

·                  Employees, customers, suppliers, partners, shareholders and other external stakeholders who have a concern are encouraged to raise the matter with Nexen management or our Integrity Resource Centre by:

- Mail:	Nexen Inc.
801 – 7th Avenue SW
Calgary, Alberta, Canada T2P 3P7
Attention: Integrity Resource Centre
* Email:	integrity@nexeninc.com
( Phone:	403.699.6789

·      Concerns may also be reported through the use of our integrity helpline, which is a secure reporting system operated by EthicsPoint, an independent third-party service provider. The helpline offers the option for anonymous reporting should the reporter wish to protect their identity. To learn more about our integrity helpline and for global, toll-free call numbers, visit www.nexeninc.com. Alternatively you may access the helpline directly by:

: Online:	www.ethicspoint.com
( Phone:	1.866.384.4277 (toll-free in North America)

·      Specifically, if you wish to raise concerns about Nexen’s financial statements, accounting practices or internal controls, and do not feel comfortable raising the matter using the reporting methods described above, you can make a report directly to the Chair of the Audit and Conduct Review Committee of Nexen’s board. The matter should be documented and mailed to Nexen Inc. at the address provided above in an envelope labeled: “To be opened by the Chair of the Audit and Conduct Review Committee only”.

COMMUNICATING WITH THE BOARD

Shareholders may write to the board or any board member(s) at the following address:

- By mail:	Nexen Inc.
801 – 7th Avenue SW
Calgary, Alberta, Canada T2P 3P7
Attention: Governance Office
* By email:	board@nexeninc.com

We receive inquiries on many subjects. The board and management have developed a process to manage inquiries so that the appropriate personnel respond to them.

Nexen reviews letters and emails addressed to the board, its members or the independent directors to determine if a board response is appropriate. While the board oversees management, it does not participate in day-to-day operations and is not normally in the best position to respond to inquiries on those matters. Those inquiries will be directed to appropriate personnel for response. The board has instructed the Governance Office to review all correspondence and, in its discretion, not forward items that are:

·                  not relevant to Nexen’s operations, policies or philosophies;

·                  commercial in nature; or

·                  not appropriate for the board to consider.

All inquiries will receive a response from the board or management. The Governance Office maintains a log of all correspondence sent to board members. Directors may review the log at any time and request copies of correspondence received.

SHAREHOLDER PROPOSALS

Eligible shareholders should direct any proposals they plan to present at the 2011 AGM to our Secretary. To be included in the proxy circular, the proposal must be received at 801 – 7th Avenue SW, Calgary, Alberta, Canada, T2P 3P7 by December 1, 2010.

DIVIDEND REINVESTMENT PLAN

Our dividend reinvestment plan lets shareholders elect to have cash dividends reinvested in common shares. Plan information, including a prospectus for US residents, and an election form may be requested from CIBC Mellon Trust Company (CIBC Mellon) by:

( Phone:	1.800.387.0825 (toll-free)
: Online:	www.cibcmellon.com
* Email:	inquiries@cibcmellon.com

SHAREHOLDER RIGHTS PLAN

Nexen has a shareholder rights plan. It was originally set up on August 6, 1999 by an agreement between CIBC Mellon and confirmed at a special shareholders’ meeting on February 3, 2000. The plan was continued, amended and restated with the approval of shareholders on May 2, 2002, April 27, 2005 and April 29, 2008. It must be approved by shareholders at the April 2011 AGM.

DIRECTOR AND OFFICER LIABILITY INSURANCE

Nexen indemnifies directors and officers to the full extent permitted by law. We maintain a director and officer liability insurance policy. The policy covers costs to defend and settle claims against Nexen’s directors and officers and certain named officers to an annual limit of US $150 million. It includes a US $12.5 million deductible for an indemnifiable occurrence and no deductible for a non-indemnifiable occurrence. The cost of coverage for 2009 was approximately US $951,000. Directors and officers do not pay premiums and no indemnity claims were made or paid in 2009.

DIRECTOR AND OFFICER FIDUCIARY INSURANCE

Nexen maintains a fiduciary liability insurance policy. It covers costs to defend and settle claims against Nexen, our directors, officers and employees for breach of fiduciary duty related to company-sponsored plans, such as pension and savings plans. The policy has an annual limit of US $25 million with a US $2.5 million deductible for an indemnifiable occurrence and no deductible for a non-indemnifiable occurrence. The cost of coverage for 2009 was approximately US $27,600. Directors, officers and employees do not pay premiums and no claims were made or paid in 2009.

LOANS TO DIRECTORS AND OFFICERS

As set out in the corporate governance policy (Schedule B on page 89), we do not make loans to our directors and officers. Therefore, no loans are outstanding from Nexen to our directors or officers.

REGISTERED SHAREHOLDER VOTING

You are a registered shareholder if your shares are held in your name and you have a share certificate.

Voting Options

I     In person at the meeting (see below);

2      By proxy (see below);

(    By phone (see enclosed proxy); or

:     By internet (see enclosed proxy).

Voting in Person

If you plan to attend the AGM and wish to vote in person, don’t complete or return the enclosed proxy. Your vote will be taken and counted at the meeting. Please register with the transfer agent, CIBC Mellon, when you arrive.

Voting by Proxy

Whether or not you attend the meeting, you can appoint someone else to attend and vote as your proxyholder. Please use the enclosed proxy or any other proper form of proxy to do this. The persons already named in the enclosed proxy are directors. You can also choose another person as your proxyholder by printing that person’s name in the space provided. Then complete the rest of the proxy, sign and return it. Your votes can only be counted if the person you appoint attends the meeting and votes on your behalf. If you have voted by proxy, you may not vote in person at the meeting, unless you revoke your proxy.

Return your completed proxy in the envelope provided or fax it to 416.368.2502 so that it arrives by 11:00 am (Mountain time) on April 23, 2010, or, if the meeting is adjourned, at least 48 hours (excluding weekends and holidays) before the meeting resumes. We do not typically accept late votes, so please vote on time.

Revoking Your Proxy

To revoke your proxy at any time before it is acted on, deliver a written statement to that effect to our Governance Office, or a new proxy to CIBC Mellon, by or on April 23, 2010, or to the chair of the meeting on April 27, 2010.

BENEFICIAL SHAREHOLDER VOTING

You are a beneficial shareholder if your shares are held in a nominee’s name. That is, your certificate was deposited with a bank, trust company, securities broker, trustee or other institution.

Voting Options

I     In person at the meeting (see below);

2      By voting instructions (see below);

(    By phone (see enclosed voting instruction form); or

:     By internet (see enclosed voting instruction form).

Voting in Person

If you plan to attend the AGM and wish to vote in person, write your name in the space provided on the enclosed voting instruction form. Then complete the rest of the form, sign and return it following the instructions provided by your nominee. If you do this, your vote will only be counted if you attend the meeting and vote in person. Your vote will be counted at the meeting so don’t complete the voting instructions on the form. When you arrive at the meeting, please register with the transfer agent, CIBC Mellon.

Voting Instructions

Whether or not you attend the meeting, you can appoint someone else to attend and vote as your proxyholder. Please use the enclosed voting instruction form to do this. The persons already named in the enclosed voting instruction form are directors. You can choose another person as your proxyholder by printing that person’s name in the space provided. Then complete the rest of the form, sign and return it. Your votes can only be counted if the person you appoint attends the meeting and votes on your behalf. If you have sent in your voting instructions, you may not vote again or change your vote at the meeting unless you carefully follow the procedure to revoke your instructions.

Return your completed voting instruction form in the envelope provided or fax it to one of the numbers set out in the form so that it arrives by 11:00 am (Mountain time) on April 22, 2010 or, if the meeting is adjourned, at least 72 hours (excluding weekends and holidays) before the meeting resumes. We do not typically accept late votes, so please vote on time.

Revoking Voting Instructions

To revoke your voting instructions, follow the procedures provided by your nominee. Your nominee must receive your request before 11:00 am (Mountain time) on April 22, 2010. This gives your nominee time to submit the revocation to us.

GENERAL VOTING INFORMATION

Proxy Solicitation

Proxies are being solicited by Nexen’s board and management, mainly by mail. Nexen pays for the cost of proxy solicitation. Our officers, employees and agents may solicit proxies by phone, email, fax, mail or personal interviews. Nexen has also retained Laurel Hill Advisory Group, 366 Bay Street, 2nd Floor, Toronto, Ontario, M5H 4B2 (1.888.292.4741), at a fee of approximately $35,000 plus out-of-pocket expenses to help solicit proxies from individual and institutional investors in Canada and the US.

Voting

If you hold common shares at the close of business on March 8, 2010, you may vote on:

·                  election of directors;

·                  appointment of auditors; and

·                  other business that may properly come before the meeting or any adjournment of the meeting.

Each common share is entitled to one vote. A simple majority of votes (50% plus one vote) is required to approve all matters.

Quorum

Quorum is needed to transact business at the meeting. We require:

·                  two people in person;

·                  each a shareholder or proxyholder entitled to vote at the meeting; and

·                  together representing at least 25% of the common shares outstanding and entitled to vote at the meeting.

Proxy Voting

On your proxy, you can indicate how you want your proxyholder to vote or let your proxyholder decide for you. If you specify how you want your shares to be voted, your proxyholder must vote that way. If you don’t specify, your proxyholder can vote your shares as he or she sees fit.

If you appoint the directors already named in the enclosed proxy, Messrs. Saville, Jackson or Romanow, and do not specify how you want your shares to be voted, your shares will be voted as follows:

Election of management nominees as directors	FOR
Appointment of auditors	FOR

Amendments or Other Matters

Management does not intend to present other business at the meeting. We aren’t aware of any changes to the proposed matters or other matters which may be presented at the meeting. If changes or other matters properly come before the meeting, your proxyholder will vote using his or her best judgment.

Vote Counting and Confidentiality

CIBC Mellon counts votes by proxy. Your vote is confidential unless you clearly intend to communicate your position to management or as necessary to comply with legal requirements.

Voting Questions

If you have voting questions, please contact CIBC Mellon:

North America	1.800.387.0825 (toll-free)
Other Locations	1.416.643.5500

BUSINESS OF THE MEETING

If you appoint Messrs. Saville, Jackson or Romanow, the directors set out in the enclosed proxy, and do not specify how you want your shares to be voted, your shares will be voted as follows:

Election of management nominees as directors	FOR
Appointment of auditors	FOR

FINANCIAL STATEMENTS

The financial statements are presented to shareholders each year. Our independent registered chartered accountants, Deloitte & Touche LLP, will be available to answer appropriate questions at the AGM.

ELECTION OF DIRECTORS

Directors are elected annually at the AGM. The board and management confirm that each nominee is well qualified to serve on Nexen’s board. The board is sized appropriately to be effective. Its composition fosters a diversity of views and ensures expertise in running the committees.

The board is independent from management and 11 of the 12 nominees are independent. The nominees have relevant expertise to provide appropriate strategic direction and oversight.

Appointment of AUDITORS

The auditors review the financial statements and report to the Audit and Conduct Review Committee (Audit Committee). Their fees are pre-approved by the Audit Committee. In 2009, fees for non-audit related work were 8% of total fees. See page 38 for more details.

OTHER BUSINESS

Management does not intend to present other business at the meeting, and we are not aware of changes to proposed matters or other matters that call you to act.

As a shareholder, it’s your right to vote.

The board is independent from management.

Financial Statements

The consolidated financial statements for the year ended December 31, 2009, and related auditor’s report are in the 2009 annual report, which is being mailed with this circular to all registered shareholders, except those who asked not to receive it, and to beneficial shareholders who requested it.

Election of Directors

Nexen must have between 3 and 15 directors. On February 11, 2009, the board determined to set the size at 12 directors effective April 28, 2009. Directors will be elected at the AGM each year and will hold office until the next AGM or until their successors are appointed or elected. Director nominees are:

William B. Berry

Robert G. Bertram

Dennis G. Flanagan

S. Barry Jackson

Kevin J. Jenkins

A. Anne McLellan, P.C.

Eric P. Newell, O.C.

Thomas C. O’Neill

Marvin F. Romanow

Francis M. Saville, Q.C

John M. Willson

Victor J. Zaleschuk

The board and management believe the nominees are well qualified to serve as directors, and all nominees have confirmed their eligibility and willingness to serve. We know of no reason why a nominee would be unavailable for election. However, if a nominee is not available to serve at the time of the meeting, the directors named in the proxy will vote for a substitute if the board chooses one.

Management and the board recommend that you vote FOR these appointments. The directors named in the enclosed proxy will vote FOR these nominees unless you indicate that authority to do so is withheld.

Appointment of Auditors

The Audit Committee recommends appointing Deloitte & Touche LLP as auditors for 2010. During the five financial years ended December 31, 2009, Deloitte & Touche LLP served as our auditors.

The auditors will be present at the meeting. They will be given the opportunity to speak if they wish and will be available to answer appropriate questions.

The Audit Committee recommends that you vote FOR this appointment. The directors named in the enclosed proxy will vote FOR this appointment unless you indicate that authority to do so is withheld.

Other Business

Management does not intend to present any other business at the AGM. We are not aware of changes to the proposed matters or other matters which may be presented for action. If changes or other matters are properly brought before the AGM, your proxyholder will vote on them using his or her best judgment.

BOARD OF DIRECTORS

The skills that each director contributes to our board are set out in the biographies on pages 13 through 17 and under experience and qualifications on pages 20 through 22.

NOMINEES

These management nominees were elected to the board at the annual meeting on April 28, 2009.

William B. Berry

Robert G. Bertram

Dennis G. Flanagan

S. Barry Jackson

Kevin J. Jenkins

A. Anne McLellan, P.C.

Eric P. Newell, O.C.

Thomas C. O’Neill

Marvin F. Romanow

Francis M. Saville, Q.C.

John M. Willson

Victor J. Zaleschuk

See page 13 for their biographies.

OTHER PUBLIC COMPANY APPOINTMENTS

Directors are required to consult with the Board Chair when considering an appointment to the board of another public company. See page 18 for details of other public company appointments.

Areas of Expertise

Nexen maintains a skills matrix that tracks the board’s expertise. Our directors bring varied experience, knowledge and complementary skills to the board. Specifically, the board has expertise in managing and leading growth; international operations; governance, board and CEO experience; human resource management; health, safety, environment and social responsibility stewardship; and oil and gas and financial acumen. See pages 19 and 20 for details of the areas of expertise and of experience and qualifications.

INDEPENDENT BOARD

All directors, except for Mr. Romanow, are independent. See page 23 for details. The independent directors annually appoint the independent Board Chair.

MEETING ATTENDANCE

Nexen directors attended 98.5% of the board and committee meetings in 2009. All directors attended the 2009 AGM. See page 24 for details.

SESSIONS WITHOUT MANAGEMENT

The board and board committees have sessions without management at each regularly scheduled meeting and as deemed necessary at special meetings. See page 25 for details.

DIRECTOR COMPENSATION

Non-executive directors are paid retainers for board and committee membership and fees for each meeting they attend in person or by phone. Total fees and retainers earned by all board members in 2009 were $1,482,267. See page 26 for details.

The board is formed with a skill set to guide Nexen’s business strategies.

Our online evaluation continually evolves to enhance board effectiveness and overall performance.

Board performance is enhanced by virtually 100% attendance at all meetings and sessions without management.

Director Tenure

March 1, 2010

Key Sections

Nominees	13

Other Public Company Directorships/Committee Appointments	18

Areas of Expertise	19

Experience and Qualifications	20

Independence and Board Committees	23

Meeting Attendance	24

Sessions Without Management and Meetings Held	25

Director Compensation	26

Director Compensation Table	26

Retainers and Fees	27

Share Ownership Guideline	28

Deferred Share Units	28

DSUs Granted in 2009	28

TOPs Exercised or Exchanged and Awards Vested During 2009	29

TOPs Holdings and Value of In-the-Money TOPs	30

Equity Ownership and Changes from March 2, 2009 to March 1, 2010	30

Director Education	31

Nominees

All current directors were elected at the annual meeting on April 28, 2009, and are management nominees for election to the board. Further disclosure of each nominee’s experience and qualifications can be found on pages 20 through 22.

WILLIAM B. BERRY

Houston, Texas, United States

Independent

Director since Dec. 8, 2008

Audit committee financial expert

Areas of Expertise:

Growth, International, CEO/Senior Officer, Exploration, Compensation, Oil and Gas, Financial, HSE & SR, Diversity

William Berry, 57, is a retired oil and gas executive. He was formerly Executive Vice President of ConocoPhillips from 2003 to 2008. He also held other senior executive positions with Phillips Petroleum Co., including as Senior Vice President, Exploration and Production. His career in the oil and gas industry began in 1976 and includes experience working in Africa, the North Sea, Asia, Russia, the Caspian Sea and North America.

Mr. Berry has Bachelor and Masters of Science degrees in Petroleum Engineering from Mississippi State University. He was responsible for understanding the financial reporting of exploration and production at ConocoPhillips and had finance managers reporting directly to him on a functional basis. He held various management roles including as Manager, Corporate Planning and Budgeting.

Bill is a director of Willbros Group, Inc. He serves on the Dean’s Advisory Council at Mississippi State University and on the Advisory Board of Teach for America in Houston.

ROBERT G. BERTRAM

Aurora, Ontario, Canada

Independent

Director since Jan. 1, 2009

Areas of Expertise:

Growth, Compensation, Governance, Financial, Diversity

Robert Bertram, 65, is a retired pension investment executive. He was the Executive Vice President of Ontario Teachers’ Pension Plan Board (Teachers) from 1990 to 2008. He led Teachers’ investment program and had oversight of the pension fund’s growth to $108.5 billion from $19 billion when it was established in 1990. Prior to that, he spent 18 years at Telus Corporation, formerly Alberta Government Telephones. Before leaving Telus, he was Assistant Vice President and Treasurer.

Mr. Bertram has a Bachelor of Arts degree in History from the University of Calgary and a Master of Business Administration from the University of Alberta. He is a Chartered Financial Analyst (CFA) charter holder and a holder of an ICD.D designation (Institute of Corporate Directors and the Rotman School of Business).

Robert is the Chair of the Strategic Committee of Glass Lewis LLC and a director of The Cadillac Fairview Corporation and Maple Leaf Sports and Entertainment Ltd.

DENNIS G. FLANAGAN

Calgary, Alberta, Canada

Independent

Director since May 17, 2000

Areas of Expertise:

Growth, International, CEO/Senior Officer, Compensation, Oil and Gas, Exploration, Governance, Financial, HSE & SR, Diversity

Dennis Flanagan, 70, is a retired oil and gas executive. He worked in the oil and gas industry for more than 40 years with Ranger Oil Limited (Ranger) and ELAN Energy Inc. (ELAN), most recently as Executive Chair of ELAN until it was bought by Ranger in 1997. He was involved in all phases of exploration and development in Canada, the US and the UK North Sea.

Mr. Flanagan completed the Registered Industrial and Cost Accountant program, the predecessor to the Certified Management Accountant program, in 1967. He worked in various accounting and management positions at Ranger, including as the Chief Financial Officer (CFO) and Executive Vice President.

Dennis is Chair of Canexus Income Fund, an affiliate controlled by Nexen. He is also founding Chair of STARS (Shock Trauma Air Rescue) Foundation.

S. BARRY JACKSON

Calgary, Alberta, Canada

Independent

Director since Sept. 1, 2001

Corporate Governance and Nominating (Governance) Committee Chair since April 28, 2009

Areas of Expertise:

Growth, CEO/Senior Officer, Exploration, Compensation, Oil and Gas, Governance, Financial, HSE & SR, Diversity, Marketing

Barry Jackson, 57, is a retired oil and gas executive. He was formerly the Chair of Resolute Energy Inc. and Deer Creek Energy Limited. He was also President, Chief Executive Officer (CEO) and a director of Crestar Energy Inc. (Crestar). He has worked in the oil and gas industry since 1974 and held senior executive positions with Northstar Energy Corporation and Crestar.

Mr. Jackson has a Bachelor of Science degree in Engineering from the University of Calgary and is a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta. He has served on the boards of several public companies and on the audit committees of some of those boards.

Barry is Chair of TransCanada Corporation and TransCanada PipeLines Limited and a director of WestJet Airlines Ltd.

KEVIN J. JENKINS

Calgary, Alberta, Canada

Independent

Director since Dec. 17, 1996

Compensation and Human Resources (Compensation) Committee Chair since April 27, 2006

Audit committee financial expert

Areas of Expertise:

Growth, International, CEO/Senior Officer, Compensation, Governance, Financial, HSE & SR

Kevin Jenkins, 53, is President and CEO of World Vision International. He was appointed to this position in October 2009. He was a Managing Director of TriWest Capital Partners, an independent private equity firm, from 2003 to 2009. He was President, CEO and a director of The Westaim Corporation from 1996 to 2003. From 1985 to 1996 he held senior executive positions with Canadian Airlines International Ltd. (Canadian). He was elected to Canadian’s board of directors in 1987, appointed President in 1991 and appointed President and CEO in 1994. Earlier in his career, he was CFO of Canadian.

Mr. Jenkins has a Bachelor of Laws from the University of Alberta and a Master of Business Administration from Harvard Business School.

A. ANNE McLELLAN, P.C.

Edmonton, Alberta, Canada

Independent

Director since July 5, 2006

Areas of Expertise:

Growth, International, CEO/Senior Officer, Governance, HSE & SR, Diversity

The Honourable Anne McLellan, 59, has been counsel at Bennett Jones LLP, Barristers and Solicitors, and Distinguished Scholar in Residence at the University of Alberta in the Institute for US Policy Studies since 2006. Previously, she served as the Liberal Member of Parliament for Edmonton Centre from 1993 to 2006. Between 2003 and 2006, she served as the Deputy Prime Minister and Minister of Public Safety and Emergency Preparedness. Before that, she served as Minister of Health, Minister of Justice and Attorney General, Minister of Natural Resources and Federal Interlocutor for Métis and Non-Status Indians.

Prior to entering politics, Ms. McLellan taught law at the University of New Brunswick and the University of Alberta, serving as Associate Dean of the Faculty of Law at the University of Alberta from 1985 to 1987 and as Acting Dean from July 1991 to June 1992.

Ms. McLellan holds Bachelor of Arts and Bachelor of Laws degrees from Dalhousie University and a Master of Laws degree from King’s College, University of London. She was appointed to the Privy Council of the Government of Canada in 1993.

Anne is a director of Agrium Inc. and Cameco Corporation.

ERIC P. NEWELL, O.C.

Edmonton, Alberta, Canada

Independent

Director since Jan. 5, 2004

Health, Safety, Environment and Social Responsibility (HSE & SR) Committee Chair since April 28, 2009

Areas of Expertise:

Growth, International, Compensation, Oil and Gas, Financial, HSE & SR

Eric Newell, 65, is the retired Chancellor of the University of Alberta, a position he held from 2004 to 2008. He is the retired Chair and CEO of Syncrude Canada Ltd. (Syncrude), positions he held from 1994 and 1989, respectively, until 2004. He served as President of Syncrude from 1989 to 1997. Prior to that, he worked with Imperial Oil Limited and Esso Petroleum Canada Ltd.

Dr. Newell holds a Bachelor of Applied Science degree in Chemical Engineering from the University of British Columbia and a Masters of Science in Management Studies from the University of Birmingham, England. He has received Honorary Doctorates of Law from Athabasca University, University of Alberta, University of British Columbia and University of Lethbridge, and an Honorary Diploma from Northern Alberta Institute of Technology (NAIT). He is an Officer of the Order of Canada and a member of the Alberta Order of Excellence.

Eric is the Chair of the Climate Change and Emissions Management Corporation, CAREERS: The Next Generation and Alberta Innovates - Energy and Environment Solutions (AIEES), Vice Chair of Lieutenant Governor Arts Award Foundation, and a member of the boards of Telus World of Science Edmonton, The Gairdner Foundation, Junior Achievement of Northern Alberta and The Learning Partnership Canada. As past President of the Alberta Chamber of Resources, he led the creation of the National Oil Sands Task Force in 1995.

THOMAS C. O’NEILL

Toronto, Ontario, Canada

Independent

Director since Dec. 10, 2002

Audit Committee Chair since April 27, 2005

Audit committee financial expert

Areas of Expertise:

Growth, International, CEO/Senior Officer, Compensation, Oil and Gas, Governance, Financial, Diversity, HSE & SR, Marketing

Tom O’Neill, 64, is the retired Chair of PwC Consulting. He was lead partner and CEO of PwC Consulting from 1978 to 2000; COO of PricewaterhouseCoopers LLP, Global; CEO of PricewaterhouseCoopers LLP, Canada; and Chair and CEO of Price Waterhouse Canada. He worked in Brussels in 1975 to broaden his international experience. From 1975 to 1985 was lead partner for numerous multinationals, specializing in dual Canadian and US-listed companies.

Mr. O’Neill has a Bachelor of Commerce degree from Queen’s University. He was designated a Chartered Accountant in 1970 and made a Fellow (FCA) of the Institute of Chartered Accountants of Ontario in 1988. He has an Honorary Doctorate of Law from Queen’s University.

Tom is the Chair of BCE Inc., the Vice Chair of Adecco S.A. and a director of Loblaw Companies Limited and The Bank of Nova Scotia. He is a member of the External Audit Committee of the International Monetary Fund and a director of St. Michael’s Hospital.

MARVIN F. ROMANOW

Calgary, Alberta, Canada

Not Independent

Director since Jan. 1, 2009

Areas of Expertise:

Growth, International, CEO/Senior Officer, Exploration, Compensation, Oil and Gas, Governance, Financial, Diversity, HSE & SR, Marketing

Marvin Romanow, 54, has been President and CEO of Nexen since January 1, 2009. He was Executive Vice President and CFO since June 1, 2001. Prior to this, he held a variety of finance positions at Nexen, beginning with Vice President, Finance in 1997 and CFO in 1998. His career has spanned many financial and operating roles, including professional and leadership roles in corporate finance, planning, business development, exploration and development, and reservoir engineering.

Mr. Romanow has a Bachelor of Engineering degree (with great distinction) and a Master of Business Administration from the University of Saskatchewan. He is also a graduate of Harvard’s Program for Management Development and, in 2007, he completed INSEAD’s Advanced Management Programme. He was recognized as Canada’s “CFO of the Year” in 2007 and in September of the same year received the Petroleum Economist award for “Energy Executive of the Year 2006”.

Marvin is a director of Canexus Income Fund. He is a board member of Syncrude Canada Ltd., a joint venture in which Nexen owns 7.23%. He is also on the Advisory Council for the Edwards School of Business at the University of Saskatchewan.

FRANCIS M. SAVILLE, Q.C.

Calgary, Alberta, Canada

Independent

Director since May 10, 1994

Board Chair since April 27, 2005

Areas of Expertise:

Growth, International, CEO/Senior Officer, Compensation, Oil and Gas, Governance, HSE & SR, Diversity

Francis Saville, 71, is Chair of Nexen. He was counsel with Fraser Milner Casgrain LLP, Barristers and Solicitors until January 31, 2010. He joined the firm in 1965 and had an extensive practice in the areas of energy and environmental law, as well as municipal law and land-use planning. He specialized in representing energy corporations in regulatory applications.

Mr. Saville has Bachelor of Arts and Bachelor of Laws degrees from the University of Alberta and he was appointed a Queen’s Counsel in 1984. He holds the ICD.D designation (Institute of Corporate Directors and the Haskayne School of Business).

Francis is Chair of the board of trustees of the Lester B. Pearson College of the Pacific.

JOHN M. WILLSON

Vancouver, British Columbia, Canada

Independent

Director since Dec. 17, 1996

Reserves Review (Reserves) Committee Chair since April 27, 2006

Areas of Expertise:

Growth, International, CEO/Senior Officer, Exploration, Compensation, Governance, HSE & SR, Diversity

John Willson, 70, is a retired mining executive. He was the President and CEO of Placer Dome Inc. from 1993 to 1999. He was President and CEO of Pegasus Gold Inc. from 1989 to 1992 and was with Cominco Limited prior to that. During his career, he worked in Ghana, Greenland, Montana, Washington State, British Columbia and the Northwest Territories.

Mr. Willson was raised in Portugal and England. He holds Bachelor and Master degrees in Mining Engineering from the Royal School of Mines, University of London, England.

John is a director of Finning International Inc. He is also a member of the board of the YMCA of Greater Vancouver.

VICTOR J. ZALESCHUK

Calgary, Alberta, Canada

Independent

Director since June 1, 1997

Finance Committee Chair since April 27, 2006

Areas of Expertise:

Growth, International, CEO/Senior Officer, Exploration, Compensation, Oil and Gas, Governance, Financial, HSE & SR, Diversity, Marketing

Vic Zaleschuk, 66, is a retired oil and gas executive. He was the President and CEO of Nexen from 1997 to 2001. He joined Nexen in 1986, as the company was developing operations in Yemen and expanding its international strategy. From 1986 to 1994, he was Senior Vice President, Finance and from 1994 to 1997 he was Senior Vice President and CFO. Prior to Nexen, he worked with Co-Enerco, Dome Petroleum Ltd., Siebens Oil & Gas Ltd. and Hudson’s Bay Oil & Gas Ltd.

Mr. Zaleschuk holds a Bachelor of Commerce degree from the University of Saskatchewan and was designated as a Chartered Accountant in 1967.

Vic is Chair of Cameco Corporation and a director of Agrium Inc.

Other Public Company Directorships/Committee Appointments

Name	Other Public Company Directorships	Type of Company	Stock Exchange	Committee Appointments
Berry	Willbros Group, Inc.	Oil Equipment and Services	NYSE	Compensation Committee Nominating and Corporate Governance Committee

Bertram	Mulvihill Capital Management Funds [1]	Equity Fund	TSX	Independent Review Committee

Flanagan	Canexus Income Fund (Chair)	Chemicals	TSX	—

Jackson	TransCanada Corporation (Chair) [2]	Energy	TSX	—[3]
	TransCanada PipeLines Limited (Chair) [2]	Energy		—[3]
	WestJet Airlines Ltd.	Industrials	TSX	Compensation Committee Corporate Governance and Nominating Committee

Jenkins	—	—	—	—

McLellan	Agrium Inc.	Agriculture Chemicals	TSX	Corporate Governance and Nominating Committee Environment, Health and Safety Committee
	Cameco Corporation	Industrial Metals/ Minerals	TSX	Human Resources and Compensation Committee Nominating, Corporate Governance and Risk Committee Safety, Health and Environment Committee

Newell	—	—	—	—

O’Neill [4]	Adecco S.A. (Vice Chair)	Human Resources	SWX	Audit Committee Corporate Governance Committee
	BCE Inc. (Chair)	Telecom Services	TSX	None
	Loblaw Companies Limited	Food Wholesale	TSX	Chair, Audit Committee
	The Bank of Nova Scotia	Money Centre Banks	TSX	Audit and Conduct Committee Corporate Governance and Pension Committee

Romanow	Canexus Income Fund	Chemicals	TSX	—

Saville	—	—	—	—

Willson	Finning International Inc.	Industrial Equipment	TSX	Chair, Human Resources Committee Governance Committee

Zaleschuk	Agrium Inc.	Agricultural Chemicals	TSX	Chair, Audit Committee Human Resources and Compensation Committee
	Cameco Corporation (Chair)	Industrial Metals/ Minerals	TSX	Reserves Oversight Committee

1	An investment management fund organization managing a series of closed end funds listed on the Toronto Stock Exchange. Mr. Bertram is an audit committee member of each of these funds.
2	Board meetings for these two companies are held at the same time.
3	Mr. Jackson is a non-voting member of the Governance Committee and the Human Resources Committee.
4	See note 5 on page 23 for details on Mr. O’Neill’s eligibility for audit committee service.

INTERLOCKING SERVICE AS AT MARCH 1, 2010

In assessing board member independence, we acknowledge these relationships, but are confident that they do not present any actual or perceived conflicts to independence.

Company	Directors in Common	Committees in Common
Agrium Inc.	McLellan	None
Zaleschuk

Cameco Corporation	McLellan	None
Zaleschuk

Canexus Income Fund	Flanagan	None
Romanow

PREVIOUS DIRECTORSHIPS

The information in the following table represents previous directorships held by our directors over the last five years at public and registered investment companies.

Name	Company
Flanagan	NAL Oil and Gas Trust
Jackson	Cordero Energy Inc., Resolute Energy Inc., Deer Creek Energy Limited
Newell	Canfor Corporation
O’Neill	Dofasco Inc., Ontario Teachers’ Pension Plan Board
Saville	Mullen Transport Inc.
Willson	Pan American Silver Corp., Harry Winston Diamond Corp.

Areas of Expertise

We maintain a skills matrix and directors indicate their expertise level in each area according to:

1                  no or limited application;

2                  basic application;

3                  skilled application—they have significant operational experience in the area, but not at a senior executive level; and

4                expert application—they have senior executive experience in the area.

The areas of expertise of each nominee director are found in the table on page 20. See the Committee Reports on pages 36 through 48 for expertise relevant to each committee.

Number of Nominee Directors
with Skilled or
Skill/Experience Description	Expert Application
Managing/Leading Growth—Senior executive experience driving strategic insight and direction to encourage innovation and conceptualize key trends to continuously challenge the organization to sharpen its vision while achieving significant organic growth.	12
International—Senior executive experience working in an organization with global operations where Nexen is or may be active. Has a thorough understanding of different cultural, political and regulatory requirements.	10
CEO/Senior Officer—Experience working as a CEO or senior officer for a major organization with international operations.	11
Exploration—Experience as a senior executive or top functional authority leading an exploration department in a major upstream or integrated exploration and production company. May have formal education in geology, geophysics or engineering.	6
Compensation—Senior executive experience or board compensation committee participation with a thorough understanding of compensation, benefit and pension programs, legislation and agreements. This includes specific expertise in executive compensation programs including base pay, incentives, equity and perquisites.	11
Oil and Gas—Senior executive experience in the oil and gas industry, combined with a strong knowledge of Nexen’s strategy, markets, competitors, financials, operational issues, regulatory concerns and technology.	8
Governance/Board—Prior or current experience as a board member of a major Canadian organization (public, private or non-profit sectors) with international operations.	12
Financial Acumen—Senior executive experience in financial accounting and reporting, and corporate finance, especially with respect to debt and equity markets. Familiarity with internal financial controls.	9
Health, Safety, Environment and Social Responsibility (HSE & SR)—Thorough understanding of industry regulations and public policy related to workplace health, safety, environment and social responsibility. May have had an active leadership role in the shaping of public policy in Canada and abroad. Demonstrated commitment to Nexen’s HSE & SR values.	11
Diversity—Contributes to the board in a way that enhances perspectives through diversity in gender, ethnic background, geographic origin, experience (industry and public, private and non-profit sectors), etc.	11
Marketing Expertise—Senior executive experience in the energy marketing industry, combined with a strong knowledge of Nexen’s strategy, markets, competitors, financials, operational issues and regulatory concerns.	4

Experience and Qualifications

The experience and qualifications of our board members contribute to our success. The wealth of knowledge and depth of understanding of their role and our industry has a profound impact on the way we conduct business. The following chart illustrates the expertise that our directors have indicated they possess in each area.

Name	Managing/ Leading Growth	International	CEO/Senior Officer	Exploration	Compensation	Oil and Gas	Governance/ Board	Financial Acumen	Health, Safety, Environment and Social Responsibility	Diversity	Marketing
Berry	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Bertram	✓				✓		✓	✓		✓
Flanagan	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Jackson	✓		✓	✓	✓	✓	✓	✓	✓	✓	✓
Jenkins	✓	✓	✓		✓		✓	✓	✓
McLellan	✓	✓	✓			✓	✓		✓	✓
Newell	✓	✓	✓		✓	✓	✓	✓	✓	✓
O’Neill	✓	✓	✓		✓	✓	✓	✓	✓	✓	✓
Romanow	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Saville	✓	✓	✓		✓	✓	✓		✓	✓
Willson	✓	✓	✓	✓	✓		✓		✓	✓
Zaleschuk	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Total	12	10	11	6	11	8	12	9	11	11	4

Mr. Berry brings over 35 years of oil and gas exploration experience to his role, including expertise in international affairs from his work overseas and in his capacity as an executive of a global energy company. He has Bachelor and Masters of Science degrees in Petroleum Engineering. Mr. Berry was responsible for understanding the financial reporting of exploration and production and finance managers reported directly to him on a functional basis. This executive level experience and his standing committee membership on the Compensation Committee at Willbros Group, Inc. give him an extensive background in compensation matters.

Mr. Bertram has a proven track record for managing and leading growth as an executive for a large pension fund. He has a Masters of Business Administration, a chartered financial analyst designation and is considered a financial expert with almost 40 years experience in financial roles. As Chair of the Strategic Committee of a leading independent governance analysis and proxy voting firm and a recipient of the ICD.D designation, Mr. Bertram brings considerable knowledge to his role in the areas of governance and board. Mr. Bertram has been involved at the board level of non-public companies and not-for-profit organizations for several years. His standing committee service on these boards and as a member of our Compensation and Human Resources Committee, provide him with substantial experience on compensation matters.

Mr. Flanagan has been a member of the board for the past 10 years. He brings over 40 years of oil and gas and exploration experience, including several years in senior executive roles, including CFO, CEO and Executive Chair. During his career he was involved in all phases of several overseas projects. Mr. Flanagan’s education and experience in the areas of accounting and finance qualify him as a financial expert. He has served on several standing committees giving him extensive experience in the areas of compensation, governance, board and health, safety, environment and social responsibility issues. Mr. Flanagan brings a diverse background through his international work and varied skills and experience at the board level for both for-profit and not-for-profit sectors.

Mr. Jackson has been a member of the board for the past nine years. He brings over 35 years of oil and gas experience to his role and held several senior executive and board positions, including President and Chair of the Board. In this capacity, he was exposed to a broad range of business issues and developed expertise in marketing, governance and board matters. He has a Bachelor of Science degree in Engineering. Mr. Jackson’s board and standing committee memberships at Nexen and other public companies give him expertise in the areas of compensation, governance and board. Mr. Jackson has been a member of our Compensation Committee and Audit Committee since 2001.

Mr. Jenkins has served as a board member since 1996. He brings a wealth of knowledge and practical experience to his role on the board and standing committees. He received his Bachelor of Laws from the University of Alberta and is a graduate of the Harvard Graduate School of Business Administration. Mr. Jenkins held several senior executive positions in large corporations over the past 25 years and is currently President and CEO of World Vision International. He served as a member of the Finance and Audit Committees for the past 10 years and 11 years, respectively, and has chaired both committees during his tenure. Mr. Jenkins’ education and experience qualify him as a financial expert. He has been an active member of the board and standing committees providing him with extensive experience in the areas of compensation, governance, board and health, safety, environment and social responsibility.

Ms. McLellan brings diverse, senior executive experience to her role through her tenures as a law school professor and associate dean, Deputy Prime Minister of Canada, Attorney General of Canada, Member of Parliament, counsel for a leading Canadian law firm and as a board member of public companies. Ms. McLellan has a Bachelor of Arts and Bachelor and Masters of Laws degrees. Her board and standing committee memberships at Nexen and other public companies give her a solid background in the areas of governance, board and safety, health and environment.

Dr. Newell is a proven corporate and community leader. He holds a Masters of Science in Management Studies, is an Officer of the Order of Canada, a member of the Alberta Order of Excellence and has Honorary Doctorates degrees from three Canadian universities and one from the Northern Alberta Institute of Technology. He has also been honoured by many other organizations whose interests lie in business leadership, education, youth development and public policy. Dr. Newell brings several years of oil and gas experience to his role including 14 years as CEO of the world’s largest producer of crude oil from oil sands. Under his leadership, the company became an increasingly significant source of energy supply for the entire nation, and a model of a reliably operated, environmentally efficient, socially responsible corporation. As President of the Alberta Chamber of Resources in the mid 1990s, Dr. Newell was instrumental in developing a comprehensive new energy vision for Canada, which led to the large-scale expansion now underway in the oil sands industry. Dr. Newell’s storied career has given him extensive experience in the areas of compensation and financial acumen.

Mr. O’Neill has a proven track record for managing and leading growth as a senior executive and Chair for a large global accounting firm. Mr. O’Neill has a Bachelor of Commerce degree, is a chartered accountant, a Fellow of the Institute of Chartered Accountants of Ontario and is considered a financial expert with over 40 years experience in financial roles. He worked in Brussels to broaden his international experience and serviced numerous multinational companies. As a member of the board and standing committee memberships at Nexen and other public companies, he brings a wealth of knowledge to his role in the areas of governance, board, compensation, oil and gas, and marketing.

Mr. Romanow brings a wealth of knowledge and practical experience to his role on the board. He has a Bachelor of Engineering degree, with great distinction, and a Masters of Business Administration. He held several senior executive positions and leadership roles in corporate finance, planning, business development, marketing, exploration and development, and reservoir engineering, and is currently the President and CEO of Nexen. Mr. Romanow has a proven track record for managing and leading growth and was the recipient of Canada’s “CFO of the Year” for 2007 and “Energy Executive of the Year” for 2006. Mr. Romanow’s service on two public boards and one private board and his varied career has given him a solid background in the areas of governance, board, compensation and health, safety, environment, social responsibility and enabled him to bring a broad, diverse perspective.

Mr. Saville has served as a board member since 1994. His tenures as senior partner and counsel for a large national law firm, leadership roles at the law firm, and over 40 years of energy and environmental regulatory law experience, give him considerable knowledge and leadership for his role on the board and its standing committees. He has Bachelor of Arts and Bachelor of Laws degrees and is a recipient of the ICD.D designation. Mr. Saville is a recognized leader in corporate governance, and a frequent speaker and author on corporate governance, international and Canadian resources law and on integrity in law, business and government. His past board and standing committee membership on the Governance and Compensation Committee of a public company, coupled with his participation on Nexen’s Corporate Governance and Nominating Committee and Compensation and Human Resources Committee for the past 11 years and 7 years, respectively, give him a solid background in the areas of governance, board and compensation. Mr. Saville was Chair of the Governance Committee for four years during this time, and has also been a member of the Health, Safety, Environment and Social Responsibility Committee for the past 15 years.

Mr. Willson has served as a board member for the past 13 years and brings a wealth of knowledge and practical experience to his role on the board and standing committees. He was educated in Portugal and England receiving a Masters degree in Mining Engineering. Mr. Willson held several senior executive positions in the mining business over the past 40 years and his work has taken him to Ghana, the United States, Canada and Greenland. He served as a member of the Finance Committee for eight years and has served on the Audit Committee for the past four years, giving him a sound understanding of accounting and financial matters. His board and committee service over the years at Nexen and other public companies, including 10 years on our Compensation Committee-seven years as the Chair, give him a solid background in the areas of governance, board and compensation. Mr. Willson’s career as a mining executive and his participation as a member of the Health, Safety, Environment and Social Responsibility Committee for 10 years has provided him with extensive experience in these areas. He is also the Chair of the Reserves Committee of which he has been a member for the past 10 years.

Mr. Zaleschuk brings over 30 years of oil and gas and financial experience to his role. He has a Bachelor of Commerce degree, is a chartered accountant and held several senior executive positions at global energy companies, including his position as President and CEO of Nexen from 1997 to 2001. These leadership roles provide him with significant knowledge in the areas of finance, exploration and marketing. Mr. Zaleschuk is Chair of the Audit Committee for a public company, Chair of Nexen’s Finance Committee and is considered a financial expert. His board and standing committee memberships at Nexen and other public companies give him a solid background in the areas of governance, board, compensation and health, safety, environment, and social responsibility.

Independence and Board Committees

The board affirmed director independence under our categorical standards for director independence (categorical standards), attached as Schedule C (page 93), which were adopted in 2003 and most recently amended on February 17, 2010. Our categorical standards meet or exceed the requirements in SEC rules and regulations, the Sarbanes-Oxley Act of 2002 (Sarbanes-Oxley), the NYSE rules, National Policy 58-201—Corporate Governance Guidelines, Multilateral Instrument 52-110—Audit Committees, and applicable provisions of National Instrument 51-101—Standards of Disclosure for Oil and Gas Activities. See page 85 for details on the process to determine director independence.

Mr. Romanow is not independent as he is Nexen’s President and CEO.

Ms. McLellan has been counsel with Bennett Jones LLP (BJ), Barristers and Solicitors, Edmonton, Alberta since June 27, 2006. BJ provided legal services to us in each of the last five years. Legal fees paid to BJ represents less than 6% of all legal fees paid by Nexen in 2009. Ms. McLellan does not solicit or participate in those services, does not receive any fees we pay to BJ, nor is she a partner or an employee of the firm. She is independent under our categorical standards.

Mr. Saville was counsel with Fraser Milner Casgrain LLP (FMC), Barristers and Solicitors, Calgary, Alberta from February 1, 2004 to January 31, 2010. Prior to that time, he was a senior partner of the firm. FMC provided legal services to us in each of the last five years. Mr. Saville does not solicit or participate in those services, does not receive any fees we pay to FMC, nor is he a partner or an employee of the firm. He is independent under our categorical standards.

We have not had an executive committee of the board since July 11, 2000.

Committees (Number of Members)
	Audit [1,2]	Compensation [1]	Governance [1]	Finance [1]	HSE & SR [1]	Reserves [1]
	(6)	(7)	(8)	(6)	(6)	(7)
Management Director—Not Independent
Marvin F. Romanow
Independent Outside Directors
William Berry [3]	✓				✓	✓
Robert G. Bertram		✓	✓	✓
Dennis G. Flanagan [4]				✓	✓	✓
S. Barry Jackson	✓	✓	Chair			✓
Kevin J. Jenkins [3]	✓	Chair	✓	✓
A. Anne McLellan, P.C.		✓	✓	✓	✓
Eric P. Newell, O.C.	✓		✓		Chair	✓
Thomas C. O’Neill [3,5]	Chair	✓	✓			✓
Francis M. Saville, Q.C.		✓	✓	✓	✓
John M. Willson	✓	✓	✓			Chair
Victor J. Zaleschuk				Chair	✓	✓

1             All members are independent. All Audit Committee members are independent under additional regulatory requirements applicable to them.

2             Experience of the members of the Audit Committee that indicates an understanding of the accounting principles we use to prepare our financial statements is shown in their biographies on pages 13 through 17.

3             Audit committee financial expert under US regulatory requirements.

4             Last year, Mr. Flanagan was not regarded as independent because of a family member who was an officer of a company with which Nexen did business beyond the prescribed independence limits. Effective December 15, 2009, this company was acquired and the family member ceased to be an officer. Accordingly, Mr. Flanagan has been independent since that date.

5             The board has determined that Mr. O’Neill’s service on the audit committees of four other public companies and one not-for-profit organization does not impair his ability to serve as Chair of Nexen’s Audit Committee. The board considered that Mr. O’Neill has over 30 years of experience as a chartered accountant and, since retiring as Chair of PwC Consulting in 2002, his only business commitments are to the boards and committees on which he serves.

Meeting Attendance

Directors are expected to attend the AGM. All directors were at the 2009 AGM.

Directors strive for attendance at all board and committee meetings and are expected to attend at least 75% of meetings held in the year. In 2009, the board and committee attendance rate averaged 98.5%. All directors attended regularly scheduled board and committee meetings held on February 17 and 18, 2010. All seven members of the Reserves Committee and all seven members of the Compensation and Human Resources Committee attended the special meetings held on February 12, 2010. The number of meetings held in 2009 is set out below.

Directors have a standing invitation to attend all committee meetings, regardless of membership. They are specifically invited to attend the succession plan review by the Compensation Committee. In 2009, all directors were invited to attend the Audit Committee and Reserves Review Committee meetings where presentations on International Financial Reporting Standards and SEC reserves rules, respectively, were given.

Name	Board Meetings Attended in 2009 [1]		Committee Meetings Attended in 2009
Romanow [2]	5 of 5	100%	—	—
Berry	5 of 5	100%	9 of 9	100%
Bertram	5 of 5	100%	9 of 9	100%
Flanagan	5 of 5	100%	15 of 15	100%
Hentschel [3]	2 of 2	100%	6 of 6	100%
Jackson [4]	5 of 5	100%	17 of 20	85%
Jenkins	5 of 5	100%	20 of 20	100%
McLellan	5 of 5	100%	20 of 20	100%
Newell	5 of 5	100%	20 of 20	100%
O’Neill	5 of 5	100%	20 of 20	100%
Saville (Chair)	5 of 5	100%	20 of 20	100%
Thomson [3]	2 of 2	100%	8 of 8	100%
Willson	5 of 5	100%	20 of 20	100%
Zaleschuk [4]	5 of 5	100%	14 of 15	93%
Total	64/64	100%	198/202	98%

1             There were five regularly scheduled board meetings in 2009.

2             Mr. Romanow was not a member of any committee of the board.

3             Mr. Hentschel and Mr. Thomson retired from the board on April 28, 2009.

4             The director was unable to attend a committee meeting for good reason. If able to attend, his meeting attendance would have been 100%. For the purpose of our analysis, “for good reason” is a family or medical emergency situation or a special meeting that conflicts with a previously scheduled commitment that cannot be changed. Directors unable to attend a meeting receive in advance all the materials on the business to be considered. The director’s views would be communicated to the chair prior to the meeting, or if applicable, the director’s dissenting view would be communicated to the chair prior to the meeting.

Sessions Without Management and Meetings Held

Sessions without management are held at each regularly scheduled board and committee meeting. At each special board or committee meeting, the directors determine whether or not there is reason to hold a session without management present. The chair presides over these sessions and informs management what was discussed and if any action is required. In 2009, sessions without management present were held at all board and committee meetings. All nine meetings from January 1 to March 1, 2010, had sessions without management.

Sessions Without Management in 2009/Meetings Held
Board/Committee	Regular	Special	Overall
Board	5/5	—	5/5
Audit Committee	5/5	—	5/5
Compensation Committee	5/5	—	5/5
Governance Committee	5/5	—	5/5
Finance Committee	5/5	—	5/5
HSE & SR Committee	5/5	—	5/5
Reserves Committee	3/3	1/1	4/4
Total	33/33	1/1	34/34

Director Compensation

Nexen provides all non-executive directors with a comprehensive compensation package of annual cash retainers, meeting fees and equity-based awards in the form of deferred share units (DSUs). The package provides competitive remuneration for the increasing responsibilities, time commitments and accountability of board members. The CEO is the only management director and he receives no director compensation. Management, the Compensation Committee and the board regularly review the compensation for competitiveness against a peer group of major Canadian-based oil and gas and integrated pipeline companies. This director peer group is a subset of our executive peer group, which focuses on the independent Canadian companies. See page 52 for details. Our director compensation philosophy is consistent with our philosophy for employees, and targets total compensation between the 50th and 75th percentile to attract, engage and retain qualified talent to our board.

Non-executive directors may choose certain benefits coverage at Nexen’s expense, including basic life insurance, extended health care, dental, business travel accident insurance and reimbursement of provincial health care premiums (in certain jurisdictions). Mr. Zaleschuk, a former CEO of Nexen, is a retiree in Nexen’s pension plan. His pension benefit is for previous employee service.

Eligible directors may elect to receive all or part of their fees in DSUs. See page 28 for more information on DSUs.

DIRECTOR COMPENSATION TABLE

Name	Total Fees Earned [1] ($)	DSU Awards [2] ($)	All Other Compensation [3] ($)	Total Compensation ($)
Berry	85,900	124,750	882	211,532
Bertram	85,900	124,750	859	211,509
Flanagan [4]	102,800	124,750	145,409	372,959
Hentschel [5]	38,167	—	2,874	41,041
Jackson	119,300	124,750	9,906	253,956
Jenkins	127,700	124,750	9,827	262,277
McLellan	119,400	124,750	5,559	249,709
Newell	122,933	124,750	11,845	259,528
O’Neill	143,600	124,750	9,191	277,541
Romanow	—	—	—	—
Saville	256,000	199,600	9,291	464,891
Thomson [5]	46,567	—	7,266	53,833
Willson	129,200	124,750	9,946	263,896
Zaleschuk	104,800	124,750	7,547	237,097
Total	1,482,267	1,447,100	230,402	3,159,769

1	Includes all retainers, travel allowance and meeting fees, including those paid in DSUs.
2	The grant date fair value of DSUs granted on December 7, 2009, based on the closing market price of Nexen common shares on the TSX on December 4, 2009, of $24.95 per share. See page 28 for details.
3

The total value of perquisites provided to each non-executive director is less than both $50,000 or 10% of total fees, and is not included in this column. Amounts reflect life insurance premiums paid by Nexen, reinvested dividends earned in 2009 valued at the closing market price of Nexen common shares on the TSX on the payment dates and Canexus fees as set out in note 4.

4

Mr. Flanagan is the Board Chair of Canexus and was paid fees of $84,000, received deferred trust units of Canexus valued at $36,330 and distributions on his trust units of $17,923 in 2009. The total is included in this column.

5	Mr. Hentschel and Mr. Thomson retired from the board on April 28, 2009.

RETAINERS AND FEES

Annual board and committee retainers are paid in quarterly installments and pro-rated for partial service. The same fees are paid for attending meetings in person or by conference call. A travel allowance of $1,500 is paid when a non-executive director travels outside his or her home province or state, or travels more than three hours, round trip, to attend a Nexen meeting or site visit. Nexen also reimburses them for out-of-pocket travel expenses. There were no increases to director retainers or fees approved for 2010.

	2009		2010
Board Chair Retainer	250,000	[1]	250,000	[1]
Board Member Retainer	35,000		35,000
Audit Committee Chair Retainer	19,700		19,700
Other Committee Chair Retainer	5,300		5,300
Committee Member Retainer	9,100		9,100
Board and Committee Meeting Fees (per meeting attended)	1,800		1,800

1      The Board Chair is paid only this retainer and the travel allowance, where applicable. He does not receive any other retainers or meetings fees.

2009 Retainers and Fees

			Annual								Total Fees
	Annual	Annual	Committee		Board	Committee			Total Fees		Earned
	Board	Committee	Chair		Meeting	Meeting	Travel	Total Fees	Credited in DSUs [1]		in Cash
Name	Retainer	Retainers	Retainer		Fees	Fees	Allowance	Earned	($)	(%)	($)
Berry	35,000	18,200	—		9,000	16,200	7,500	85,900	—	—	85,900
Bertram	35,000	18,200	—		9,000	16,200	7,500	85,900	78,400	91%	7,500
Flanagan	35,000	27,300	—		9,000	27,000	4,500	102,800	—	—	102,800
Hentschel [2]	11,667	9,100	—		3,600	10,800	3,000	38,167	—	—	38,167
Jackson	35,000	36,400	5,300		9,000	30,600	3,000	119,300	116,300	97%	3,000
Jenkins	35,000	36,400	5,300		9,000	36,000	6,000	127,700	—	—	127,700
McLellan	35,000	36,400	—		9,000	36,000	3,000	119,400	81,400	68%	38,000
Newell	35,000	36,400	3,533		9,000	36,000	3,000	122,933	119,933	98%	3,000
O’Neill	35,000	36,400	19,700	[3]	9,000	36,000	7,500	143,600	—	—	143,600
Romanow	—	—	—		—	—	—	—	—	—	—
Saville	250,000	—	—		—	—	6,000	256,000	—	—	256,000
Thomson [2]	11,667	12,133	1,767		3,600	14,400	3,000	46,567	43,567	94%	3,000
Willson	35,000	36,400	5,300		9,000	36,000	7,500	129,200	121,700	94%	7,500
Zaleschuk	35,000	27,300	5,300		9,000	25,200	3,000	104,800	—	—	104,800
Total	623,334	330,633	46,200		97,200	320,400	64,500	1,482,267	561,300		920,967

1      Details of DSU holdings are set out in the table on page 30.

2      Mr. Hentschel and Mr. Thomson retired from the board on April 28, 2009.

3      Mr. O’Neill is the Audit Committee Chair.

SHARE OWNERSHIP GUIDELINE

One way our directors demonstrate their commitment to Nexen’s success is through share ownership. On February 17, 2010, the board amended the level of the guideline to reflect the change in share value since mid-2008. This results in an ownership requirement of 18,000 shares. Share ownership includes DSUs accumulated from the annual DSU grant and received in lieu of fees. Directors must accumulate these shares or DSUs within three years of their appointment. The amount they are required to own or control is intended to represent at least three times both the base annual board retainer of $35,000 and the value of the base annual DSU grant. The guideline will be reviewed every three years by the Corporate Governance and Nominating Committee to determine if an increase is needed, and compliance with the guideline will be reviewed annually. New directors will be advised if they are on track to meet the guideline.

New directors, if eligible, are required to take their annual retainer in DSUs until the guideline is met. Eligibility is based on country of residence and Mr. Berry, as a US resident, is not eligible to take his annual retainer in DSUs. If there is an increase in the guideline which results in a director falling out of compliance with the requirement, he or she will have 18 months to meet the threshold again.

All directors appointed prior to January 1, 2007 surpass this guideline and directors appointed in the last three years are on track to meet the guideline. See the chart on page 30 for details of each director’s alignment with the guideline.

DEFERRED SHARE UNITS

Nexen has two DSU plans. Under the first plan, eligible directors may elect annually to receive all or part of their fees in DSUs, rather than cash. The second plan was implemented in 2003 and replaced stock options as the equity-based vehicle to align director and shareholder interests.

DSUs provide directors with a stake in Nexen while they serve on the board. DSUs do not have voting rights as there are no shares underlying the plans. A DSU is a bookkeeping entry that tracks the value of one Nexen common share. When cash dividends are paid on our common shares, eligible directors are credited DSUs equal to the dividend. All DSUs vest at the time of grant; however, they accumulate over a director’s term of service and are only paid when the director leaves the board. Then, at Nexen’s option, payments may be made in cash or in Nexen common shares purchased on the open market.

DSUs GRANTED IN 2009

		DSUs	Base Price [1]	Value of DSUs [2]
Position	Grant Date	(#)	($)	($)
Board Chair	Dec. 7, 2009	8,000	24.95	199,600
Other Non-executive Directors	Dec. 7, 2009	5,000	24.95	124,750

1  The closing market price of a Nexen common share on the TSX on December 4, 2009.

2  The number of DSUs times the base price.

TOPs Exercised or Exchanged and Awards Vested During 2009

Directors are required to comply with our trading policy described on page 76. In 2009, 111,004 tandem options (TOPs) were exercised or exchanged by the non-executive directors and all exercises or exchanges of TOPs occurred within six months of expiry. We ceased granting TOPs to non-executive directors in 2003. In 2010, all remaining outstanding TOPs held by non-executive directors will reach their expiry periods. Non-executive directors are granted share-based awards under the DSU plan. The DSUs vest at the time of grant. We do not award directors non-equity incentive plan compensation under other long-term incentive plans, as these terms are used in applicable disclosure requirements.

					Non-Equity
					Annual Incentive
	TOPs Awards		DSU Awards		Plan Compensation
Name	Exercised or Exchanged (#)	Value Realized [1] ($)	Vested in 2009 (#)	Value Vested in 2009 [2] ($)	Value Earned During the Year ($)
Berry	—	—	5,000	124,750	—
Bertram	—	—	5,000	124,750	—
Flanagan	—	—	5,000	124,750	—
Hentschel	40,000	669,500	—	—	—
Jackson	—	—	5,000	124,750	—
Jenkins	—	—	5,000	124,750	—
McLellan	—	—	5,000	124,750	—
Newell	—	—	5,000	124,750	—
O’Neill	—	—	5,000	124,750	—
Saville	11,004	175,376	8,000	199,600	—
Thomson	60,000	1,050,500	—	—	—
Willson	—	—	5,000	124,750	—
Zaleschuck	—	—	5,000	124,750	—
Total	111,004	1,895,376	58,000	1,447,100	—

1	Reflects the closing market price at the time of the exercise or exchange, minus the exercise price, times the number of TOPs exercised or exchanged.
2	Reflects the grant date fair value of DSUs granted on December 7, 2009. Mr. Hentschel and Mr. Thomson were not on the board at the time of grant.

TOPs Holdings and Value of In-the-Money TOPs 1

Non-executive directors have not received TOPs as equity-based compensation since 2002. In 2010, all of these TOPs will reach their expiry periods leaving no information to be reported in this section next year for option-based awards, as this term is used in applicable disclosure requirements.

					Vested and Unvested TOPs at March 1, 2010 [1]		Vested TOPs at March 1, 2010
			Exercise Price [2]	Granted [2]	Number of Securities Underlying	Value of Unexercised TOPs [3]	Number	Value [3]
Name	Date Granted	Expiry Date	($)	(#)	Unexercised TOPs	($)	(#)	($)
Flanagan	Dec. 12, 2000	Dec. 11, 2010	9.0250	60,000	20,000	295,500	20,000	295,500
Hentschel [4]	Dec. 12, 2000	Oct. 28, 2010	9.0250	60,000	60,000	886,500	60,000	886,500
Jenkins	Dec. 12, 2000	Dec. 11, 2010	9.0250	60,000	60,000	886,500	60,000	886,500
Saville	Dec. 12, 2000	Dec. 11, 2010	9.0250	60,000	60,000	886,500	60,000	886,500
Thomson [4]	Dec. 12, 2000	Oct. 28, 2010	9.0250	90,000	90,000	1,329,750	90,000	1,329,750

1	Includes TOPs granted to non-executive directors prior to 2003. Excludes grants that have been fully exercised.
2	Exercise prices and number of TOPs granted have been adjusted to account for Nexen’s share splits.
3	The difference between the closing market price of Nexen common shares on the TSX on March 1, 2010 of $23.80 per share and the exercise price of the TOPs, times the number of TOPs.
4	Mr. Hentschel and Mr. Thomson retired from the board on April 28, 2009.

Equity Ownership and Changes from March 2, 2009 to March 1, 2010

	March 2, 2009			March 1, 2010			Year over Year Change			Equity at Risk
Name	Shares (#)	TOPs [1] (#)	DSUs (#)	Shares (#)	TOPs [1] (#)	DSUs (#)	Shares [2] (#)	TOPs (#)	DSUs [3] (#)	Value [4] ($)	Multiple of Annual Retainer [5]
Berry [6]	—	—	5,012	—	—	10,064	—	—	5,052	239,523	1.5
Bertram [6]	16,000	—	5,103	16,000	—	13,749	—	—	8,646	708,026	4.4
Flanagan	31,264	20,000	35,743	31,264	20,000	41,053	—	—	5,310	2,016,645	12.6
Jackson	72,000	—	48,871	72,000	—	59,303	—	—	10,432	3,125,011	19.6
Jenkins	12,415	60,000	48,903	12,540	60,000	54,322	125	—	5,419	2,477,816	15.5
McLellan	300	—	27,520	300	—	36,226	—	—	8,706	869,319	5.4
Newell	12,000	—	58,573	12,000	—	69,148	—	—	10,575	1,931,322	12.1
O’Neill	16,000	—	45,724	16,000	—	51,117	—	—	5,393	1,597,385	10.0
Romanow [7]	187,747	720,400	—	207,120	766,100	—	19,373	45,700 [8]	—	8,391,889	—
Saville	48,860	71,004	46,225	59,864	60,000	54,628	11,004	(11,004)	8,403	3,611,410	22.6
Willson	15,055	—	48,929	15,055	—	59,503	—	—	10,574	1,774,480	11.1
Zaleschuk	63,152	240,000	37,517	203,371	—	42,841	140,219	(240,000)	5,324	5,859,846	36.7
Total	474,793	1,111,404	408,120	645,514	906,100	491,954	170,721	(205,304)	83,834	32,602,671

1	Total TOPs granted, vested and unexercised.
2	Changes from accumulations under dividend reinvestment plan, employee savings plan, exercise of TOPs for shares or direct share purchases, sales or donations.
3

Includes December 7, 2009 grants valued at $24.95 per DSU of 5,000 DSUs to each non-executive director, except for Mr. Saville who was granted 8,000 DSUs as Board Chair, and DSUs paid in lieu of cash fees.

4	Reflects the market value of common shares, vested TOPs and DSUs using the closing market price of Nexen shares on the TSX on March 1, 2010 of $23.80 per share.
5

This is calculated for non-executive directors only and reflects the value of equity at risk, divided by $159,750, being the current annual base retainer amount of $35,000, plus the 2009 annual base DSU grant valued at $124,750.

6	Mr. Berry joined the board on December 8, 2008 and Mr. Bertram joined the board on January 1, 2009. They are on track to meet the share ownership guideline set out on page 28.
7	Mr. Romanow’s TOPs are granted as executive compensation, not director compensation.
8	Includes 273,700 TOPs that vested, less 228,000 exercised or exchanged, since March 2, 2009.

Director Education

2009	Topic	Presented/Hosted By	Attended By
Jan. 12	Director orientation	Nexen executive management	Berry	Bertram
Jan. 13	Financial crisis: implications for executive compensation	Hugessen Consulting Inc.	Jenkins	McLellan	Saville
Jan. 30	Petroleum Industry Research Associates (PIRA) market update	PIRA Energy Group	All directors
Feb. 11	Markets, oil and gas prices and economic issues	Una Power, VP, Corporate Planning and Business Development	All directors
Feb. 11	Corporate governance and securities regulatory update	Eric Miller, VP, General Counsel and Secretary	All directors
Feb. 26	Fourth Annual Audit Committee Chair roundtable forum: new challenges in a new world: risk and the role of internal and external auditors	The Institute of Internal Auditors and the Institute of Corporate Directors (ICD)	Bertram
April 2	Forum on leadership and governance in challenging times	Ted Rogers School of Management, Ryerson University	Bertram
April 24	PIRA market update	PIRA Energy Group	Bertram	O’Neill	Thomson
			Jackson	Romanow	Willson
			Jenkins	Saville	Zaleschuk
April 27	Corporate governance and securities regulatory update	Eric Miller	All directors
April 27	Global exploration and Hobby area update	Ron Manz, division VP, Exploration and Appraisal Kevin McLachlan, division VP, International Exploration	All directors
May 12	Say on pay	Hugessen Consulting Inc.	Bertram
May 13	Western governance forum: setting the course in uncertain times	The Conference Board of Canada	Saville
May 26	Executive compensation: tackling pay for performance in a volatile environment	Hugessen Consulting Inc.	Bertram Jenkins	McLellan Saville
May –	Foreign Corrupt Practices Act	Willbros Group, Inc.	Berry
June 22	PIRA market update	PIRA Energy Group	Jackson	Romanow	Willson
			McLellan	Saville
June 23	Strengthening audit committee oversight during economic uncertainty	KPMG Audit Committee Roundtable	Willson
July 15	Current and possible scenarios for oil and gas markets	Dr. Mark Schwartz, PIRA Energy Group	All directors
July 15	Corporate governance and securities regulatory update	Eric Miller	All directors
Sept. 22	Say on pay, executive compensation seminar	McCarthy Tétrault LLP	Jackson
Sept. 23	Applying lessons from the financial system collapse	ICD	Bertram
Sept. 28	Environment, health and safety governance forum: risk management and corporate standards	Pilko & Associates	Newell
Sept. 29	Integrity leaders forum	Nexen Inc.	O’Neill
Oct. 1 to 2	Annual boardroom summit	Corporate Board Member Magazine and NYSE	Saville	Zaleschuk
Oct.15	Site visit and exploration review - Dallas office	Brian Reinsborough, Senior VP, US Oil and Gas Kevin McLachlan, VP, Global Exploration	Berry	Romanow
Oct. 21	IFRS financial literacy for directors	KPMG and sponsored by the ICD	Willson
Oct. 23	PIRA market update	PIRA Energy Group	Bertram	McLellan	Saville
			Flanagan	O’Neill	Zaleschuk
			Jackson	Romanow
Oct. 27	CCGG roundtable meeting on say on pay	Hugessen Consulting Inc.	Jackson	Jenkins	Saville

2009	Topic	Presented/Hosted By	Attended By
Oct. 27	SEC reserves rules review	Kevin Reinhart, Senior VP and CFO	Berry Bertram	McLellan Newell	Willson Zaleschuk
			Flanagan	O’Neill
			Jackson	Romanow
Oct. 27	IFRS update	Brendon Muller, Controller	All directors
Oct. 27	Corporate governance and securities regulatory update	Eric Miller	All directors
Oct. 27	Shale gas review	Ron Bailey, General Manager, Gas – Shale, Exploitation and Development	All directors
Oct. 27	Emergency response plan (ERP) and synthetic business disruption mitigation plan (BDMP)	Paul Nelson, Director, Global Security	Berry Flanagan	McLellan Newell	Saville Zaleschuk
Oct. 28	Integrity workshop	Martin Mueller, VP & Chief Compliance Counsel Mariola Krause, Senior Integrity Analyst	Berry	Bertram
Nov. 2 to 3	Risk management, risk measurement, monitoring and reporting	Holland Park Risk Management	Bertram
Nov. 20	PIRA market update	PIRA Energy Group	Bertram	Newell	Saville
			McLellan	Romanow	Willson
Nov. 24	Agencies, boards and crowns: understanding the dynamics	ICD	McLellan
Dec. 2	IFRS director training	KPMG	O’Neill	Zaleschuk
Dec. 7	IFRS update	Brendon Muller	All directors
Dec. 7	Nexen’s heavy oil assets	Gary Nieuwenburg, Executive VP, Canada	Berry Bertram	McLellan Newell	Saville Willson
			Flanagan	O’Neill	Zaleschuk
			Jenkins	Romanow
Dec. 8	Long Lake project presentation	James Arnold, Senior VP, Synthetic Crude	All directors
Dec. 8	Gulf of Mexico deepwater presentation	Kevin McLachlan	All directors
Dec. 9	IFRS training	Agrium Inc.	McLellan	Zaleschuk
Feb.2010	Annual integrity statement of compliance	Nexen online	All directors

COMMITTEE REPORTS

·    We have a financially informed board; each director is a member of either the Audit Committee or the Finance Committee

·    The Chair of the Compensation Committee is a member of the Audit Committee and the Governance Committee

·    All committees are 100% independent

Independent Auditors’ Fees

AUDIT COMMITTEE

The Audit Committee assists the board in overseeing accounting and financial reporting controls, audit processes and implementation of the code of ethics.

The Committee reviews the Form 10-K and recommends it to the board for approval.

Audit and audit-related fees were 92% of the fees Nexen paid to the independent auditors in 2009.

Compensation Committee

Outside Consultant Fees

COMPENSATION COMMITTEE

The Compensation Committee assists the board in overseeing key compensation and human resource policies, CEO and executive compensation, and executive succession and development.

An outside consultant worked for the Committee to provide market data and analyze executive compensation plans and practices.

GOVERNANCE COMMITTEE

The Governance Committee assists the board in managing corporate governance, director selection, board committee appointments and performance evaluations.

Each year, the Committee assesses the risk management oversight responsibilities of the board and each committee. See page 43 for the Committee’s report on the board’s risk management oversight responsibilities.

FINANCE COMMITTEE

The Finance Committee assists the Audit Committee and the board in overseeing financial policies, strategies and risk management practices, pension matters and transactions that could materially affect Nexen’s financial profile.

In 2009, the Committee approved the payment of quarterly dividends of $0.05 per share.

In December, the Committee reviewed and approved the financing plan for the 2010 annual operating plan.

HSE & SR COMMITTEE

The HSE & SR Committee assists the board in overseeing Nexen’s health, safety, environment and social responsibility systems.

See page 47 for the Committee’s report on Nexen’s initiatives to address climate change.

RESERVES COMMITTEE

The Reserves Committee assists the Audit Committee and board in overseeing the annual review of our oil and gas reserves, and disclosure of reserves data and related oil and gas activities.

The Committee reviewed and recommended our 2010 reserves and related oil and gas disclosures to the board.

The board has a diligent risk management review process.

March 1, 2010

Key Sections

Committee Members	35

Audit Committee Report	36

Compensation Committee Report	39

Governance Committee Report	42

Finance Committee Report	45

HSE & SR Committee Report	46

Reserves Committee Report	48

COMMITTEE MEMBERS

BILL BERRY	ROBERT BERTRAM	DENNIS FLANAGAN	BARRY JACKSON
Audit Committee	Compensation Committee	Finance Committee	Audit Committee
HSE & SR Committee	Governance Committee	HSE & SR Committee	Compensation Committee
Reserves Committee	Finance Committee	Reserves Committee	Chair, Governance Committee
Reserves Committee

KEVIN JENKINS	ANNE McLELLAN	ERIC NEWELL	TOM O’NEILL
Audit Committee	Compensation Committee	Audit Committee	Chair, Audit Committee
Chair, Compensation	Governance Committee	Governance Committee	Compensation Committee
Committee	Finance Committee	Chair, HSE & SR Committee	Governance Committee
Governance Committee	HSE & SR Committee	Reserves Committee	Reserves Committee
Finance Committee

FRANCIS SAVILLE Compensation Committee Governance Committee Finance Committee HSE & SR Committee	JOHN WILLSON Audit Committee Compensation Committee Governance Committee Chair, Reserves Committee	VIC ZALESCHUK Chair, Finance Committee HSE & SR Committee Reserves Committee

Tom O’Neill, Chair	Bill Berry	Barry Jackson	Kevin Jenkins

Eric Newell	John Willson

Audit Committee Report

The Audit Committee assists our board in overseeing:

·             the integrity of annual and quarterly financial statements;

·             our compliance with accounting and finance-based legal and regulatory requirements;

·             the independent auditor’s qualifications and independence;

·             the internal accounting system and financial reporting controls established by management;

·             performance of the internal and external audit process and independent auditor; and,

·             implementation and effectiveness of our Integrity Guide, which constitutes our code of ethics, and related compliance programs.

The Committee is responsible for appointing (subject to shareholder approval), compensating and overseeing the independent registered chartered accountant (IRCA). The IRCA is accountable to and reports directly to the Committee, and understand that they must maintain an open and transparent relationship with the Committee, which represents our shareholders.

All Committee members are independent and knowledgeable on our financial reporting controls, and internal and external audit processes. Five members are skilled or expert in financial acumen, particularly financial accounting, reporting requirements and internal controls— expertise most relevant to the Committee’s mandate. See director biographies on pages 13 through 17 and the skills matrix chart on page 19 for additional information.

Management is responsible for our internal controls and financial reporting process. The IRCA is responsible for independently auditing our: i) consolidated financial statements according to Canadian and US generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States); and, ii) internal control over financial reporting according to the standards of the Public Company Accounting Oversight Board. The Committee monitors and oversees these processes.

CHANGES TO COMMITTEE MEMBERSHIP IN 2009

Mr. Thomson left the Committee upon his retirement from the board and Mr. Berry joined in April 2009.

KEY ACTIVITIES FOR 2009

·             Reviewed and approved the quarterly consolidated financial statements and reports on Form 10-Q.

·             Discussed the scope and result of the external audit with the IRCA.

·             Met with management and the IRCA to review the December 31, 2009 consolidated financial statements.

·             Discussed matters required by Canadian and US regulators with the IRCA.

·             Received written disclosures from the IRCA required by US regulators.

·             Discussed with the IRCA their independence.

·             Oversaw the compliance activities by management to report on the effectiveness of internal control over financial reporting as at December 31, 2009.

·             Approved the annual corporate audit plan and reviewed quarterly progress updates.

·             Reviewed management’s annual and quarterly SOX control assessments.

·             Recommended to the board that the audited consolidated financial statements be included in Nexen’s annual report on Form 10-K for the year ended December 31, 2009, based on the reviews and discussions referred to above.

·             Recommended approval of the Form 10-K.

·             Reviewed updates on new accounting and regulatory standards that affect Nexen, including progress on our planned transition to International Financial Reporting Standards.

·             Approved a revised Integrity Guide.

·             Reviewed and approved the decision to file an Annual Information Form in lieu of Form 10-K for 2011.

SECTIONS 302 AND 404 OF SARBANES-OXLEY

Nexen is a voluntary filer of the Form 10-K in the US and has complied with the requirements of Sections 302 and 404 of Sarbanes-Oxley since December 31, 2004. Accordingly, Nexen is in compliance with National Instrument 52-109—Certification of Disclosure in Issuers’ Annual and Interim Filings. In 2009, management assessed our disclosure controls and procedures and our internal control over financial reporting and concluded that they were effective as of December 31, 2009. The integrated audit report for 2009 is included in our Form 10-K.

IRCA ENGAGEMENT AND FEES BILLED

Before Nexen or any subsidiary engages the IRCA for additional audit or non-audit services, the Committee must approve the engagement. Since May 6, 2003, the Committee has approved all audit, audit-related, tax and other services provided by the IRCA. The Committee concludes that the services provided by the IRCA as described in “All Other Fees” below maintain that firm’s independence.

					Percentage of Total
Type of Fee	Billed in 2008		Billed in 2009		Fees Billed in 2009
Audit Fees
For the integrated audit of Nexen’s consolidated financial statements included in our annual report on Form 10-K	2,812,000	[1]	3,061,149	[2]
For the integrated audit of the consolidated financial statements of Canexus [3]	215,600	[3]	238,172	[4]
For the first, second and third quarter reviews of Nexen’s consolidated financial statements included in Form 10-Qs	110,000		117,000
For the first, second and third quarter reviews of the consolidated financial statements of Canexus [3]	45,000		45,000
For comfort letters and submissions to commissions	3,000		130,000
Total Audit Fees	3,185,600		3,591,321		62%
Audit-Related Fees - Nexen and Canexus [3]
For the annual audits and quarterly reviews of subsidiary financial statements and employee benefit plans	1,144,700		1,786,308
Total Audit-Related Fees	1,144,700		1,786,308		30%
Tax Fees - Nexen and Canexus [3]
For tax return preparation assistance and tax-related consultation	139,800		151,269
Total Tax Fees	139,800		151,269		3%
All Other Fees	216,300	[5]	262,848		5%
Total Annual Fees	4,686,400		5,791,746		100%

1      Consisting of $936,000 to complete the 2007 audit and $1,876,000 to commence the 2008 audit.

2      Consisting of $1,276,498 to complete the 2008 audit and $1,784,651 to commence the 2009 audit.

3      Includes fees for Canexus Income Fund, Canexus Limited Partnership and its subsidiaries.

4      Consisting of $152,000 to complete the 2008 audit and $86,172 to commence the 2009 audit.

5      Petroview NW Europe subscription.

EXTERNAL RECOGNITION

Nexen was recognized in 2008 and in 2009 with the Award of Excellence for Corporate Reporting in the Oil and Gas category of the Corporate Reporting Awards from the Canadian Institute of Chartered Accountants.

COMMITTEE APPROVAL

Based on the Committee’s discussions with management and the IRCA, and its review of both their representations, the Committee recommended to the board that the audited consolidated financial statements be included in Nexen’s annual report on Form 10-K for the year ended December 31, 2009 and that the Form 10-K be approved.

Submitted on behalf of the Audit Committee:

Tom O’Neill, Chair, Bill Berry, Barry Jackson, Kevin Jenkins, Eric Newell, John Willson

Kevin Jenkins, Chair	Robert Bertram	Barry Jackson	Anne McLellan

Tom O’Neill	Francis Saville	John Willson

Compensation Committee Report

The Compensation Committee assists the board in overseeing key compensation and human resource policies, CEO and executive compensation, and executive management succession and development. The Committee reports to the board, as set out in its mandate, and the board or independent directors give final approval on compensation matters.

All Committee members are independent and knowledgeable in our compensation programs and their long-term implications. Six members are skilled or expert in compensation—expertise most relevant to the Committee’s mandate. See director biographies on pages 13 through 17 and the skills matrix chart on page 19 for additional information.

CHANGES TO COMMITTEE MEMBERSHIP IN 2009

Mr. Thomson left the Committee upon his retirement from the board and Mr. Bertram joined in April 2009.

COMMITTEE WORK PLAN / KEY ACTIVITIES IN 2009

The Committee held five meetings and sessions without management present in 2009. Additional meetings are held, when required, to accomplish business objectives and the Committee’s mandate. We have an existing mandate with a 12-month rolling work plan in place for the Committee. The activities of the Committee are managed in the context of a five-year business strategic plan that is reviewed and approved annually by the board. To some extent, the work plan of the committee is structured around compensation activities that occur in the market (e.g. compensation survey releases) and business activities. The 12-month work plan allows us to effectively deliver the Committee’s responsibilities with the flexibility to respond to market events that may arise from time to time. In reviewing Nexen’s compensation philosophy, the Committee expressly included the assessment of risk in determining compensation policies and practices.

While each meeting agenda is subject to change as business needs arise, the timing of the Committee’s main activities, reviews and recommendations for 2009 are provided in this table.

Agenda Items

Approved compensation disclosure and Committee report in the proxy circular	February 2009
Recommended the prior year’s incentive bonus plan pay-out factor
Recommended the current year’s bonus performance targets, compensation program and budget
Reviewed CEO’s prior year accountabilities, short-term and long-term results, and provided a bonus recommendation to the independent directors of the board
Reviewed CEO’s current year objectives and provided a salary recommendation to the independent directors of the board
Reviewed executives’ compensation and provided bonus and salary increase recommendations
Recommended appointing the new Treasurer and ratification of the appointment of the new Vice President, Corporate Planning and Business Development
Reviewed impact of current compensation on change of control agreements

Recommended appointments for the Executive Vice President, Canada and Assistant Secretary positions and reviewed a new executive position of Vice President, Global Exploration	April 2009
Reviewed competitive analysis and design of the annual bonus program

Reviewed competitive analysis and design of the long-term incentive program	July 2009
Recommended appointing the new Senior Vice President, Synthetic Crude
Reviewed retention programs for key business initiatives

Reviewed market activity updates and forecasts	October 2009
Reviewed workforce plan
Reviewed competitiveness of individual compensation programs and total compensation offering
Discussed future introduction of performance features into the long-term incentive plan
Reviewed mandate and performance of outside consultant
Reviewed say on pay policy

Recommended long-term incentive grants	December 2009
Reviewed and recommended Directors’ compensation, including DSU grants
Approved revised evaluation framework for annual bonus program
Discussed future introduction of performance features into long-term incentive program
Reviewed competitive analysis and recommended enhancement of executive share ownership guidelines
Reviewed draft CCGG say on pay initiative

In camera meetings	At each meeting

SUCCESSION PLAN AND EXECUTIVE DEVELOPMENT

Our succession planning involves a detailed, documented process for identifying and developing successors from our most talented individuals for the CEO, senior management and other positions deemed critical for the success of the company. Each year the CEO reviews with the Committee the internal talent pool considered for these positions. The Committee assists with candidate selection, development and performance evaluation as well as planning for illness, disability and other unscheduled absences.

OUTSIDE CONSULTANT

The Committee engaged Mercer (Canada) Limited (Mercer) to confidentially report and analyze market data on the compensation of the CEO and a select group of executives, in light of our operations and compensation programs. Mercer also provided other consulting services, as required. The reports included competitive information from a list of peer companies recommended by Mercer. The Committee’s decisions are its responsibility and may reflect factors other than the information and recommendations provided by Mercer and management.

Mercer did not provide compensation consulting services to management in 2009. We participated in compensation surveys in Canada and internationally, and purchased select published results. Management must obtain Committee approval before retaining Mercer for consulting services.

FEES BILLED BY OUTSIDE CONSULTANT (MERCER)

Type of Fee	Billed in 2008	Billed in 2009	Percentage of Total Fees Billed in 2009
Committee Work—assessment of CEO and executive compensation	58,900	83,636	100%
Management Work—consulting services	—	—	—
Total Annual Fees	58,900	83,636	100%

EXTERNAL RECOGNITION

We received recognition for our human resources practices during 2009.

·             One of the 50 Best Employers in Canada by Hewitt Associates.

·             One of the Best Employers for New Canadians and one of Canada’s Best Diversity Employers by Mediacorp Canada Inc.

COMMITTEE APPROVAL

The Committee reviewed and discussed with management the compensation disclosure in this document, including the information in the Board of Directors section (pages 26 through 30), the Compensation Discussion and Analysis section (pages 49 through 62) and the Executive Compensation section (pages 63 through 82). It has recommended to the board that the disclosure be included in the circular and, as appropriate, the Form 10-K.

Submitted on behalf of the Compensation Committee:

Kevin Jenkins, Chair, Robert Bertram, Barry Jackson, Anne McLellan, Tom O’Neill, Francis Saville, John Willson

Barry Jackson, Chair	Robert Bertram	Kevin Jenkins	Anne McLellan

Eric Newell	Tom O’Neill	Francis Saville	John Willson

Governance Committee Report

The Governance Committee assists the board in overseeing implementation of our corporate governance programs. It recommends nominees for director appointments and manages the evaluation process of the board, its committees and individual directors and chairs. This oversight ensures we implement best-in-class governance practices relevant to an organization of Nexen’s size and complexity.

All Committee members are independent and knowledgeable on our corporate governance programs. Seven members are skilled or expert in governance and board experience or diversity—expertise most relevant to the Committee’s mandate. See director biographies on pages 13 through 17 and the skills matrix chart on page 19 for additional information.

CHANGES TO COMMITTEE MEMBERSHIP IN 2009

Mr. Thomson, as Chair of the Committee, left upon his retirement from the board and Mr. Bertram and Mr. Jackson joined in April 2009.

KEY ACTIVITIES IN 2009

·             Reviewed board committee composition, including consideration for committees that promote a knowledgeable and informed board.

·             Recommended committee memberships in a manner that promotes issue exposure and knowledge development on key matters for the company.

·             Reviewed the board chair succession plan.

·             Recommended a revised Integrity Guide.

·             Recommended updates to governance documents, including mandates for the board, individual directors and all board committees (including amendments to more specifically delineate responsibilities for assessing and addressing risk), the external communications policy and the corporate governance policy.

·             Received regular reports on management’s dialogue with governance-related stakeholders.

·             Continued advancement of the online performance evaluation process by recommending new questions to further explore the areas of: how the board acts when company performance targets are not met, risk management oversight, sustainability risk management, board and CEO relations and financial understanding.

·             Consulted with Dr. Richard Leblanc, Assistant Professor of Corporate Governance, York University, on the board’s performance evaluations.

CORPORATE GOVERNANCE PRACTICES

Our governance practices are reported in two tables in Schedule A (page 85), which set out our compliance with:

·             National Instrument 58-101—Disclosure of Corporate Governance Practices; and

·             the NYSE governance rules.

THE BOARD AND COMMITTEES

The Committee has determined that the board leadership structure is appropriate, given the specific characteristics and circumstances of the company. This leadership structure includes separate CEO and board chair positions and the Board Chair is independent.

The Committee reviews board and committee memberships annually, considering director independence, qualifications, skills and preferences. The board is large enough to permit a diversity of views and provide expertise in running the committees, without being so large as to detract from effectiveness. Each year, a skills matrix (see page 19) is compiled and reviewed by the Committee. This matrix sets out areas of expertise determined to be essential to ensure appropriate strategic direction and oversight by the board. It also assists with board recruitment. The Committee’s review of board experience indicates that the current mix of skills is appropriate.

RISK MANAGEMENT OVERSIGHT

The board regularly receives an assessment from management on key risks facing Nexen, assessed by probability of occurrence and expected market reaction. These risks and associated mitigation strategies are allocated and reported upon to the appropriate committees and/or the full board according to their mandates. The Committee oversees the allocation of risks identified to the appropriate committee or the full board. These risks include Long Lake project execution, the global recession (including the impact of commodity prices and credit risk), concentration of cash flow from the Buzzard project, rig commitments, marketing division performance, timing delay on capital projects, political and security risk in jurisdictions where we operate, environment regulation, proximity of operations to urban centres, fiscal term certainty, development/project risk, operational risk, commodity price risk, reporting/disclosure risk and human resource risk.

NOMINATING A NEW DIRECTOR FOR ELECTION

The Committee identifies and assesses candidates for board appointment or nomination. Our forward-looking skills matrix identifies skills with the greatest opportunity to strengthen the board.

Before recommending a new board candidate, the Committee considers his or her performance, independence, competencies, financial acumen, skills and diversity. Character and behavioural qualities, including credibility, integrity and communication skills, are considered. While the board does consider gender, ethnic background, geographic origin and other personal characteristics when looking at diversity, it is the skills, experience, character and behaviour qualities that are most important to determining the value which an individual could bring to the board. The Committee Chair and/or Board Chair meets with the candidate to discuss his or her interest and ability to devote sufficient time and resources to the position. Prior to nomination, potential directors must disclose possible conflicts of interest with Nexen, and background checks, as appropriate, are completed. See www.nexeninc.com for the individual director mandate.

The Committee requires the Corporate Secretary to maintain an evergreen list of potential directors whose skills complement the board and whom the Committee would evaluate, if the individual is available when an opening arises.

The Committee will also consider a board nominee recommended by a shareholder. See page 5 for information on communicating with the board.

BOARD CHAIR TERM

We have a well-established governance practice and guideline for a five-year rotation of the board and committee chairs. Ever since Nexen became a fully independent oil and gas company in 2000, we have rotated these chair positions every five years. In 2009, the Committee discussed the end of Mr. Saville’s five-year term as board chair in 2010. The Committee considered his strong leadership and Nexen’s current circumstances and decided to extend the term for two more years. Francis Saville will remain the board chair until 2012. When making this decision, the Committee considered the management and board changes we have experienced in the past year and determined continuity of the board chair is critical to our success and to maintaining good corporate governance leadership.

Mr. Saville is committed to the success of Nexen and to top-tier corporate governance. He does an excellent job of enhancing board effectiveness and has diligently worked with the CEO to facilitate a smooth transition since the CEO’s appointment at the start of 2009. There is great value to continuity of leadership from Mr. Saville at this time, both to complete the CEO transition and to continue to lay a solid foundation of trust between the board and management. We continue to plan for board chair succession in 2012 and beyond.

SAY ON PAY POLICY

After careful consideration, we have decided not to adopt a say on pay policy (advisory vote on executive compensation) at this time. The Canadian Coalition for Good Governance (CCGG) released a Model Shareholder Engagement and Say on Pay policy, which Nexen management commented on and discussed with them. As well, our Board Chair and the head of our compensation committee met with representatives of the CCGG in this regard. The CCGG ultimately released a final form of policy which we have considered, but declined to adopt at this time. We believe we have shareholder engagement and compensation disclosure practices in place that are top tier. Say on pay developments will be reviewed in the coming year as the form and substance of say on pay initiatives becomes clearer. For more details on our compensation practices and on our consideration of a say on pay policy, respectively, see the Compensation Discussion and Analysis on page 49 and our special report on Corporate Governance and Shareholder Engagement on page 84.

PERFORMANCE EVALUATIONS

The board and management work together to foster continuous, open and honest communication, where concerns are brought forward and dealt with as they occur. In this spirit, the annual board evaluation is seen as an opportunity to review the past year and consider contributions, successes and opportunities for development. Visit www.nexeninc.com for a special report on our director evaluation process. This report describes the assessment process and the purpose of each of the six performance components, the four evaluations tools and the reporting and follow through process. See page 87 for a summary of this report.

Our six-part performance evaluation review, together with the skills matrix on page 19, are our primary tools for determining who should be on the board. In light of this review, the board does not have a tenure policy and has flexible term limits. Nexen’s average board tenure of director nominees is 9.5 years. Our retirement age is 75.

The Committee strengthened the online evaluation process in 2009 by recommending new questions to further explore the areas of: how the board acts when company performance targets are not being met, risk management oversight, sustainability risk management, board and CEO relations and financial understanding. Additionally, questions were either expanded or added to reflect best practices. The changes included: i) adding the assessment of compensation policies, procedures and practices; and, ii) assessing performance metrics and risk management relating to annual cash and long-term incentives.

The board rates its overall effectiveness on a 10-point scale, where 10 is the best. The average rating of 8.9 in 2009 is consistent with the 2008 average rating. A portion of this high score is attributed to the board receiving concise materials and presentations, which provides sufficient time for board discussion and inquiry. Even though this score shows a high degree of effectiveness, we continually look for opportunities to improve board value and processes in all areas of their oversight responsibilities.

EXTERNAL RECOGNITION

We received recognition for our governance practices during 2009.

·             The Award of Excellence in Corporate Governance Disclosure in the 2009 Corporate Reporting Awards from the Canadian Institute of Chartered Accountants.

·             Recognition from the Canadian Coalition for Good Governance for new best practices in shareholder communication and compensation disclosure.

·             Current global rating of 10 out of 10 from GovernanceMetrics International for governance practices and disclosure.

·             Ranked 8th, with a score of 86 out of 100, in the Report on Business 2009 corporate governance rankings.

COMMITTEE APPROVAL

The Committee has reviewed and discussed the governance disclosure in this document, including the information in the Board of Directors section (pages 13 through 32) and in the Special Report and Schedule A (pages 84 through 88). It has recommended to the board that the disclosure be included in the circular and, as appropriate, the Form 10-K.

Submitted on behalf of the Governance Committee:

Barry Jackson, Chair, Robert Bertram, Kevin Jenkins, Anne McLellan, Eric Newell, Tom O’Neill, Francis Saville, John Willson

Vic Zaleschuk, Chair	Robert Bertram	Dennis Flanagan	Kevin Jenkins

	Anne McLellan	Francis Saville

Finance Committee Report

The Finance Committee assists the Audit Committee and the board in reviewing financial policies and strategies, capital structure, financial risk management practices, pension matters and transactions which could materially affect our financial profile.

All Committee members are independent. All members are knowledgeable on our financial programs and policies and matters relating to corporate finance. Four members are skilled or expert in financial matters, particularly as it pertains to corporate finance, debt and equity markets—expertise most relevant to the Committee’s mandate. See director biographies on pages 13 through 17 and the skills matrix chart on page 19 for additional information.

CHANGES TO COMMITTEE MEMBERSHIP IN 2009

Upon their retirement from the board, Mr. Hentschel and Mr. Thomson left the Committee and Mr. Bertram and Mr. Jenkins joined in April 2009.

FINANCIAL POLICIES AND STRATEGIES

One of the Committee’s most significant responsibilities is to approve the financing plan for our annual operating plan. Our 2010 annual operating plan was approved in December 2009 after the Committee approved the related financing plan.

The Committee also recommends dividends on our common shares and regularly reviews our dividend policy. In 2009, we declared quarterly dividends of $0.05 per share.

KEY ACTIVITIES IN 2009

·             Reviewed ongoing financial position, including leverage, liquidity, dividend levels and macro economic developments.

·             Approved the US $1 billion debt issuance.

·             Reviewed future financing profile in connection with the board’s review of the company’s strategies.

·             Reviewed risk management reports on our marketing and trading operations, our key financial and business risks and the crude oil hedging program.

·             Reviewed the status and funding of our pension plans.

·             Reviewed our insurance programs.

TRANSACTIONS AFFECTING

NEXEN’S FINANCIAL PROFILE

The Committee reviews Nexen’s financial profile and financing options for major transactions. During 2009, we issued US $1 billion of 30-year and 10-year notes. Proceeds were used to repay existing indebtedness and for general corporate purposes.

Submitted on behalf of the Finance Committee:

Vic Zaleschuk, Chair, Robert Bertram, Dennis Flanagan, Kevin Jenkins, Anne McLellan, Francis Saville

Eric Newell, Chair	Bill Berry	Dennis Flanagan	Anne McLellan

	Francis Saville	Vic Zaleschuk

HSE & SR Committee Report

The HSE & SR Committee assists the board in overseeing the development, implementation and monitoring of policies and programs that manage health, safety, environment and social responsibility issues. This oversight ensures Nexen continues to institute best-in-class practices appropriate for a company of Nexen’s size and complexity.

All Committee members are independent. All members are knowledgeable on our HSE & SR programs and policies and skilled or experts in health, safety, environment and social responsibility or international business—expertise most relevant to the Committee’s mandate. See director biographies on pages 13 through 17 and the skills matrix chart on page 19 for additional information.

CHANGES TO COMMITTEE MEMBERSHIP IN 2009

Mr. Jackson, Mr. Hentschel and Mr. Jenkins left the Committee and Mr. Berry joined in April 2009.

KEY ACTIVITIES IN 2009

·             Met regularly with management to review overall HSE & SR performance.

·             Regularly reviewed HSE & SR-related risk management and audit activities.

·             Reviewed progress toward process safety management (PSM) implementation.

·             Monitored follow-up actions on recommendations from a management system audit by PricewaterhouseCoopers.

·             Reviewed processes for identifying focus areas, gathering information and preparing disclosure for our sustainability report.

·             Received regular security reviews.

SPECIAL PRESENTATIONS

The Committee receives occasional presentations so members are aware of emerging issues and trends.

In 2009, topics included:

·             process safety management;

·             directing contractor safety;

·             risk management and the HSE & SR management system;

·             2009 community investment report; and

·             Long Lake emergency response and business interruption mitigation plan.

CORPORATE SOCIAL RESPONSIBILITY

The Committee oversees Nexen’s commitment to corporate social responsibility and associated disclosures. We continue to be recognized externally for our social responsibility initiatives. Details on our recent activities will be set out in the 2009 sustainability report that will be available later this year. The 2008 sustainability report is available at www.nexeninc.com.

CLIMATE CHANGE

The Committee regularly discusses with management the rapidly evolving issue of climate change in the North American and international political landscapes. While uncertainties persist, we continue to seek greenhouse gas emission reductions to comply with the strategy approved by the board in 2005 and revisited in 2007. Recent developments associated with the Copenhagen Accord would suggest that the we are reasonably well positioned to operate within the potential climate change frameworks being contemplated by governments in the jurisdictions where we operate.

PROCESS SAFETY MANAGEMENT

Nexen views PSM as a high priority and regularly reviews relevant corporate standards. In 2009, the Committee received presentations relating to PSM and updates on our efforts to ensure our PSM systems continue to be robust and effective. The Committee will continue to receive updates in 2010.

EXTERNAL RECOGNITION

Nexen was recognized for our HSE & SR performance during 2009.

·             Included in the Dow Jones Sustainability Index for North America.

·             Included for the seventh consecutive year in the Jantzi Social Index.

·             Received the Oilweek Magazine award for sustainability reporting for the third consecutive year.

·             Recognized by Corporate Knights magazine as one of Canada’s Best 50 Corporate Citizens.

·             Highest ranked exploration and production company on the Goldman Sachs SUSTAIN Focus List of global companies.

·             Named by Corporate Knights magazine to the Global 100 Most Sustainable Corporations list.

Submitted on behalf of the HSE & SR Committee:

Eric Newell, Chair, Bill Berry, Dennis Flanagan, Anne McLellan, Francis Saville, Vic Zaleschuk

John Willson, Chair	Bill Berry	Dennis Flanagan	Barry Jackson

Eric Newell	Tom O’Neill	Vic Zaleschuk

Reserves Committee Report

The Reserves Committee assists the Audit Committee and the board in overseeing the annual review of our oil and gas reserves, and disclosure of reserves data and related oil and gas activities.

All Committee members are independent. All members are knowledgeable about our reserves estimating processes and disclosure requirements. All members are skilled or expert in oil and gas or exploration, particularly Nexen’s strategy, operational issues and technology—expertise most relevant to the Committee’s mandate. See director biographies on pages 13 through 17 and the skills matrix chart on page 19 for additional information.

CHANGES TO COMMITTEE MEMBERSHIP IN 2009

Mr. Hentschel left the Committee upon his retirement from the board. Mr. Berry joined the committee in April 2009.

KEY ACTIVITIES IN 2009

·             Received regular updates on reserves-related regulatory developments, including our submitted comments on the SEC reserves rules modernization initiatives, the impact of the new rules on our reserves estimates and related disclosures and continuing development in Canadian reserves rules.

·             Received regular updates on projected annual reserves additions and production performance variations.

·             Reviewed the continuing appointment of independent qualified reserves evaluators and any engagements of such evaluators for other services.

·             Approved having at least 80% of the proved reserves assessed by independent qualified reserves evaluators.

·             Reviewed our process for determining the year-end reserves estimates, including procedures to provide information to the independent qualified reserves evaluators.

·             Assessed and approved revisions to the reserves policy in light of regulatory developments and best practices.

COMMITTEE APPROVAL

In February 2010, the Committee met with management, the internal qualified reserves evaluator and each of the independent qualified reserves evaluators (including in camera sessions without management present). At the conclusion of these meetings, the Committee recommended approving our annual reserves and related oil and gas disclosures to the board.

Submitted on behalf of the Reserves Committee:

John Willson, Chair, Bill Berry, Dennis Flanagan, Barry Jackson, Eric Newell, Tom O’Neill, Vic Zaleschuk

COMPENSATION DISCUSSION AND ANALYSIS

·                  Assessment of risk in compensation policies and practices (see page 51)

·                  Board’s discretionary assessment of company performance (see page 55)

·                  Revised share ownership guidelines (see page 58)

·                  Implementation of performance-based long-term incentive vehicle in 2010 (see page 58)

Compensation that is competitive and aligned with strategic business objectives.

COMPENSATION OBJECTIVES

Our annual reviews ensure we provide total compensation for fully-qualified employees between the 50th and 75th percentile of our peer companies. See page 53 for details.

KEY ELEMENTS

Key elements of our compensation are:

·                  base salaries;

·                  variable annual cash incentives (short-term); and

·                  TOPs and STARs as long-term incentives.

See page 53 for details.

PAY MIX

At least 75% of the compensation of our named executives is at risk through annual cash and long-term incentives. See page 53 for details.

ANNUAL CASH INCENTIVES

Annual incentives provide cash compensation tied to achieving strategic business objectives within a one-year period. The payout factor for 2009 was 65%. See page 55 for details.

SHARE PERFORMANCE GRAPH

Nexen’s total share return, including the reinvestment of dividends, has increased by 112% in the last five years. It decreased by 20% in the last two years, yet has outperformed the S&P/TSX Energy Sector, Oil and Gas Exploration and Production, and Composite indices for the time period. See page 57 for details.

SHARE OWNERSHIP GUIDELINES

All executive officers (executives) demonstrate their commitment to Nexen by holding shares equaling a multiple of their annual salary. The CEO, Marvin Romanow, is required to hold Nexen equity worth four times his annual salary. He currently holds Nexen equity worth five times his 2009 annual salary. See page 58 for details on revised share ownership guidelines and page 76 for share holdings of other named executives.

Compensation policies and practices do not encourage excessive risk taking.

LONG-TERM INCENTIVES

Employees’ interests are aligned with the interests of our shareholders, through our TOPs and STARs plans.

In 2009, TOPs and STARs granted to named executives were 12% of the total grants.

Common shares reserved for issue under the TOPs plan are 4.97% of our outstanding shares. Only 22% of all TOPs exercised in 2009 were exercised for common shares, with the balance exercised for cash. See page 59 for details.

Incentives that are responsive to market changes.

March 1, 2010

Key Sections

Compensation Discussion and Analysis	51

Compensation Philosophy	51

Compensation Objectives	53

Compensation Approval Process	54

Base Salaries	55

Annual Cash Incentives	55

Share Performance Graph	57

Share Ownership Guidelines	58

Long-Term Incentives	58

Benefit and Pension Plans	60

Compensation Discussion and Analysis

Our compensation disclosure complies with the requirements of the Canadian Securities Administrators. As a foreign private issuer in the US, we are not required to disclose compensation according to the SEC rules, but we attempt to comply with the spirit of those rules where possible, without compromising required Canadian disclosure.

Compensation Philosophy

Our policies and practices for executive compensation are linked to strategic business objectives, which focus on increasing shareholder returns in the long term.

Our philosophy is to compensate executives:

·                  based on performance;

·                  at a level competitive with our peers; and

·                  in a manner designed to attract, engage and retain talented leadership focused on managing Nexen’s operations, finances and assets for long-term value creation.

All of our compensation programs are designed to meet pay-for-performance and competitiveness objectives. Actual rewards are directly linked to the results of Nexen. The objective and subjective performance measures are aligned with shareholder interests, and financial and non-financial goals. Measures set each year represent improvements and growth to our operations relative to prior years.

Our programs are responsive to market changes. We aim for simplicity in our compensation programs to help employees understand the value of the various components and how they can contribute to business results. Executive programs are generally consistent with employee programs in the same location. Where certain programs, such as perquisites, are only provided to executives or senior management, they reflect competitive practice and particular business needs and objectives.

COMMITTEE OVERSIGHT

The Compensation Committee reviews all programs to ensure we continue to attract, engage and retain the high-performing employees needed to achieve our business objectives, while demonstrating long-term fiscal responsibility to shareholders.

ASSESSMENT OF RISK IN COMPENSATION POLICIES AND PRACTICES

Nexen’s compensation policies and practices encourage behaviours which align with the long-term interests of the company and its shareholders. While our programs and practices are not structured to reward excessive risk-taking, we recognize that some level of risk-taking is necessary in order to achieve outcomes in shareholders’ best interests. However, we have a number of mitigating strategies to limit risks within our policies and practices that are described below.

·                  Total direct compensation for named executive officers (named executives) reflects an appropriate balance between base salary and variable or “at risk” compensation. Typically, 75% of our named executives’ total direct compensation is variable based on company and individual performance with the remaining 25% comprised of base pay; the variable pay portion is greater for the CEO. Approximately 20% of this variable compensation is provided as an annual cash incentive and 80% in long-term incentives. This weighting towards long-term incentives mitigates the risk of encouraging achievement of short-term goals at the expense of long-term sustainability and shareholder value. Refer to page 53 for more detail on the named executives’ pay mix.

·                  The design of our annual cash incentive program, applicable to all employees, also inherently limits risk. The cash pool available for bonus payments is determined based on a balanced scorecard of measures, including net income, operating cash flow and a combination of other qualitative and quantitative measures. This approach diversifies the risk associated with any one single performance indicator. In addition, the nature of the primary financial measures used in cash pool determination (net income and operating cash flow) effectively ensures the company will have the ability to pay bonuses required under the program. The Compensation Committee exercises a considerable amount of discretion in assessing overall performance and can ensure that bonus payouts are not unduly influenced by an unusual result in any one given area. Finally, the total cash pool available is limited to a maximum of 200% of target.

·                  Our long-term incentives, applicable to eligible employees, vest over a three year period and have a five year term, thereby enhancing executive (and employee) focus on long-term company success and shareholder interests.

·                  Compensation levels are benchmarked and scenario tested to ensure a strong pay-for-performance relationship.

·                  Named executives and other senior leaders are subject to share ownership guidelines, which are described on page 58. In December 2009, ownership requirements were increased and expanded to include a greater number of employees.

BENCHMARK REVIEW

We use third-party compensation surveys to compare our pay levels and practices, including base pay, annual cash incentives and long-term incentives, to our peers. These surveys are used by management to formulate compensation recommendations to the Compensation Committee. We look at Canadian-based oil and gas and integrated pipeline companies with whom we compete for talent. Given similar positions across the industry, the surveys effectively represent competitive pay levels. It should be noted, however, we do not know if our peers benchmark each position. The peer groups are modified over time to reflect: i) geographical location; ii) a particular business line; iii) a more comparable position; or, iv) industry mergers and acquisitions.

Our peer groups are reviewed annually by third-party consultants and the Compensation Committee for continued relevance. In 2009, our executive peer group for named executives based in Canada consisted of the following 16 major oil and gas and integrated pipeline companies:

BP Canada Energy Company	Husky Energy Inc.
Canadian Natural Resources Limited	Imperial Oil Limited
Chevron Canada Resources	Petro-Canada
ConocoPhillips Canada	Shell Canada Limited
Devon Canada Corporation	Suncor Energy Inc.
Enbridge Inc.	Syncrude Canada Limited
EnCana Corporation	Talisman Energy Inc.
ExxonMobil Canada	TransCanada Corporation

For the CEO, the peer group is a subset of the 16 peer companies. This peer group focuses on the major Canadian-based and independent oil and gas companies that have more comparable CEO positions. For the Senior VP, US Oil and Gas, market data are based on comparable positions from mid and large-cap US oil and gas companies.

Compensation Objectives

Our compensation programs include three elements: base salary, annual cash incentive and long-term incentive. At least once a year, we assess the competitiveness of these individual components and the overall compensation levels. Our goal is to provide total compensation for fully-qualified employees between the 50th and 75th percentile of our peers. Fully-qualified employees will approach the 75th percentile if they continue to accumulate knowledge and experience, which is accompanied by sustained high performance.

KEY ELEMENTS OF COMPENSATION

Element	Component	Form	Performance Period
Base salary	Fixed	Cash	1 year
Annual cash incentive	Variable	Cash	1 year
Long-term incentive	Variable	TOPs and STARs	Greater than 1 year

PAY MIX

The information in the following table represents the percentage of total compensation, excluding benefits, pension and perquisites, averaged over a three-year period. Actual pay mix will vary from year to year as our compensation programs are designed to meet both performance and competitiveness objectives. In general, the programs are designed to provide most executive compensation in the form of at-risk pay to ensure alignment with shareholders’ interests. Base salary provides a competitive foundation considering both internal comparability and external market data. Annual cash incentives reward the delivery of results against objective and subjective measures within a one-year period. Long-term incentives reward Nexen’s sustained performance as seen in share price appreciation. The actual mix between the compensation elements varies, depending on the named executives’ ability to influence short and long-term business results and competitive local market practices.

		At-Risk Compensation
Position	Base Salary	Annual Cash Incentive	Long-Term Incentive
CEO	20%	15%	65%
CFO	25%	15%	60%
Executive/Senior VPs	25%	15%	60%

Compensation Approval Process

In determining our executives’ base salary, annual cash and long-term incentives, the Compensation Committee considers a comprehensive analysis, including a tally sheet prepared by management with input from an executive compensation consultant. The analysis includes market data for similar positions within the peer group, CEO recommendations for his direct reports, including all of the other named executives, and information on prior year annual cash and long-term incentives. Before approving management’s compensation recommendations, the Committee discusses a variety of potential performance scenarios, including analysis of various annual cash incentive payout factors and the impact of share price variation on our long-term incentive program (i.e. scenario tested). For pension, management provides the Committee with a sensitivity analysis that considers the pension cost implications for each 1% of incremental pensionable earnings.

The Committee reviews the three compensation elements both individually, and in total, to ensure they align with the program objectives. In addition, the Committee retains the services of its own executive compensation consultant, Mercer, to provide external market data and commentary on the relative positioning of executives, particularly the CEO. The Committee then makes recommendations on all executive payments and long-term incentive grants to the board or, in the case of the CEO, the independent directors for approval. Typically, this process begins in the fall and concludes with total compensation being approved the following February.

Base Salaries

To determine base salaries, a framework of job levels based on internal comparability and external market data is used. We also consider the individual’s current and sustained performance, skills and potential.

Annual Cash Incentives

The program provides an opportunity for competitive bonus compensation that reflects Nexen’s overall performance and that of the individual. Consistent with our pay-for-performance philosophy, variable compensation links Nexen’s business results and the named executives’ performance. The decrease in the named executives’ annual cash incentives in 2009 reflects the board’s assessment of our company performance as described below.

2009 ANNUAL INCENTIVE MEASURES

After assessing Nexen’s objective and subjective performance measures, the board, at the recommendation of the Compensation Committee, approves the payout factor. The payout factor determines the cash pool available for annual cash incentives and may range from 0 to 200% of the target incentive opportunity. The factors used were 88% in 2007, 120% in 2008 and 65% in 2009.

2009 Objective Performance Assessment (50%)

These key financial measures are consistent with our annual operating plan. Operating cash flow measures our ability to generate cash from our ongoing operations. It includes taxes and financing costs, but excludes one-time items such as gains on dispositions.

			Results versus
Measure	Target	Results	Target
Operating cash flow (25%)	$2,706 million	$2,215 million	82%
Net income (25%)	$852 million	$536 million	63%

2009 Subjective Performance Assessment (50%)

The Compensation Committee subjectively considers a combination of quantitative and qualitative measures. The individual measures are not assigned a fixed weighting. This allows the Committee to exercise its discretion and increase or decrease the payout factor when assessing overall performance. Its discretion ensures that the award is not unduly positively or negatively impacted by an unusual result in any one area. The business measures that the Committee considers are commonly used in our industry. They include, among other measures, annual share performance against peers, production volumes, safety and environmental incidents, and reserve-related metrics. The Committee also assesses how costs are managed, including finding and development, operating and administrative. The business measures are assessed against objectives in light of our external environment and current business circumstances, including key projects and initiatives critical to Nexen’s success. The Committee also considers management’s assessment of Nexen’s performance and progress on the strategic plan.

Overall Performance Assessment

If Nexen does not achieve the minimum pre-determined performance level of any component of the objective measures, no allocation will be made for that component in the overall assessment of the payout factor. The Committee’s assessment of the subjective measures could also result in a decrease of the payout factor. Alternatively, exceptional performance in our objective and subjective measures may be rewarded with a 200% payout factor, which is the maximum allowed under the annual incentive plan. Exceptional performance means that we exceeded our objective measure targets by at least 25%. For 2009, the Committee used its discretion and considered that while many of Nexen’s core producing assets performed well, delays related to the ramp up of Long Lake and delays at Ettrick in the North Sea had significant impacts on our ability to achieve certain financial and production targets, resulting in a payout factor of 65% for the annual cash incentive program.

Annual Cash Incentive Payout

The cash pool available for annual incentives is allocated to employees and executives based on individual incentive target levels and performance. The targets for individual awards increase as job responsibilities grow so that the ratio of at-risk compensation is greater for higher levels in the organization. Individual performance is assessed by the supervisor and a recommendation is made that reflects performance against pre-determined objectives. Award recommendations for all senior employees are then reviewed by the executive management team. The Compensation Committee assesses the CEO’s performance in the context of predetermined objectives which are described in more detail on page 72. The CEO’s final incentive award is approved by the independent directors. The CEO assesses the performance of the other named executives and discusses the recommendation with the Compensation Committee prior to approval by the board.

The actual incentive award received by the individual may be more or less than target level. Typically, annual incentive awards range from 0 to 200% of the target for that position.

2009 ANNUAL INCENTIVE TARGETS (1)

Position	Minimum	Target	Maximum
CEO	0%	75%	150%
CFO [2]	0%	55%	110%
Executive VPs	0%	60%	120%
Senior VPs	0%	45%	90%

1 Reflects percentage of base salary on December 31, 2009.

2 To ensure competitive compensation, the board increased the bonus target from 50% to 55% effective January 1, 2009.

Revised Subjective Performance Assessment

Beginning in 2010, the Committee has adopted a slightly modified framework to evaluate subjective performance for the annual bonus program. Under this framework, the Committee is given the opportunity to assign greater or less emphasis to certain measurement areas depending on the strategic focus for the coming year. The subjective performance assessment will be organized into six key areas of focus outlined below.

Key Performance Area	Objective
Strategic performance and other key initiatives	Demonstration of our core growth strategies in action and assessment of various other key initiatives
Capital efficiency (investment value creation)	Creating full cycle value from our capital investments
Operating efficiency	Meeting our shorter-term operational targets
Competitive assessment	Assessing our performance and strategies relative to our industry peers
How we do business	Building and maintaining our social license to operate
People and talent	Ensuring we have the talent and engagement to support our initiatives

At the end of the annual performance assessment cycle, the Committee will assess company performance with special consideration for the key performance areas previously determined.

REIMBURSEMENT

If, as a result of misconduct, Nexen’s performance results were restated in a way that would have resulted in lower incentive awards, the CEO and CFO would reimburse Nexen proportionately as required by law.

While Nexen is aligned and committed to the US requirements for clawbacks, we are consulting with industry leaders and shareholder advisory groups to better understand the development of clawback policy models in Canada. Identified barriers to implementation include employment law, enforcement and tax issues. Nexen is working to implement a more formal solution that effectively addresses alignment of shareholder and executive interests by ensuring that compensation is not increased as a result of willful misconduct.

Share Performance Graph

There is no inherent connection between base salary levels and Nexen share performance as salary determination is based on market competitiveness, internal relativity and individual performance. There is some correlation between our annual cash incentive program payouts and share performance, as relative share price performance is a measure included in determining the payout factor. In addition, the annual incentive program payout reflects an assessment of overall company performance which is also directly or indirectly assessed by current or potential investors who ultimately determine our share price.

The sharp increase to our share price from 2004 to 2005 partially reflects the company’s strong performance year in 2005 which resulted in a payout factor of 200% for the annual incentive program. Our share price leveled in subsequent years at the same time as our payout factors were reduced to 120% in 2006 and 88% in 2007. At the end of 2008, turbulence in the global financial markets and slumping commodity prices had a significant impact on Nexen’s share price, not unlike that of other public companies. Despite this decline, we achieved record financial results and strong relative share price performance in 2008 leading to a program which exceeded target, resulting in a payout factor of 120%. During 2009, we experienced some recovery in our share price. While many of Nexen’s core producing assets performed well, delays related to the ramp up of Long Lake and delays at Ettrick in the North Sea had significant impacts on our ability to achieve certain financial and production targets, resulting in a payout factor of 65% for the annual cash incentive program.

With respect to our long-term incentive program, a direct correlation exists between our share price performance and the actual gains realized by participating employees. The significant drop in our share price in 2008 resulted in a number of our earlier long-term incentive grants moving into an out-of-the-money position offering zero value to participating employees. Some of the value of these long-term incentive grants has been re-gained with the rise in our share price in 2009, but many outstanding long-term incentive grants remain out of the money. Our long-term incentive plan does not allow for repricing of grants.

The following graph shows the change in a $100 investment in Nexen common shares over the past five years, compared to the S&P/TSX Composite Index, the S&P/TSX Energy Sector Index and the S&P/TSX Oil & Gas Exploration & Production Index as at December 31, 2009. Our common shares are included in each of these indices.

Total Return Index Values 1

	2004/12	2005/12	2006/12	2007/12	2008/12	2009/12
Nexen Inc.	100.00	228.69	265.80	266.65	179.29	212.36
S&P/TSX Oil & Gas Exploration & Production Index	100.00	173.65	175.95	193.77	134.13	190.75
S&P/TSX Energy Sector Index	100.00	163.43	173.34	187.61	116.00	173.00
S&P/TSX Composite Index	100.00	124.13	145.55	159.86	107.10	144.65

1	Assuming an investment of $100 and the reinvestment of dividends.

The Compensation Committee reviews a detailed analysis of the total compensation earned by the CEO during his tenure in this role as it relates to shareholder value creation. This analysis includes a comparison of total CEO compensation earned related to the increase in Nexen’s market capitalization, as well as a comparison to the value created in excess of a relevant peer group.

Share Ownership Guidelines

All executives are expected to demonstrate their commitment to Nexen by holding more shares than required under our board-approved guidelines. The guidelines, and compliance with them, are reviewed annually by the Compensation Committee and the board. See page 76 for the current share ownership of each named executive.

In December 2009, the Committee amended the level and scope of the share ownership guidelines to enhance the alignment between all executives and shareholders. The enhanced guidelines include: i) increased levels of share ownership; ii) greater number of employees covered by the guidelines; and iii) removal of the net value of exercisable options or TOPs from the share ownership calculation. Share ownership is limited to shares purchased and held within the Nexen employee savings plan and any other personal holdings. Under these guidelines, there is a specified timeframe for compliance, which is three years from the date of the amendment (December 2009) or five years from the date of their appointment, whichever is later.

Position	Required Share Ownership
CEO	4 times annual salary
CFO and executive vice presidents	2.5 times annual salary
Senior vice presidents	2 times annual salary
Vice presidents and other senior leaders	1 times annual salary

Long-Term Incentives

Nexen’s long-term incentive programs, the TOPs and STARs plans, provide employees with a long-term incentive to sustain high performance, demonstrate commitment to Nexen and, most importantly, align their interests with those of our shareholders. As Nexen’s share price rises, grants increase in value. TOPs or STARs are granted to employees, based on internal organization levels, whose actions can most directly impact our business results. Named executives are granted TOPs, with the exception of the Senior VP, US Oil and Gas who was granted STARs in 2009.

In determining the number of TOPs and STARs to grant each year, Nexen considers the program’s dilutive impact on shareholders and market information on the value of stock options and other forms of long-term incentives. Market information also determines the extent to which employees at different levels participate in the program. The Compensation Committee reviews and recommends TOPs plan amendments for the board to approve. In determining the type of long-term incentives to award, management and the Compensation Committee also consider alternative long-term incentive programs used by our peers. As a result of a regular review of the competitiveness and design of our long-term incentive plans, in 2009 the Compensation Committee approved introducing a performance-based long-term incentive vehicle for implementation in 2010. This incentive vehicle will be introduced only for those employees who are critical to the strategic success of the company (senior management level and above) with 25% of the TOPs or STARs granted to these employees to include a performance vesting feature. The number of performance-based TOPs or STARs that vest for payout will be subject to the attainment of market, operational and/or financial performance measures. The specific performance range(s) will be ultimately determined by the Committee at the time of each annual grant.

TOPS PLAN

Our TOPs plan has been in place since 2004. It allows employees to either:

·                  exchange their vested TOPs for a cash payment equal to the difference between the exercise price and the closing market price of our common shares on the date the TOPs are exchanged; or

·                  exercise their vested TOPs for shares upon payment of the exercise price. Nexen common shares are issued for TOPs on a one-for-one basis.

When employees exchange their TOPs for cash:

i) no shares are issued, which prevents further shareholder dilution over time; and, ii) Nexen receives a Canadian income tax deduction.

2009 TOPs Plan Exercises and Exchanges

Total Exercised	Exercised	Exchanged
or Exchanged	for Shares	for Cash
5,262,226	1,145,756 (22%)	4,116,470 (78%)

TOPs do not provide employees with the right to vote the underlying shares. The TOPs plan is Nexen’s only equity-based compensation arrangement.

The board, on the recommendation of the Compensation Committee, may grant TOPs to Nexen officers and employees. TOPs granted before February 2001 have a term of ten years; 20% of the grant vested after six months and 20% vested each year for four years on the grant’s anniversary. TOPs granted after February 2001 have a term of five years and vest one-third each year for three years. The board has the discretion to set vesting periods within the five-year term.

Generally, if a change of control event occurs (as defined in the TOPs plan), all issued but unvested options will vest. See page 98 for more information on the TOPs plan.

STARS PLAN

The STARs plan, introduced in 2001, provides a cash payment to participants equal to the appreciation in Nexen’s share price between the date the STARs are granted and the date they are exercised. STARs are typically granted to participating employees below mid-level department manager in Canada and to all levels of participating employees in the US and UK. They have a five-year term and vest one-third each year for three years.

GRANT DATE AND EXERCISE PRICE

TOPs and STARs are granted during the annual grant process and at the time of hiring key positions. Since 1998, the annual grants have been approved at the December board meeting. According to our plans, the CEO can approve grants to key new hires, and typically, they occur shortly after the hire date. Under the plans, the exercise price is the closing market price of Nexen’s common shares on the relevant stock exchange (TSX for Canadian-based employees or NYSE for US-based employees) on the day before the grant is approved. Accordingly, backdating is not allowed. Nexen’s grants are intentionally timed so that they do not occur immediately prior to the release of material information (i.e. spring-loaded). The exercise price of existing TOPs or STARs may not be reduced except for automatic adjustments, such as a share split, or according to TSX rules. Accordingly, repricing is not allowed.

OPTIONS OUTSTANDING AND SHARES RESERVED FOR ISSUE

We limit the combined annual grants of TOPs and STARs (even though STARs are not dilutive) to less than 2% of total outstanding shares (on a non-diluted basis). The total TOPs granted, plus shares reserved for future issue under equity-based compensation programs, will not exceed 10% of our total outstanding shares (on a non-diluted basis). Since the inception of the TOPs plan in 2004 through December 31, 2009, 11,126,192 TOPs have been exercised for common shares. This represents a dilution of 2.13%.

TOPS PLAN INFORMATION AS OF MARCH 1, 2010

	Common Shares	Total Common
Common Shares	Reserved for	Shares Authorized
Authorized for Issue	Future Options	and Reserved
22,629,964 (4.32%)	3,411,292 (0.65%)	26,041,256 (4.97%)

GRANTS IN THE LAST THREE YEARS

Our 2009 long-term incentives recognized employees for future potential within Nexen, sustained high performance and retention risk. The TOPs granted in 2009 represent 0.83% of total outstanding shares.

Year	Granted to Executive Officers	Granted to Employees	Percentage of Employees Receiving Grants	Total Number Granted
TOPs
2009	1,772,000	2,577,700	5%	4,349,700
2008	1,526,000	2,008,100	6%	3,534,100
2007	1,735,000	2,272,100	7%	4,007,100
STARs
2009	100,000	5,172,500	46%	5,272,500
2008	—	4,917,200	53%	4,917,200
2007	—	4,194,600	54%	4,194,600

Benefit and Pension Plans

Our benefit and pension plans support the health and well-being of our employees and encourage retirement savings. The plans are reviewed periodically to ensure they remain competitive and continue to meet our objectives. Market survey data is reviewed to ensure the plans provide benefits between the 50th and 75th percentile of plans within our peer group. Named executives participate in the same plans provided to all employees in the same location.

Disclosure in this document is specific to the Canadian and US plans in which the named executives participate. Nexen provides a variety of other benefit and pension plans outside of North America that reflect local market practices.

HEALTH AND WELFARE BENEFITS

Our benefit plans are designed to help protect employees’ health and that of their dependants, and help cover them in the event of disability or death. Under the flexible benefit plans, employees choose the level of coverage that best fits their needs. Those who select enhanced coverage levels are required to contribute to the cost of that coverage.

EMPLOYEE SAVINGS PLAN

To help employees save for their future and encourage ownership in the company, Nexen provides the incentive and opportunity to accumulate savings through an employee savings plan. In the plan, all eligible Canadian employees may contribute, through payroll deduction, any percentage of their base salary to purchase Nexen common shares, mutual fund units or a combination of both. Nexen matches employee contributions up to 6% of base salary, depending on the investment option and how long the employee has participated in the plan. Nexen contributions are invested in our common shares purchased on the open market and vest immediately. All contributions may be allocated to registered or non-registered accounts. Employees may vote the Nexen common shares they hold in the employee savings plan.

For US-based employees, savings plan benefits are a component of the US defined contribution pension plan described on page 62.

FLOW-THROUGH SHARES

Named executives are able to participate in our internal offerings of Nexen flow-through shares, which are periodically made available to all employees resident in Canada. Flow-through shares are a tax effective vehicle which provide an additional opportunity to invest in the future of Nexen.

DEFINED BENEFIT PENSION PLAN

Canadian employees of Nexen elect, upon hire, to participate in either the defined contribution pension plan or the defined benefit pension plan, both of which are registered. All Canadian-based named executives participated in the defined benefit pension plan in 2009. Features of the defined benefit pension plan are:

·                  participant contributions at 3% of their regular gross earnings (up to an annual plan maximum);

·                  retirement benefits at 1.8% (1.7% for years prior to 2005) of their average earnings for the 36 highest-paid consecutive months during the 10 years before retirement, multiplied by the years of credited service;

·                  plan participants may annually elect to increase their defined benefit accrual formula from 1.8% to 2%. Employees electing this option must contribute an additional 2% of pensionable earnings up to an allowable maximum under the Canadian Income Tax Act. The maximum employee contribution allowed in 2009 was $11,700;

·                  integration with Canada Pension Plan (CPP) to provide a maximum offset of one-half of the current CPP benefit, pro-rated by years of credited service to a maximum of 35 years;

·                  members who retire after 10 years of service are eligible for an early retirement benefit at age 55 with a 4% reduction per year of early retirement for each year that benefits commence prior to age 60; and

·                  ability for participants to periodically switch prospectively between the defined benefit pension plan and defined contribution pension plan at different stages in their career.

Benefits on retirement are generally paid monthly for the life of the retiree, subject to standard payment elections. The normal form of benefit paid is a joint life and survivor benefit with a five-year guarantee. If elected, it is payable for the participant’s lifetime and provides the spouse with a survivor benefit of 66 2/3% of the monthly payment. If the participant dies before receiving 60 monthly payments, the five-year guarantee allows the surviving spouse to receive the balance of the 60 monthly payments first and then the reduced survivor pension of 66 2/3%.

Pension benefits earned prior to January 1, 1993 may be indexed at the discretion of management’s pension committee, considering increases in the consumer price index. Pension benefits earned after December 31, 1992 are indexed annually between 0 and 5% based on the greater of:

·                  75% of the increase in the consumer price index, less 1%; and

·                  25% of the increase in the consumer price index.

Pension Benefit Obligation

At December 31, 2009, as indicated in the notes to our consolidated financial statements, the:

·                  registered defined benefit pension plan’s accumulated benefit obligation (the projected benefit obligation, excluding future salary increases) was $211 million, which includes all active and inactive plan participants; and

·                  projected defined benefit obligation was $243 million.

The projected benefit obligation is an accounting-based value of the contractual entitlements that will change over time. The method used to determine this estimate will not be identical to those used by others and, as a result, the estimate may not be directly comparable across companies. The key assumptions used for the projected benefit obligation were:

·                  a discount rate of 6.5% per year as at December 31, 2008;

·                  a discount rate of 6.0% per year as at December 31, 2009;

·                  a long-term compensation rate increase of 4% per year; and

·                  an assumed rate of inflation of 2.5% per year.

To enhance the funded status of the registered defined benefit pension plan, we contributed $52 million in special payments to the plan in 2009. As of December 31, 2009, the plan had a $21 million surplus.

DEFINED CONTRIBUTION PENSION PLAN (US)

Under this qualified retirement plan, Nexen provides participants with a profit sharing contribution equal to 6% of eligible compensation up to the Social Security taxable wage base and 11.5% of eligible compensation that exceeds the Social Security taxable wage base. For 2009, the maximum profit sharing contribution under the plan was $22,301. In addition, a matching contribution equal to 100% of employee contributions, to a maximum of 6% of eligible compensation, is also available under the plan. Mr. Reinsborough defers compensation and receives an employer matching contribution to the full extent available under the plan.

The profit sharing contributions are subject to a two year vesting schedule while the matching contributions vest immediately. Investment decisions are made by the plan participant from a variety of investment options. The plan is intended to be an Employee Retirement Income Security Act (ERISA) 404(c) plan. One named executive (Mr. Reinsborough) participated in the plan during 2009.

NON-QUALIFIED RESTORATION PLAN (US)

This plan is intended to be an unfunded and non-qualified deferred compensation arrangement that provides deferred compensation benefits to a select group of management or highly compensated employees. The plan is established and maintained for the purpose of providing benefits in excess of applicable legislative limits. The plan complies with Section 409A of the Internal Revenue Code.

Under the plan provisions, a maximum of 50% of base salary and 100% of annual cash incentives may be deferred. Elections for the future distribution of benefits are required to be entered into upon the date of plan participation. Any changes to distribution or deferral elections must be compliant with Section 409A of the Internal Revenue Code. Investment decisions are made by the plan participant from a variety of investment options. During 2009, there were no distributions of assets to Mr. Reinsborough.

EXECUTIVE BENEFIT PLAN

The executive benefit plan is available to all Canadian employees. It provides supplemental retirement benefits for either defined benefit or defined contribution participants who have earned a retirement benefit in excess of the statutory limits, which varies by employees’ pension elections. This allows employees to fully accrue a pension that is aligned with their earnings level and is competitive within our market. For defined benefit plan participants, any supplemental benefits will accrue and be paid monthly in a similar manner to the underlying defined benefit pension plan set out above on page 61. For executives, the average of the annual cash incentive payments during the last three years of plan participation are included for benefit accrual purposes, based on the lesser of target bonus or actual bonus paid.

Pension Benefit Obligation

At December 31, 2009, as indicated in the notes to our consolidated financial statements, the:

·                  projected benefit obligation for the executive benefit plan was $76 million (which, consistent with accounting standards, includes an assumption for future salary increases) and includes all active and inactive plan participants; and

·                  accumulated benefit obligation (the projected benefit obligation, excluding future salary increases) was $65 million.

The key assumptions used for determining the projected benefit obligation under the executive benefit plan are the same as those used for the registered pension plan.

As of January 1, 2005, the executive benefit plan was amended to provide a supplemental pension allocation for defined contribution pension plan participants who are impacted by annual statutory contribution limits. In 2009, the sum of all supplemental allocations for eligible participants was $42,276 and is estimated to be $45,000 in 2010.

Pension Benefit Security

The pension expense for the executive benefit plan is accounted for annually. Benefits are paid from Nexen’s cash flows and reduce the related pension liability. As liabilities under this plan are unfunded, a level of protection is provided to participants through an irrevocable letter of credit. The letter of credit allows the plan to turn to the issuing bank for funding the pension obligation if the company fails to meet its obligations. The cost of obtaining the letter of credit in 2009 for all plan participants was $1,368,230.

RETIREMENT BENEFITS

All Nexen retirees are provided with retirement benefits that consist of a $5,000 life insurance policy and reimbursement for provincial health care premiums, if applicable.

EXECUTIVE COMPENSATION

·             CEO compensation, objectives and achievements disclosure (see page 72)

·             Disclosure of the executive benefit plan portion of the estimated annual pension benefit (see page 78)

·             Details of payments on termination (see page 80)

·             Incremental payments on change of control (see page 82)

NAMED EXECUTIVE OFFICERS

Marvin Romanow	President and CEO

Kevin Reinhart	Senior VP and CFO

Gary Nieuwenburg	Executive VP, Canada

Jim Arnold	Senior VP, Synthetic Crude

Brian Reinsborough	Senior VP, US Oil and Gas

CEO COMPENSATION, OBJECTIVES AND ACHIEVEMENTS

Marvin Romanow’s base salary and annual cash incentive, totaling $1,529,000 for 2009, was competitive within the range of our oil and gas peer group for the CEO. His 2009 annual cash incentive of $429,000 was based on an overall assessment of Nexen’s performance and his contribution. See page 55 for details and page 72 for his objectives and achievements.

COST OF MANAGEMENT RATIO

In the last three years, Nexen’s market capitalization decreased by more than $3 billion. In 2009, our market capitalization increased by more than $2 billion, but did not fully recover from the decrease which occurred in the second half of 2008. See page 70 for details of the cost of management ratio.

SUMMARY COMPENSATION

Total compensation for all named executives in 2009 was $20,923,690. See page 71 for details.

EQUITY OWNERSHIP

The named executives follow the minimum ownership guidelines set by the board. Marvin Romanow, for example, holds five times his annual salary, which exceeds the requirement as CEO. See pages 58 and 76 for details.

PENSION PLAN BENEFITS

This section sets out the total change in pension benefit obligations from December 31, 2008 to December 31, 2009 and, for the named executives, it increased by $7,102,000. See page 78 for details.

OTHER COMPENSATION

In 2009, all other compensation, including perquisites, for all named executives was $635,181. See page 80 for details.

OBLIGATIONS ON TERMINATION

The total incremental cost to Nexen for obligations to the named executives if a change of control event occurred on December 31, 2009 was estimated to be $38,704,685. See pages 80 through 82 for complete details of all obligations on termination.

Accountable for Nexen’s results.

Paid for performance.

March 1, 2010

Key Sections

Named Executive Officers	65

CEO Look-Back Total-Take	65

Cost of Management Ratio	70

General Information	70

Summary Compensation Table	71

CEO Compensation and 2009 Objectives and Achievements	72

CEO Look-Back	73

Incentive Plan Awards	74

Equity Ownership and Changes in 2009	76

Trading in Company Securities	76

Pre-Arranged Trading Programs	77

Pension Plan Benefits	77

All Other Compensation	80

Termination and Change of Control Benefits	80

Payments on Resignation	81

Change of Control Agreements	81

Named Executive Officers

Our named executive officers (named executives) are the CEO, CFO and the next three highest paid officers. Their profiles provide a short biography, three-year compensation history and their share ownership status at year end. See the summary compensation table on page 71 for details.

MARVIN F. ROMANOW
President and
Chief Executive Officer
Calgary, Alberta, Canada

EXPERIENCE
Nexen: 20 years
Industry: 33 years

Marvin Romanow, 54, has been the President and CEO since January 1, 2009. Formerly, he was the Executive Vice President and CFO. Prior to this, he held a variety of finance positions at Nexen, beginning as Vice President (VP), Finance in 1997 and VP and CFO in 1998.

Before coming to Nexen, he was with Wascana Energy Inc. He held senior positions in engineering, operations, finance and planning with Amoco Canada and Dome Petroleum Ltd.

Marvin holds a Master of Business Administration degree and a Bachelor of Engineering degree (with great distinction), both from the University of Saskatchewan. He is a graduate of the Advanced Management Programme from INSEAD in France. Marvin is a director of Canexus Income Fund.

Share Ownership Guideline	Value of Equity at Risk	Multiple of Salary	Meets or Exceeds
Four times annual salary	$5,192,773	5	Exceeds

THREE-YEAR LOOK-BACK

	3-Year Total	2009	2008		2007
Cash
Base Salary	2,267,500	1,100,000	601,250		566,250
Annual Cash Incentive [1]	1,459,000	429,000	700,000		330,000
Equity
Value of TOPs [2]	9,632,349	5,351,775	2,747,514	[3]	1,533,060
Total Direct Compensation	13,358,849	6,880,775	4,048,764		2,429,310
All Other Compensation [4]	417,144	179,978	119,016		118,150
Pension Value [5]	4,590,400	3,949,300	317,800		323,300
Total Compensation	18,366,393	11,010,053	4,485,580		2,870,760

1                 Includes discretionary recognition in 2008 for the acquisition of an additional interest in Long Lake from OPTI.

2                 Estimated fair value of TOPs using the Black-Scholes option pricing model valued on the grant date.

3                 The value of Mr. Romanow’s 2008 grant is based on 180,000 TOPs on December 8, 2008, and of 295,000 TOPs on January 2, 2009 upon his appointment as President and CEO.

4                 Reflects Nexen’s contributions to the employee savings plan, car allowance and life insurance premiums paid by Nexen and the maximum reimbursement amount for financial counseling, luncheon and golf club memberships, medical exam, and security monitoring. Also includes the fees Mr. Romanow was paid as a director of Canexus.

5                 Represents the current service cost, plus changes in compensation in excess of actuarial assumptions, less required member contributions to the plan.

CEO Look-Back Total-Take

From the time Mr. Romanow was appointed CEO on January 1, 2009 to December 31, 2009, Nexen’s market capitalization increased by $2,046 million. Mr. Romanow’s total compensation for the same period was $11,010,053. This represents 0.54% of the increase in market capitalization over this period. See page 73 for details.

KEVIN J. REINHART

Senior Vice President

and Chief Financial Officer

Calgary, Alberta, Canada

EXPERIENCE

Nexen: 16 years
Industry: 28 years

Kevin Reinhart, 51, has been Senior Vice President and CFO since January 1, 2009. Prior to this, he was Senior Vice President, Corporate Planning and Business Development. Since joining Nexen as Controller in 1994, he has assumed increasing responsibilities and has held various positions, including Director of Risk Management and Treasurer. Prior to Nexen, Mr. Reinhart held senior management positions in a public accounting firm.

Mr. Reinhart is a Chartered Accountant and holds a Bachelor of Commerce degree from Saint Mary's University in Halifax.

Kevin is a director of Canexus Income Fund.

Share Ownership Guideline	Value of Equity at Risk	Multiple of Salary	Meets or Exceeds
Two and a half times annual salary	$1,660,863	4	Exceeds

THREE-YEAR LOOK-BACK

	3-Year Total	2009	2008		2007
Cash
Base Salary	1,137,833	440,000	365,000		332,833
Annual Cash Incentive [1]	607,000	175,000	300,000		132,000
Equity
Value of TOPs [2]	2,874,899	1,459,575	733,964	[3]	681,360
Total Direct Compensation	4,619,732	2,074,575	1,398,964		1,146,193
All Other Compensation [4]	332,942	124,438	104,582		103,922
Pension Value [5]	700,400	381,300	128,800		190,300
Total Compensation	5,653,074	2,580,313	1,632,346		1,440,415

1                 Includes discretionary recognition in 2008 for the acquisition of an additional interest in Long Lake from OPTI.

2                 Estimated fair value of TOPs using the Black-Scholes option pricing model valued on the grant date.

3                 The value of Mr. Reinhart's 2008 grant is based on 80,000 TOPs on December 8, 2008 and 50,000 TOPs on January 2, 2009 upon his appointment as Senior VP and CFO.

4                 Reflects Nexen’s contributions to the employee savings plan, car allowance and life insurance premiums paid by Nexen and the maximum reimbursement amount for financial counseling, luncheon club membership, medical exam, and security monitoring. Also includes the fees Mr. Reinhart was paid as a director of Canexus.

5                 Represents the current service cost, plus changes in compensation in excess of actuarial assumptions, less required member contributions to the plan.

GARY H. NIEUWENBURG
Executive Vice President, Canada
Calgary, Alberta, Canada

EXPERIENCE

Nexen: 29 years

Industry: 29 years

Gary Nieuwenburg, 51, has been Executive Vice President, Canada since May 1, 2009. Prior to this, he was Senior Vice President, Synthetic Crude since November 1, 2007 and VP, Synthetic Crude since July 2002, responsible for the newly-formed synthetic crude business unit in Canadian Oil and Gas.

Mr. Nieuwenburg was with Wascana Energy Inc. before coming to Nexen. He has held various positions of increasing responsibility, including division VP, exploration and production, Canadian Oil and Gas and VP, Corporate Planning and Business Development.

Gary is a Mechanical Engineering graduate of the University of Manitoba. He is a member of the Management Committee of Syncrude Canada Ltd., a joint venture in which Nexen owns 7.23%.

Share Ownership Guideline	Value of Equity at Risk	Multiple of Salary	Meets or Exceeds
Two and a half times annual salary	$2,515,695	5	Exceeds

THREE-YEAR LOOK-BACK

	3-Year Total	2009		2008	2007
Cash
Base Salary	1,251,167	474,000		416,500	360,667
Annual Cash Incentive [1]	712,000	156,000		365,000	191,000
Equity
Value of TOPs [2]	3,491,005	2,097,225	[3]	542,080	851,700
Total Direct Compensation	5,454,172	2,727,225		1,323,580	1,403,367
All Other Compensation [4]	157,997	56,552		52,670	48,775
Pension Value [5]	1,033,400	624,300		141,800	267,300
Total Compensation	6,645,569	3,408,077		1,518,050	1,719,442

1                 Includes discretionary recognition in 2008 for the acquisition of an additional interest in Long Lake from OPTI.

2                 Estimated fair value of TOPs using the Black-Scholes option pricing model valued on the grant date.

3                 The value of Mr. Nieuwenburg’s 2009 grant is based on 50,000 TOPs on May 1, 2009 upon his appointment as Executive VP, Canada and 170,000 TOPs on December 7, 2009.

4                 Reflects Nexen’s contributions to the employee savings plan, car allowance and life insurance premiums paid by Nexen and the maximum reimbursement amount for financial counseling, luncheon club membership, medical exam, and security monitoring.

5                 Represents the current service cost, plus changes in compensation in excess of actuarial assumptions, less required member contributions to the plan.

JAMES T. ARNOLD

Senior Vice President,

Synthetic Crude

Calgary, Alberta, Canada

EXPERIENCE

Nexen: 17 years

Industry: 26 years

James Arnold, 50, has been Senior Vice President, Synthetic Crude since July 2009. He re-joined Nexen in February 2009 as VP Operations and Projects, Synthetic Oil. Prior to this, he held the positions of COO and VP, Development with OPTI Canada Inc. (OPTI), having left Nexen to establish OPTI's Calgary office in January 2000. Before OPTI, he held various positions with Nexen, including General Manager and Reservoir Engineering Manager. Prior to this, he was with Wascana Energy Inc. and held numerous senior positions of increasing responsibility.

Mr. Arnold is a professional engineer in Alberta. He holds a Bachelor of Science degree in Mechanical Engineering from the University of Manitoba.

Share Ownership Guideline	Value of Equity at Risk	Multiple of Salary	Meets or Exceeds
Two times annual salary	$134,145	—	Has five years to meet guideline

LOOK-BACK

	3-Year Total		2009		2008	2007
Cash
Base Salary	375,833		375,833		—	—
Annual Cash Incentive	99,000		99,000		—	—
Equity
Value of TOPs [1]	1,402,206	[2]	1,402,206	[2]	—	—
Total Direct Compensation	1,877,039		1,877,039		—	—
All Other Compensation [3]	238,747		238,747		—	—
Pension Value [4]	87,300		87,300		—	—
Total Compensation	2,203,086		2,203,086		—	—

1                 Estimated fair value of TOPs using the Black-Scholes option pricing model valued on the grant date.

2                 Mr. Arnold was hired on February 1, 2009 and the value of his 2009 grant includes 70,000 TOPs upon hire granted February 23, 2009 and 100,000 TOPs on December 7, 2009.

3                 Reflects Nexen’s contributions to the employee savings plan, car allowance and life insurance premiums paid by Nexen and the maximum reimbursement amount for financial counseling, luncheon club membership, medical exam, and security monitoring. Also includes a $200,000 special bonus paid upon hire.

4                 Represents the current service cost, plus changes in compensation in excess of actuarial assumptions, less required member contributions to the plan.

BRIAN C. REINSBOROUGH

Senior Vice President,
US Oil and Gas

Plano, Texas, USA

EXPERIENCE

Nexen: 16 years
Industry: 24 years

Brian Reinsborough, 48, has been Senior Vice President, US Oil and Gas since November 2007. He joined Nexen in 1994 and most recently held the position of VP, Exploration, Operations and Production for the US Oil and Gas division. Since joining the company, Mr. Reinsborough has progressed through various exploration roles including, Exploration Manager, Deepwater and VP, Exploration. Prior to Nexen, he worked in the oil and gas industry for eight years in a geological capacity.

Mr. Reinsborough holds a Master of Geology degree from the University of Texas in Austin and a Bachelor of Geology degree from New Brunswick's Mount Allison University.

Share Ownership Guideline	Value of Equity at Risk	Multiple of Salary	Meets or Exceeds
Two times annual salary	$492,549	1	Has three years to meet revised guideline

THREE-YEAR LOOK-BACK 1

	3-Year Total	2009	2008	2007
Cash
Base Salary	1,133,692	416,453	392,774	324,465
Annual Cash Incentive	461,947	113,368	218,527	130,052
Equity
Value of TOPs/STARs [2]	2,027,835	1,069,242	317,578	641,015
Total Direct Compensation	3,623,474	1,599,063	928,879	1,095,532
All Other Compensation [3]	92,787	35,466	29,342	27,979
Pension Value [4]	229,018	87,636	77,589	63,793
Total Compensation	3,945,279	1,722,165	1,035,810	1,187,304

1                 Mr. Reinsborough’s compensation has been converted from US to Canadian dollars using the average exchange rate for the applicable year; 1.1568 in 2009, 1.0660 in 2008 and 1.0748 in 2007.

2                 Estimated fair value of TOPs/STARs using the Black-Scholes option pricing model valued on the grant date. Mr. Reinsborough was granted TOPs in 2007 and 2008 and STARs in 2009.

3                 Reflects car allowance and life insurance premiums paid by Nexen and the amount reimbursed for financial counseling, luncheon club membership, and medical exam.

4                 Represents the sum of company provided contributions to the US qualified and non-qualified retirement plans.

COST OF MANAGEMENT RATIO

The following information is for our named executives and represents the total compensation cost for the three-year period January 1, 2007 through December 31, 2009, presented as a percentage of market capitalization growth. Nexen’s market capitalization increased by more than $2 billion in 2009, but did not fully recover from the decrease which occurred in 2008 due to the global financial crisis and subsequent drop in commodity prices. In this context, the meaning of this metric for 2008 and the total three-year average is reduced. For greater clarity, see the Share Performance Graph on page 57. The Compensation Committee reviews similar information in their discussion of CEO compensation.

	Total	2009	2008	2007
Total cost ($millions) [1]	56.3	20.9	16.6	18.8
Market capitalization growth ($millions)	(3,664.0)	2,046.0	(5,800.0)	90.0
As a % of market capitalization growth	—	1.0%	—	20.9%

1                 See page 71 for total compensation of each named executive.

General Information

OTHER OFFICERS

Catherine J. Hughes	Vice President, Operational Services, Technology and Human Resources
Kim D. McKenzie	Vice President and Chief Information Officer
Kevin J. McLachlan	Vice President, Global Exploration
Eric B. Miller	Vice President, General Counsel and Secretary
Una M. Power	Vice President, Corporate Planning and Business Development
Brendon T. Muller	Controller
J. Michael Backus	Treasurer
Rick C. Beingessner	Assistant Secretary
C. James Cummings	Assistant Secretary

COMPENSATION EXCHANGE RATE

The exchange rate used to convert US dollars to Canadian dollars is the 2009 average rate of 1.1568. Unless otherwise noted, all figures are in Canadian dollars.

SHARE SPLITS

All grant prices and numbers granted have been adjusted to account for the May 2005 and May 2007 share splits.

Summary Compensation Table

To determine the next three highest paid officers after the CEO and CFO, we total their salary, estimated option-based award value, non-equity incentive plan compensation and all other compensation as shown below. Grants of TOPs and STARs are considered option-based awards under applicable disclosure requirements. We do not award share-based awards or non-equity incentive plan compensation under long-term incentive plans, as these terms are used in applicable disclosure requirements.

			Option-Based
Name and Principal Position	Year	Salary	TOPs/ STARs Awards [1] (#)	Estimated TOPs/ STARs Value [2]		Non-Equity Annual Incentive Plan Compensation [3,4]	Pension Value [5]	All Other Compensation [6]		Total Compensation
Marvin F. Romanow, [7]	2009	1,100,000	550,000	5,351,775		429,000	3,949,300	179,978		11,010,053
President and CEO	2008	601,250	475,000	2,747,514	[8]	700,000	317,800	119,016		4,485,580
	2007	566,250	180,000	1,533,060		330,000	323,300	118,150		2,870,760
Kevin J. Reinhart, [9]	2009	440,000	150,000	1,459,575		175,000	381,300	124,438		2,580,313
Senior VP and CFO	2008	365,000	130,000	733,964	[10]	300,000	128,800	104,582		1,632,346
	2007	332,833	80,000	681,360		132,000	190,300	103,922		1,440,415
Gary H. Nieuwenburg,	2009	474,000	220,000	2,097,225	[11]	156,000	624,300	56,552		3,408,077
Executive VP, Canada	2008	416,500	100,000	542,080		365,000	141,800	52,670		1,518,050
	2007	360,667	100,000	851,700		191,000	267,300	48,775		1,719,442
James T. Arnold,	2009	375,833	170,000	1,402,206	[12]	99,000	87,300	238,747	[13]	2,203,086
Senior VP,	2008	—	—	—		—	—	—		—
Synthetic Crude	2007	—	—	—		—	—	—		—
Brian C. Reinsborough, [14]	2009	416,453	100,000	1,069,242		113,368	87,636	35,466		1,722,165
Senior VP,	2008	392,774	70,000	317,578		218,527	77,589	29,342		1,035,810
US Oil and Gas	2007	324,465	70,000	641,015		130,052	63,793	27,979		1,187,304

1	All named executives were granted TOPs in 2009 with the exception of Mr. Reinsborough who received STARs.
2

Reflects the estimated fair value under the Black-Scholes option pricing model of TOPs granted in the year. The key assumptions of this valuation include current market price of Nexen’s stock, exercise price of the option, option term, risk-free interest rate, turnover, dividend yield of stock and volatility of stock return. The actual value realized will depend on the Nexen share price at the time of exercise. The accounting fair value is calculated using the intrinsic value method, which is the difference between the current market price of the stock and the exercise price of the option. The difference between these valuation methods is the TOPs value included in this column as the intrinsic value was nil at year end. Management’s consultant provides the annual Black-Scholes value. There were no amendments to the exercise price of TOPs in 2009.

3

Reflects the value of awards earned in each year under Nexen’s annual cash incentive program. The awards are paid in the following calendar year based on their salary on December 31 of the previous year.

4	For Mr. Romanow, Mr. Reinhart and Mr. Nieuwenburg, includes discretionary recognition in 2008 for the acquisition of an additional interest in Long Lake from OPTI.
5

Represents the current service cost, plus changes in compensation in excess of actuarial assumptions, less required member contributions to the plan. Mr. Reinsborough’s value represents the sum of company-provided contributions to the US qualified and non-qualified retirement plans.

6

The total value of the perquisites portion of All Other Compensation provided to each named executive is less than $50,000 and less than 10% of their annual salary. See the All Other Compensation table on page 80 for details of these amounts.

7

Mr. Romanow is a director of Canexus and was paid fees of $34,000, received notional deferred trust units of Canexus valued at $25,950 and distributions on his trust units of $11,290 in 2009. In 2008, he was paid fees of $34,000, received notional deferred trust units of Canexus valued at $15,600 and distributions on his trust units of $6,399. In 2007, he was paid fees of $32,500, received notional deferred trust units of Canexus valued at $19,560 and distributions on his trust units of $5,280. These amounts are included in the All Other Compensation table on page 80.

8

Reflects Mr. Romanow’s annual grant of 180,000 TOPs on December 8, 2008 with a grant date fair value of $975,744, and a grant of 295,000 TOPs he received upon appointment as President and CEO in January 2009 with a grant date fair value of $1,771,770.

9

Mr. Reinhart is a director of Canexus and was paid fees of $34,000, received notional deferred trust units of Canexus values at $25,950 and distributions on his trust units of $11,290 in 2009. In 2008, he was paid fees of $34,000, received notional deferred trust units valued at $15,600 and distributions on his trust units of $6,399. In 2007, he was paid fees of $32,500, received notional deferred trust units valued at $19,560 and distributions on his trust units of $5,280. These amounts are included in the All Other Compensation table on page 80.

10

Reflects Mr. Reinhart’s annual grant of 80,000 TOPs on December 8, 2008 with a grant date fair value of $433,664, and a grant of 50,000 TOPs he received upon appointment as Senior VP and CFO in January 2009 with a grant date fair value of $300,300.

11

Reflects Mr. Nieuwenburg’s annual grant of 170,000 TOPs on December 7, 2009 with a grant date fair value of $1,654,185, and a grant of 50,000 TOPs he received upon appointment as Executive VP, Canada in May 2009 with a grant date fair value of $443,040.

12

Reflects Mr. Arnold’s annual grant of 100,000 TOPs on December 7, 2009 with a grant date fair value of $973,050, and a grant of 70,000 TOPs he received upon hire in February 2009 with a grant date fair value of $429,156.

13	Mr. Arnold received a $200,000 special bonus upon hire.
14	Mr. Reinsborough’s compensation has been converted from US to Canadian dollars using the average exchange rate for the applicable year; 1.1568 in 2009, 1.0660 in 2008 and 1.0748 in 2007.

CHANGES IN COMPENSATION ARRANGEMENTS IN 2009

We did not introduce any new compensation or benefit program in 2009 for Nexen’s named executives.

The compensation paid to named executives in 2009 is consistent with our philosophy and objectives of targeting total compensation between the 50th and 75th percentile as detailed on pages 51 through 53.

CHANGES IN PENSION OBLIGATIONS

The Summary Compensation Table pension value reflects the current service cost, less required member contributions to the plan, plus any changes in obligations resulting from compensation increases in excess of actuarial assumptions. Actual compensation changes may vary from the assumed rate of compensation increase and will vary among each executive from year to year. These values differ from the termination values reported under the change of control agreements on page 82, which disclose additional lump sum pension benefits provided if a change of control occurs.

CEO Compensation and 2009 Objectives and Achievements

The CEO’s responsibility is to provide leadership in setting and achieving goals that create value for our shareholders in the short and long term. Mr. Romanow’s 2009 annual cash incentive award was based on the corporate results described on page 55, which determined the total cash available for the awards. Cash incentive awards are determined from the available pool and distributed to individuals based on specific annual goals. Based on the board’s assessment of Mr. Romanow’s achievement of objectives, and their assessment of his contribution to continued shareholder value growth and strategic plan execution, he was awarded an annual cash incentive of $429,000, which is his target bonus times 52%. Mr. Romanow’s objectives for 2009 are outlined below, along with a summary of achievement in each area.

EXECUTING OUR STRATEGIES

In 2009, Mr. Romanow met this objective by refocusing on our key growth strategies, taking steps to streamline our portfolio and ensuring that our core assets continued to perform well.

Our key growth strategies progressed well during 2009.

·                  At Long Lake, we demonstrated that our technology works. The gasifier and upgrader are now producing the highest quality synthetic crude in North America. We acquired an additional 15% of the project at 60% of sunk costs and assumed operatorship of the upgrader.

·                  We achieved exploration success in the North Sea and offshore West Africa which positions us well for future years. We also were successful in bringing new production on stream in the North Sea and the Gulf of Mexico and in advancing development of Usan, offshore West Africa.

·                  Significant progress was made in our shale gas business by realizing significant cost savings and productivity improvements through industry-leading completions.

ENHANCING FINANCIAL CAPACITY AND MAINTAINING AMPLE LIQUIDITY

Our long standing belief in maintaining ample liquidity and financing long-term assets with long-term debt meant that we were well positioned when the economic recession started. As a result, we did not overreact to the situation but continued to focus on advancing our core strategies with a prudent capital program and ongoing cost management practices. Our crude oil put protection program provided us with protection against falling oil prices without limiting our upside when prices rebounded. In July 2009, in the midst of ongoing market volatility, we successfully executed a US $1 billion bond issue to enhance our liquidity. We generated strong operating cash flows during the year which, together with financing from our long-term credit facilities, were used to fund the purchase of the Long Lake acquisition and our 2009 capital investment program.

MANAGING PHYSICAL ASSETS TO ACHIEVE A BALANCE OF SHORT-TERM RETURNS AND LONG-TERM SUSTAINABILITY

Under Mr. Romanow’s direction, we achieved strong performance in our core assets including the UK, US, Yemen, Canada and Colombia. While major milestones were achieved at Long Lake, challenges were encountered that delayed the ramp up of the project. Difficulty in achieving consistent steam production necessitated a turnaround in September which has since improved plant reliability and production.

ATTRACTING AND RETAINING PEOPLE TO ENHANCE OUR EXECUTION CAPABILITIES

We maintained a strong corporate culture under Mr. Romanow’s leadership and have seen an increase in employee engagement during the past year as measured by external benchmarking. Mr. Romanow also focused on attracting world-class talent to our organization by hiring experienced senior professionals with expertise in oil sands, shale gas and deep water exploration.

ACHIEVING OPERATIONAL EXCELLENCE AND STRONG RETURNS FROM CAPITAL INVESTMENT

Mr. Romanow led initiatives which resulted in excellence in safety performance, and operating and capital cost savings throughout the business. In this context, our core producing assets continued to deliver strong performance. Our capital investment program delivered strong results with proved reserve additions that were double the annual production (before royalties and the adoption of the new SEC reserves rules).

ENSURING NEXEN’S CONTINUING LEADERSHIP POSITION IN “HOW WE DO BUSINESS”

We remain fully committed to the highest standards of governance, integrity and social responsibility. Mr. Romanow’s personal involvement with Nexen’s various initiatives ensures these programs have broad visibility and are embedded into our corporate culture.

CEO Look-Back

In 2009, the Compensation Committee reviewed look-back information and analyzed Mr. Romanow’s total pay and shareholder value created from the date he became CEO. In the analysis, dollar values were assigned and tallied for each compensation component including salary, annual cash incentives, TOPs awards, benefits, pension and potential payments on change of control. The Committee reviewed his total compensation relative to Nexen’s market capitalization and that of industry peers for the CEO position.

2009
Cash
Base Salary	1,100,000
Annual Cash Incentive	429,000
Equity
Value of TOPs [1]	5,351,775
Total Direct Compensation	6,880,775
All Other Compensation [2]	179,978
Pension Value [3]	3,949,300
Total Compensation	11,010,053
Total Market Capitalization Growth ($millions)	2,046
Total Cost as a % of Market Capitalization Growth	0.54%

1                 Reflects the estimated fair value of TOPs using the Black-Scholes option pricing model valued on the grant date. See note 2 on page 71 for details of this calculation.

2                 See page 80 for details of All Other Compensation.

3                 Represents the current service cost, plus changes in compensation in excess of actuarial assumptions, less required member contributions to the plan.

Incentive Plan Awards

To value incentive plan awards (TOPs/STARs), Nexen uses the Black-Scholes option pricing model, which is a generally accepted method for measuring this type of long-term incentive. The actual value realized on exercises may be higher or lower depending on the Nexen share price at the time of exercise.

INCENTIVE PLAN AWARDS GRANTED IN 2009

The term for TOPs/STARs granted in 2009 is five years and vest one-third each year for three years starting one year after the grant date. All named executives were granted TOPs in 2009 with the exception of Mr. Reinsborough who was granted STARs.

		TOPs/ STARs	% of Total TOPs	Exercise				Potential Realizable Value at Assumed Annual Rates of Share Price Appreciation for 5 Year Term
Name	Grant Date	Granted [1] (#)	Granted to Employees	Price ($)		Expiry Date	Grant Value [3] ($)	5% ($)	10% ($)
Romanow	Dec. 7, 2009	550,000	12.6%	24.95	[2]	Dec. 6, 2014	5,351,775	3,791,274	8,377,723
Reinhart	Dec. 7, 2009	150,000	3.4%	24.95	[2]	Dec. 6, 2014	1,459,575	1,033,984	2,284,834
Nieuwenburg	May 1, 2009[4]	50,000	1.1%	22.72		April 30, 2014	443,040	313,856	693,539
	Dec. 7, 2009	170,000	3.9%	24.95	[2]	Dec. 6, 2014	1,654,185	1,171,848	2,589,478
Arnold	Feb. 23, 2009[5]	70,000	1.6%	15.72		Feb. 22, 2014	429,156	304,020	671,805
	Dec. 7, 2009	100,000	2.3%	24.95	[2]	Dec. 6, 2014	973,050	689,322	1,523,222
Reinsborough	Dec. 7, 2009	100,000	—	US 23.70	[2]	Dec. 6, 2014	1,069,242	757,466	1,673,803

1                 All named executives were granted TOPs in 2009, with the exception of Mr. Reinsborough who was granted STARs.

2                 Reflects the December 4, 2009 closing market price of Nexen common shares on the TSX for TOPs grants and on the NYSE for the STARs grant.

3                 Reflects the estimated fair value of the TOPs/STARs as at the time of grant using the Black-Scholes option pricing model. See note 2 on page 71 for details.

4                 Mr. Nieuwenburg received this grant upon his appointment as Executive VP, Canada. The exercise price is the closing market price of Nexen common shares on the TSX on April 30, 2009.

5                 Mr. Arnold received this grant upon hire. The exercise price is the closing market price of Nexen common shares on the TSX on February 20, 2009.

INCENTIVE PLAN AWARDS - TOPS EXERCISED OR EXCHANGED AND VALUE VESTED OR EARNED IN 2009

The TOPs value realized in 2009 occurred within seven months of grant expiry, demonstrating that executives are holding TOPs for the long term, in alignment with our long-term strategy. The TOPs value vested in 2009 represents what could have been earned if named executives exercised TOPs immediately upon vesting. As shown in the table, the TOPs awards vesting in 2009 had some in-the-money value upon vesting. The actual value realized will depend on the share price at the time of exercise. Grants of TOPs are considered option-based awards under applicable disclosure requirements. We do not award named executives share-based awards or non-equity incentive plan compensation under long-term incentive plans, as these terms are used in applicable disclosure requirements.

	TOPs Awards		TOPs Awards		Non-Equity Annual Incentive Plan Compensation
	Exercised or Exchanged	Value Realized [1]	Vested in 2009	Value Vested in 2009 [2]	Value Earned During the Year [3]
Name	(#)	($)	(#)	($)	($)
Romanow	228,000	3,167,490	173,400	294,984	429,000
Reinhart	100,000	1,275,750	80,000	131,104	175,000
Nieuwenburg	120,000	1,377,900	100,000	163,880	156,000
Arnold	—	—	—	—	99,000
Reinsborough	92,000	1,057,145	64,060	208,416	113,368
Total	540,000	6,878,285	417,460	798,384	972,368

1                 Reflects the closing market price at the time of the exercise or exchange, minus the exercise price, times the number of TOPs exercised or exchanged.

2                 Reflects the closing market price at the time of vesting, minus the exercise price, times the number of TOPs vested as defined in the TOPs plan. Most TOPs awards vesting in 2009 had an exercise price greater than the market price. See the table on page 75 for further details on exercise price for TOPs vested.

3                 Represents compensation earned in respect of 2009 and paid in 2010.

OUTSTANDING INCENTIVE PLAN AWARDS

						Vested and Unvested TOPs/ STARs at Dec. 31, 2009 [1,2]		Vested TOPs/STARs at Dec. 31, 2009 [2]
Name	Date Granted	Expiry Date	Exercise Price ($)		Granted [3] (#)	Number of Securities Underlying Unexercised TOPs/STARs (#)	Value of Unexercised TOPs/STARs [4] ($)	Number (#)	Value [4] ($)
Romanow	Dec. 12, 2000	Dec. 11, 2010	9.025		200,000	200,000	3,239,000	200,000	3,239,000
	Dec. 6, 2005	Dec. 5, 2010	27.285		124,000	124,000	—	124,000	—
	Dec. 4, 2006	Dec. 3, 2011	31.600		160,000	160,000	—	160,000	—
	Dec. 3, 2007	Dec. 2, 2012	28.390		180,000	180,000	—	120,600	—
	Dec. 8, 2008	Dec. 7, 2013	19.360		180,000	180,000	1,054,800	61,200	358,632
	Jan. 2, 2009	Jan. 1, 2014	21.450		295,000	295,000	1,112,150	—	—
	Dec. 7, 2009	Dec. 6, 2014	24.950		550,000	550,000	148,500	—	—
Total					1,689,000	1,689,000	5,554,450	665,800	3,597,632
Reinhart	Dec. 12, 2000	Dec. 11, 2010	9.025		80,000	80,000	1,295,600	80,000	1,295,600
	Dec. 6, 2005	Dec. 5, 2010	27.285		70,000	70,000	—	70,000	—
	Dec. 4, 2006	Dec. 3, 2011	31.600		80,000	80,000	—	80,000	—
	Dec. 3, 2007	Dec. 2, 2012	28.390		80,000	80,000	—	53,600	—
	Dec. 8, 2008	Dec. 7, 2013	19.360		80,000	80,000	468,800	27,200	159,392
	Jan. 2, 2009	Jan. 1, 2014	21.450		50,000	50,000	188,500	—	—
	Dec. 7, 2009	Dec. 6, 2014	24.950		150,000	150,000	40,500	—	—
Total					590,000	590,000	1,993,400	310,800	1,454,992
Nieuwenburg	Dec. 6, 2005	Dec. 5, 2010	27.285		80,000	80,000	—	80,000	—
	Dec. 4, 2006	Dec. 3, 2011	31.600		100,000	100,000	—	100,000	—
	Dec. 3, 2007	Dec. 2, 2012	28.390		100,000	100,000	—	67,000	—
	Dec. 8, 2008	Dec. 7, 2013	19.360		100,000	100,000	586,000	34,000	199,240
	May 1, 2009	April 30, 2014	22.720		50,000	50,000	125,000	—	—
	Dec. 7, 2009	Dec. 6, 2014	24.950		170,000	170,000	45,900	—	—
Total					600,000	600,000	756,900	281,000	199,240
Arnold	Feb. 23, 2009	Feb. 22, 2014	15.720		70,000	70,000	665,000	—	—
	Dec. 7, 2009	Dec. 6, 2014	24.950		100,000	100,000	27,000	—	—
Total					170,000	170,000	692,000	—	—
Reinsborough [5]	Dec. 6, 2005	Dec. 5, 2010	US	23.605	50,000	50,000	18,798	50,000	18,798
	Dec. 4, 2006	Dec. 3, 2011	US	27.500	52,000	52,000	—	52,000	—
	Dec. 3, 2007	Dec. 2, 2012	US	28.400	70,000	70,000	—	46,900	—
	Dec. 8, 2008	Dec. 7, 2013	US	15.200	70,000	70,000	706,920	23,800	240,356
	Dec. 7, 2009	Dec. 6, 2014	US	23.700	100,000	100,000	26,606	—	—
Total					342,000	342,000	752,324	172,700	259,154

1                 Excludes grants that have been fully exercised.

2                 The number and value of unvested TOPs/STARs can be determined by subtracting the vested TOPs/STARs from the vested and unvested TOPs/STARs. The value of unvested TOPs/STARs can be confirmed on page 82 in the Change of Control Table.

3                 Nexen common shares are issued on exercise of TOPs on a one-for-one basis.

4                 The difference between the closing market price of Nexen common shares on the TSX on December 31, 2009 of $25.22 per share (US $23.93 on the NYSE) and the exercise price of TOPs/STARs, times the number of TOPs/STARs. Where the exercise price exceeds the market value per share, the value shown is zero.

5                 Mr. Reinsborough was granted STARs in 2009 and TOPs prior to 2009.

Equity Ownership and Changes in 2009

The Compensation Committee approved revised share ownership guidelines in December 2009. Share ownership under the new guidelines no longer includes the net value of exercisable TOPs. Mr. Romanow’s requirement to hold three times his annual salary has been increased to four times his annual salary under the new guidelines. Mr. Reinhart and Mr. Nieuwenburg were required to hold two and a half times their annual salary, and the remaining named executives are required to hold two times their annual salary. Remaining vice presidents and other senior leaders are now required to hold one times their annual salary.

				Equity at Risk
Name	Shares at December 31, 2008	Shares at December 31, 2009	Net Change of Shares	Value [1] ($)	Multiple of Salary [2]
Romanow	186,635	205,899	19,264	5,192,773	5
Reinhart [3]	46,040	65,855	19,815	1,660,863	4
Nieuwenburg	77,016	99,750	22,734	2,515,695	5
Arnold	—	5,319	—	134,145	—	[4]
Reinsborough	7,573	17,793	10,220	492,549	1	[5]
Total	317,264	394,616	72,033	9,996,025

1                 Equity at risk is the market value of common shares using the closing market price of Nexen shares on the TSX on December 31, 2009 of $25.22 per share (US $23.93 on the NYSE).

2                 Reflects the equity at risk, divided by the named executive’s 2009 salary amount shown on page 71.

3                 Includes 1,581 shares held by spouse.

4                 Mr. Arnold became an officer on July 16, 2009 and has five years to meet the guideline.

5                 Mr. Reinsborough met the previous guideline and has three years to meet the revised guideline.

Trading in Company Securities

We have a trading policy designed to prevent insider trading and a program to remind directors, executives and employees that they may have confidential information about us from time to time.

The trading in securities and reporting policy is available at www.nexeninc.com. Under the policy, personnel may not take any derivative or speculative positions in Nexen securities. Our main objectives are to: i) prevent insider trading; ii) protect all personnel and Nexen from allegations of insider trading; and, iii) fulfill our obligations to stock exchanges, regulators and investors. In supporting these objectives we:

·                  impose a company-wide six-day blackout on trading in Nexen securities, from five full business days before the public release of quarterly or annual results to the close of trading on the day of the public release of information, unless the information is released after the close of markets, then to the close of trading on the next business day;

·                  provide reminders of the regular blackouts at least 30 days before and the day they commence, giving the exact blackout dates;

·                  manage limited blackouts near quarterly and annual releases and during times when it is uncertain whether an emerging issue may become material;

·                  require all personnel to call our trading line to confirm that they do not have inside information before transacting in Nexen securities. In practice, directors and executive officers get verbal confirmation that it is an appropriate time for them to trade before initiating a transaction; and

·                  provide education sessions on our policy and procedures.

Pre-Arranged Trading Programs

Nexen recognizes the limited opportunity our executives have to exercise TOPs due to blackouts and advisories on trading. Sometimes, vested TOPs approach expiry and yet our executives are subject to a trading restriction. To avoid losing this value, executives may participate in a pre-arranged trading program. Participating executives provide irrevocable instructions to automatically exchange their vested TOPs for cash on a day prior to the TOPs expiry date that does not fall within one of our four regularly scheduled blackouts. The executives may enter into a pre-arranged trading program only when no trading restrictions are in effect. They may also choose to exercise their vested TOPs, whether or not subject to a pre-arranged trading program, any time prior to expiry when there are no trading restrictions on them.

Name	Date Granted	Expiry Date	Exercise Date	Exercise Price ($)	Granted (#)	Remaining TOPs to be Exercised (#)
Romanow	Dec. 12, 2000	Dec. 11, 2010	Dec. 10, 2010	9.025	200,000	200,000
	Dec. 6, 2005	Dec. 5, 2010	Dec. 3, 2010	27.285	124,000	124,000
	Dec. 4, 2006	Dec. 3, 2011	Dec. 2, 2011	31.600	160,000	160,000
Total					484,000	484,000
Reinhart	Dec. 12, 2000	Dec. 11, 2010	Dec. 10, 2010	9.025	80,000	80,000
	Dec. 6, 2005	Dec. 5, 2010	Dec. 3, 2010	27.285	70,000	70,000
	Dec. 4, 2006	Dec. 3, 2011	Dec. 2, 2011	31.600	80,000	80,000
Total					230,000	230,000
Nieuwenburg	Dec. 6, 2005	Dec. 5, 2010	Dec. 3, 2010	27.285	80,000	80,000
	Dec. 4, 2006	Dec. 3, 2011	Dec. 2, 2011	31.600	100,000	100,000
Total					180,000	180,000

Pension Plan Benefits

All named executives, except Mr. Reinsborough, are members of Nexen’s registered defined benefit pension plan and executive benefit plan and accrue a pension benefit at a 2% accrual rate. With this option, they must contribute 5% of pensionable earnings up to the maximum allowed under the Canadian Income Tax Act. See page 61 for details.

PENSION VALUE EARNED AND BENEFIT OBLIGATION CHANGES IN 2009

Our reported values use actuarial assumptions and methods that are the same as those used to calculate pension obligations and the related annual expense disclosed in our consolidated financial statements. As the assumptions reflect our best estimate of future events, our reported values may not be directly comparable to similar pension liability values disclosed by other companies.

The board must approve additional past service credits or accelerated service credits. No accelerated service credits were authorized in 2009. The notes to the following table show additional past service credits authorized by the board for the named executives who participate in the Canadian defined benefit pension plan and the executive benefit plan.

No benefit payments were made to named executives in the last fiscal year.

DEFINED BENEFIT PLAN TABLE

	Years of		Annual Benefits Payable		Accrued Obligation at	Compensatory	Non-Compensatory	Accrued Obligation at
Name	Credited Service		At Year End [1]	At Age 65 [2]	Jan. 1, 2009	Change [3]	Change [4]	Dec. 31, 2009
Romanow	22.50	[5,6]	473,994	706,110	4,347,000	3,949,300	1,422,700	9,719,000
Reinhart	15.33		139,435	277,931	1,266,000	381,300	316,700	1,964,000
Nieuwenburg	5.00	[7]	127,936	292,138	1,142,000	624,300	293,700	2,060,000
Arnold	0.92	[8]	7,374	126,696	—	87,300	26,700	114,000
Total			748,739	1,402,875	6,755,000	5,042,200	2,059,800	13,857,000

1	All information as of December 31, 2009. Represents the sum of the benefits accrued under the registered and supplemental pension plans.
2	Represents a value based on projected years of credited service at a 2% accrual rate to age 65 and actual pensionable earnings used to calculate the benefit amount in the previous column.
3

Includes the 2009 current service cost, less required member contributions to the plan, plus changes in compensation in excess of actuarial assumptions. Disclosure of the valuation method and significant assumptions used may be found in the pension and other post-retirement benefits note 13 in our 2009 consolidated financial statements.

4	Reflects the impact of interest on prior year’s obligations, changes in discount rates used to measure the obligations and the impact of assumption and employee demographic changes.
5

Ten years of additional past service credits were granted to Mr. Romanow by the board in 2001. This was a competitive practice to recognize that he was at a certain level in his career in 2001 when he was appointed to a new position.

6

Mr. Romanow joined the defined benefit pension plan after 7.25 years in the defined contribution pension plan. A pension benefit, which is reflective of base salary, will be based on his 22.50 years of defined benefit pension plan service. A pension benefit, which is reflective of pensionable bonus, will also be based on 29.75 years of service, which includes 7.25 years of defined contribution service.

7

Mr. Nieuwenburg joined the defined benefit pension plan after 23.58 years in the defined contribution pension plan. A pension benefit, which is reflective of base salary, will be based on his 5 years of defined benefit pension plan service. A pension benefit, which is reflective of pensionable bonus, will also be based on 28.58 years of service, which includes the 23.58 years of defined contribution service.

8	Mr. Arnold joined the defined benefit pension plan on February 1, 2009.

The information in the following table is a supplement to the previous table. The final average earnings reported for each named executive are used in the respective calculations and are based on the:

·	average base salary for the 36 highest-paid consecutive months during the ten years up to December 31, 2009; plus
·	annual cash incentive payments at the lesser of the target bonus or actual bonus paid, averaged over the final three years of participation up to December 31, 2009.

	Years of Credited Service				Accrued Annual Pension Benefit [1]		Estimated Annual Pension Benefit at Age 60 [2]
Name	Up to Dec. 31, 2004	From Jan. 1, 2005	Total	Final Average Earnings	Under the Defined Benefit Pension Plan	Under the Executive Benefit Plan	Under the Defined Benefit Pension Plan	Under the Executive Benefit Plan
Romanow	17.50	5.00	22.50	1,095,833	30,556	443,438	45,316	551,990
Reinhart	10.33	5.00	15.33	514,478	37,481	101,954	59,867	167,395
Nieuwenburg	—	5.00	5.00	590,756	12,222	115,714	35,130	198,711
Arnold	—	0.92	0.92	410,000	2,241	5,133	26,815	59,660

1	All information is as of December 31, 2009.
2

Represents a value based on projected years of credited service at a 2% accrual rate at age 60 and actual pensionable earnings used to calculate the accrued annual pension benefit values in the previous column. Age 60 is the earliest age an individual can receive unreduced retirement benefits.

DEFINED CONTRIBUTION PLAN TABLE

The following table represents the value of accumulated pension assets within the registered defined contribution pension plan. Under the terms of this plan, all benefits have been funded. The individuals were entitled to benefits under this registered plan prior to being appointed to executive positions at Nexen. The individuals have no entitlements under any supplemental defined contribution pension plan arrangement and there are no above-market or preferential earnings provisions.

The two individuals are active participants of the defined benefit pension plan and have not contributed to or received any company-provided benefits under the terms of this plan for more than five years as indicated in the notes below.

	Accumulated Value			Accumulated Value
Name	at Jan. 1, 2009	Compensatory	Non-Compensatory	at Dec. 31, 2009
Romanow [1]	331,641	—	85,365	417,006
Nieuwenburg [2]	410,801	—	105,741	516,542

1      Mr. Romanow joined the defined benefit pension plan in 1997 after 7.25 years in the defined contribution pension plan.

2      Mr. Nieuwenburg joined the defined benefit pension plan in 2005 after 23.58 years in the defined contribution pension plan.

DEFINED CONTRIBUTION PLAN TABLE (US)

The following table represents the value of the accumulated pension assets, along with employer contributions, within the respective qualified and non-qualified plans. Under these plans, there are no market or preferential earnings provisions.

	Accumulated Value			Accumulated Value
Name	at Jan. 1, 2009 [1]	Compensatory [2]	Non-Compensatory [2]	at Dec. 31, 2009 [3]
Reinsborough	876,863	87,636	206,138	1,170,637

1      The exchange rate used to convert US to Canadian dollars at the beginning of the year is the December 31, 2008 rate of 1.2246.

2      The exchange rate used to convert US to Canadian dollars during the year is the 2009 average rate for the year of 1.1568.

3      The exchange rate used to convert US to Canadian dollars at the end of the year is the December 31, 2009 rate of 1.0466.

All Other Compensation

The total value of perquisites provided to any executive was less than $50,000 and less than 10% of the named executive’s annual salary in 2009. Certain perquisites shown below are at the maximum reimbursable amount available to named executives. This maximum is often higher than what the named executive actually claimed in the year. These perquisites are not available to the broader employee population.

	Perquisites			Other Compensation
Name	Car Allowance	Other Perquisites [1]	Total	Life Insurance Premiums [2]	Savings Plan Contributions		Other Compensation		Total	Total All Other Compensation
Romanow	31,200	10,500	41,700	1,038	66,000		71,240	[3]	138,278	179,978
Reinhart	19,200	7,100	26,300	498	26,400		71,240	[3]	98,138	124,438
Nieuwenburg	19,200	7,100	26,300	1,812	28,440		—		30,252	56,552
Arnold	17,600	7,100	24,700	1,062	12,985		200,000	[4]	214,047	238,747
Reinsborough	22,211	10,729	32,940	2,526	—	[5]	—		2,526	35,466

1

Represents a maximum reimbursement amount for financial counseling, luncheon club membership, medical exam and security monitoring. For Mr. Reinsborough, represents actual reimbursement for similar perquisites. For the CEO position only, this also includes a maximum reimbursement amount for a golf club membership.

2	The life insurance premiums provided to the named executives is made available to all employees.
3	Includes fees of $34,000, deferred trust units of Canexus valued at $25,950 and distributions on trust units of $11,290.
4	Mr. Arnold received a $200,000 special bonus upon hire in February 2009.
5	Benefits previously classified as savings plan are now classified as pension.

Termination and Change of Control Benefits

Nexen does not enter into employment service contracts. Depending on the conditions of termination, we treat executives and employees as follows:

Event	Action

Resignation	· All salary and benefit programs cease · Annual incentive bonus is not paid · TOPs/STARs must be exercised within 90 days · Pension paid as a commuted value or deferred benefit

Retirement

· Salary and benefit coverages cease except for a $5,000 life insurance policy

· Monthly benefit to cover the cost of provincial health care premium continues in certain jurisdictions

· Annual incentive bonus paid on a pro-rata basis

· TOPs/STARs must be exercised within 18 months

· Pension paid as a monthly benefit

Death

· All salary and benefit programs cease except for a one-year benefit coverage for surviving dependants and payout of any applicable insurance benefits

· Annual incentive bonus paid on a pro-rata basis

· TOPs/STARs must be exercised within 18 months

· Pension benefits distributed to surviving spouse or to a designated beneficiary in the event of no spouse

Termination without cause

· All salary and benefit programs cease

· TOPs/STARs must be exercised within 90 days

· Pension paid as a commuted value or deferred benefit

· Severance provided on an individual basis reflecting service, age and salary level

Termination for cause	· All salary and benefit programs cease · Annual incentive bonus is not paid · TOPs/STARs must be exercised on termination · Pension paid as a commuted value or deferred benefit

PAYMENTS ON RESIGNATION

There are no additional payments for named executives upon resignation. The following table discloses values that would have been provided in the normal course had they resigned effective December 31, 2009: i) the lump sum value of pension benefits accrued under the defined benefit pension plan and executive benefit plan; and, ii) the value of vested TOPs. If they are over the age of 55 and have at least 10 years of Nexen service, they are deemed to have retired and a lump sum pension benefit option is not available.

Name	Termination Scenario	Pension	Value of Vested TOPs [1,2]	Total
Romanow	Resignation	6,268,000	3,597,632	9,865,632
Reinhart	Resignation	1,610,000	1,454,992	3,064,992
Nieuwenburg	Resignation	1,410,000	199,240	1,609,240
Arnold	Resignation	80,000	—	80,000
Reinsborough [3]	Resignation	—	259,154	259,154

1	Does not include unvested TOPs/STARs which will vest according to the TOPs/STARs plan over 90 days for resignation.
2	The difference between the closing market price of a Nexen common share on the TSX at year end of $25.22 (US $23.93 on the NYSE) and the exercise price of TOPs, times the number of vested TOPs.
3	Mr. Reinsborough does not participate in the defined benefit pension plan as he is employed in the US.

The nature of our time-vested TOPs/STARs ensures that retiring executives maintain a significant equity interest for at least 12 months (last vesting period) after departure.

CHANGE OF CONTROL AGREEMENTS

Nexen has entered into change of control agreements with each of the named executives and other key executives. We recognize that these executives are critical to Nexen’s ongoing business. Therefore, it is vital we work to retain the executives, protect them from employment interruption caused by a change of control and treat them in a fair and equitable manner. Consistent with industry standards for executives in similar circumstances, there are no restrictions on future employment or non-compete clauses in the agreements. Each year, the Compensation Committee reviews the estimated payments upon a change of control, including the termination value of pension benefits due under the defined benefit pension plan and executive benefit plan.

Mr. Romanow’s change of control agreement was amended in January 2009 when he was appointed President and CEO. In the event of a change of control and subsequent termination of employment, Mr. Romanow would be deemed to retire and his pension would commence upon the later of the completion of the severance period outlined in the following table and the attainment of age 55, without any applicable early retirement reduction.

Under these agreements, a change of control includes any acquisition of common shares or other securities that carries the right to cast more than 35% of the common share votes. Generally, it is any event that results in a person or group exercising effective control of Nexen.

If the named executives terminate following a change of control, they are entitled to salary, target bonus and other compensatory benefits for the severance period specified below.

	Severance Period in Months on Change of Control
Name	If Terminated	Upon Resignation [1]
Romanow	36	30
Reinhart	24	—
Nieuwenburg	24	—
Arnold	24	—
Reinsborough	24	—

1	Within 12 months after change of control and only if the CEO has remained an employee.

The next table outlines the estimated incremental payments named executives would be entitled to had a change of control and a subsequent termination of employment occurred on December 31, 2009. Under the agreement, bonuses would be paid at target for the full severance period. A benefits uplift, equal to 13% of base salary, would be provided in lieu of medical, dental and life insurance coverage. In addition, the agreement provides a payment for other employee benefits and perquisites, including car allowance and savings plan contributions during the severance period, and an allowance for financial counselling, security monitoring and career transition services.

Named executives would also be entitled to an incremental pension benefit relating to their salary, service and annual incentive targets over the severance period. The pension value reported below discloses the resulting lump sum payout determined according to the named executive’s change of control agreement. These additional pension benefits do not include any termination benefits that would be payable under the registered defined benefit pension plan and executive benefit plan if a termination or retirement occurred that was not triggered by a change of control.

Estimated Incremental Payment on Change of Control (1)

Name	Severance Period (# of months)	Base Salary	Bonus Target Value	Benefits Uplift	Other Employee Benefits	Additional Lump Sum Value of Pension [2]	Accelerated TOPs/STARs Value [3]	Total Incremental Obligation
Romanow	36	3,300,000	2,475,000	429,000	329,500	16,188,000	1,956,818	24,678,318
Reinhart	24	880,000	440,000	114,400	129,100	2,037,000	538,408	4,138,908
Nieuwenburg	24	1,000,000	600,000	130,000	136,300	2,721,000	557,660	5,144,960
Arnold	24	840,000	378,000	109,200	126,700	535,000	692,000	2,680,900
Reinsborough	24	832,905	374,807	108,278	77,159	175,271	493,179	2,061,599
Total		6,852,905	4,267,807	890,878	798,759	21,656,271	4,238,065	38,704,685

1	Assumes a triggering event occurred at December 31, 2009.
2

Does not include regular termination pension values which are reported in Payments on Resignation on page 81. Benefits payable under the registered defined benefit pension plan are funded from the pension trust and payable in the form of a monthly pension benefit if the named executive is 55 or older. For Mr. Reinsborough, the value does not include benefits presently residing in the qualified and non-qualified retirement plans.

3

Value of TOPs/STARs that automatically vest on a change of control, based on the number of TOPs/STARs with accelerated vesting, times the closing market price of Nexen common shares on the TSX on December 31, 2009 of $25.22 (US $23.93 on the NYSE), less the exercise price. The incremental value is not in addition to the value identified in the vesting provision section of the termination chart on page 81.

The contents and sending of this circular have been approved by the board.

(signed) “Eric B. Miller”
Vice President, General Counsel and Secretary

SPECIAL REPORT AND SCHEDULES

March 1, 2010

Key Sections

Special Report on Corporate Governance and Shareholder Engagement	84

Schedule A:

Form 58-101F1—Corporate Governance Disclosure	85

NYSE Corporate Governance Rules Compliance	87

Schedule B: Corporate Governance Policy	89

Schedule C: Categorical Standards for Director Independence	93

Schedule D: Board Mandate	95

Schedule E: Summary of TOPs Plan	98

Special Report on Corporate Governance and Shareholder Engagement

Nexen has long been a recognized leader in corporate governance based on our belief that sound governance enhances the decision-making processes of the board and management and builds shareholder confidence. Some of our governance practices include, but are certainly not limited to, the separation of Chair and CEO roles, a majority vote standard, fully-independent audit, compensation and governance committees, independent consultants to board committees, practical processes for shareholder engagement, clear and easy-to-understand compensation strategies and, in general, an emphasis on transparent and understandable disclosure practices.

CONTINUOUS SHAREHOLDER ENGAGEMENT

Regular and constructive engagement is important in maintaining a solid relationship with our investors. This is why we have for many years, in addition to the traditional investor relations presentations, undertaken a “Corporate Governance Roadshow”. It is an opportunity to meet with shareholders, regulators and other stakeholders to discuss governance matters, including executive compensation oversight.

We also make other forms of communication available. Shareholders may write or email the board, or may contact the chair of the Audit and Conduct Review Committee if they have concerns about our financial statements, accounting practices or internal controls. The annual general meeting is another avenue for dialogue. And, perhaps, as a last resort, issues can be raised through shareholder proposals, according to the Canada Business Corporations Act.

For the past two years, we have not had any shareholder proposals at our annual general meeting. We believe this is a testament to our sound engagement processes in which issues are dealt with through continuous dialogue.

SHAREHOLDER COMMUNICATION FOUNDATION:

CLEAR, TRANSPARENT DISCLOSURE

While dialogue with shareholders is constructive and provides all parties with valuable insights, the most efficient and fair means of communicating with all shareholders is through sound disclosure practices. They are the best opportunity for Nexen to explain our governance processes and considerations, including compensation strategies. We believe our disclosure practices meet or exceed all applicable standards.

THE EVOLVING “SAY-ON-PAY” ADVISORY VOTE

In considering whether to adopt a Say-on-Pay advisory vote for 2010, Nexen’s board reviewed the historical development of various voluntary and legislative proposals, both internationally and in Canada, within the context of the board’s role and responsibilities, Nexen’s governance and disclosure practices and the role of majority voting. We also met with shareholder representatives, provided input on certain initiatives and participated in industry forums.

To date, the various Say-on-Pay proposals are still quite diverse in terms of origin, process and desired outcome. In addition, the term over which pay practices are being reviewed vary from an annual, biannual, to even a triennial basis. Of particular note in Canada, the Canadian Coalition for Good Governance in its Model Shareholder Engagement and Say-on-Pay Policy for Boards and Directors refers to the approval of the...approach to executive compensation...on an annual basis.

WAIT FOR A MORE EFFECTIVE MODEL

We believe that new initiatives, such as engagement and Say-on-Pay policies, that may blur the lines of responsibilities among boards, management and shareholders, need to be considered carefully in the context of directors’ fiduciary duties and legislated responsibilities. At this stage, we do not believe that the Say-on-Pay concept and supporting policies are sufficiently defined and anticipate that this matter will continue to mature and a better working model will arise. We will continue to be engaged in this issue and will continue to inform our shareholders as we advance our views.

We remain committed to governance best practices, including executive compensation disclosure and compensation strategies, striking the appropriate balance between risk, reward and retaining the best available talent to support long-term value creation for our shareholders.

100% Compliance

Nexen’s governance practices comply with the governance rules of the Canadian Securities Administrators and those of the SEC and NYSE. The first table sets out our compliance with National Instrument 58-101— Disclosure of Corporate Governance Practices and the second sets out our compliance with the governance rules of the NYSE.

SCHEDULE A

FORM 58-101F1:

CORPORATE GOVERNANCE DISCLOSURE

Board of Directors

Independent directors

See page 23 for the 11 board members who are independent under our categorical standards.

Directors who are not independent

Mr. Romanow is not independent as he is our President and CEO. Our categorical standards, attached as Schedule C, require analysis of the nature and significance of relationships between the directors and Nexen to determine independence. See page 23 for this analysis.

Majority of independent directors

Eleven of the 12 nominees (92%) proposed by management for election to the board are independent under our categorical standards. To assist the board with its determination, all directors annually complete a detailed questionnaire about their business and charitable relationships and shareholdings. Nexen reviews all information provided and applies the tests set out in the categorical standards to make initial determinations of independence. The findings are presented to outside legal counsel for confirmation. Finally, management’s recommendations and outside legal counsel’s views are presented to the board to pass a resolution on director independence.

Other directorships

See page 18 for directorships Nexen board members hold with other public entities.

Meetings without management or non-independent directors

The non-executive directors of the board and the board committees meet without management at every regularly scheduled meeting and whenever they see fit. Board committees meet with external consultants and internal personnel, without management, when they see fit. See page 25 for the number of sessions without management held in 2009 and from January 1 to March 1, 2010.

Following sessions without management, the chair advises the Secretary of any issues to be brought forward or included in the minutes.

Board chair independence

Mr. Saville, the Board Chair, is independent under our categorical standards. The Board Chair provides independent, effective leadership to the board in the governance of Nexen. He also sets the tone for the board and its members to foster ethical and responsible decision-making, appropriate oversight of management and top-tier corporate governance practices. The Board Chair position description addresses governance; sustainable business practices; leadership; board and shareholder meetings; board and management relationships; and director recruitment, retention, evaluation, orientation and education.

Director attendance

Overall director attendance rate in 2009 is 98.5%. See page 24 for director attendance for all board meetings in 2009 and from January 1 to March 1, 2010.

Board Mandate

The board mandate is included in Schedule D.

Position descriptions

Board and committee chair position descriptions The position descriptions for the Board Chair and each individual committee chair address board and committee governance; sustainable business practices; leadership; ethics; board, committee and shareholder meetings; board, committee and management relationships; committee reporting; director recruitment and retention; evaluations; orientation and education; and, advisors and resources.

CEO position description

The CEO position description addresses leadership, community, sustainable business practices, ethics and integrity, governance, disclosure, strategic planning, business management, risk management, organizational effectiveness, succession and CEO performance.

Orientation and Continuing Education

Orientation

Under its mandate, the Governance Committee is responsible for developing and implementing the orientation for all board members. Nexen’s orientation program for new directors includes:

·                  information on the role of the board and each of its committees;

·                  company and industry information; and

·                  the contribution individual directors are expected to make.

New directors attend a one-day session of management presentations, including specific information on Nexen’s: operations; reserves; strategic plan; risk and risk management; governance; health, safety, environment and social responsibility; human resources; and, integrity and corporate values. All directors have a standing invitation to attend committee meetings, and new directors are requested to attend one full set of committee meetings to understand each committee’s oversight responsibilities and that of the board overall.

Continuing education

·                  Under its mandate, the Governance Committee is responsible for developing and implementing ongoing director education.

·                  Directors are surveyed annually, in conjunction with the performance evaluation, to determine areas that would assist in maximizing effectiveness. This information is the basis for developing annual continuing education.

·                  Presentations are made to the board at all regularly scheduled meetings to keep them informed of changes within Nexen and in regulatory and industry requirements and standards. The presentation subjects are determined in part from education requested or recommended by directors.

·                  Specific information on risks, commodity pricing, supply and demand and the current business and commercial environment is regularly provided.

·                  Site visits to various operating facilities are arranged for directors. In October 2009, Mr. Berry visited the Dallas office and received an exploration review.

·                  Nexen pays for director education and membership in the Institute of Corporate Directors (ICD). All directors are members of ICD.

·                  See page 31 for a list of continuing education that directors received in 2009.

Ethical Business Conduct

Ethics Policy

·                  Our board-adopted integrity guide is described on page 5 and is available at www.nexeninc.com or by request to the Governance Office as set out on page 5.

·                  Each year, officers and employees are required to acknowledge their compliance with our integrity guide and participate in online training.

·                  The board, through the Audit Committee, receives a report on the annual statement of compliance process, regular reports on compliance with the integrity guide and integrity programs, and information on any concerns reported.

·                  The board has never granted a waiver from the provisions of our integrity guide for a director or executive officer. Accordingly, no material change report has been required.

·                  At year end, 91% of our workforce had completed Nexen’s integrity workshop, and at January 31, 2010, 100% of employees and designated contractors had completed the 2009 annual statement of compliance.

·                  In 2009, 40 reports were made to the Integrity Resource Centre. Of the 40 reports, 31 were integrity-related allegations, all of which were investigated and 94% have been resolved as of January 31, 2010. Nine reports were deemed to be not integrity-related allegations and were transferred to the appropriate department for resolution. Eight integrity inquiries were made in 2009.

Material interests

The directors and officers are required to complete an annual statement of compliance under Nexen’s integrity guide, which also includes compliance with our conflict of interest policy. This ensures directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest. The board ensures that a director who has a material interest in a transaction or agreement doesn’t participate in discussions if competitive information is being presented or vote on that matter at board meetings. A report of executive officers’ material interests is presented to the board.

Culture of ethical business conduct

·                  The board mandate, applicable to all directors, addresses sustainable business practices, ethics and integrity.

·                  The board promotes a culture of ethical business conduct through its support of the integrity program. The program is a core ingredient in our sustainability model. It provides employees with resources to integrate ethical business conduct into everyday decisions. All board members have participated in an integrity workshop, which is mandatory training for all Nexen employees.

·                  The Audit Committee mandate also speaks to ethics, the code of ethics and its compliance programs. The Committee receives a compliance report at each regularly scheduled meeting.

·                  Our integrity helpline is an important part of the program. It is a secure reporting system for employees, customers, suppliers, partners and other external stakeholders to raise concerns on a confidential basis. All concerns raised via the helpline are reported to the Audit Committee.

Nomination of Directors

Identification of new candidates for board nomination

See the Governance Committee report on page 42 for this information.

Independent nominating committee

All eight members of the Governance Committee are independent under our categorical standards.

Nominating committee mandate

The Governance Committee mandate addresses governance leadership; code of ethics; governance documents and disclosure; board and committee evaluations; director nominations and resignations; share ownership policies; director orientation and education; risk management; meetings and reporting requirements; and, advisors and resources. See page 42 for the Committee report.

Compensation Committee

Director and officer compensation

The Compensation Committee is tasked with recommending compensation for Nexen’s directors and officers. CEO compensation is reviewed by the Committee and recommended to the independent directors for approval.

Independence

All seven Compensation Committee members are independent under our categorical standards.

Mandate

The Compensation Committee mandate addresses compensation and human resources leadership; CEO goals, objectives and performance; director, Board Chair, CEO and overall compensation programs and risk management; succession and development; meetings and reporting requirements; committee governance; and advisors and resources. See page 39 for the Committee report.

Outside consultant

See page 41 for disclosure about the Compensation Committee’s outside compensation consultant.

Other Board Committees

There are three additional standing board committees whose mandates address, in addition to the specific areas given below, committee meetings, reporting, governance, advisors and resources.

·                  The Finance Committee mandate speaks to the financial leadership, management and risk management, and transactions. Its report is on page 45.

·                  The HSE & SR Committee mandate covers health, safety, environment and corporate social responsibility, leadership, performance, compliance and risk management. Its report is on page 46.

·                  The Reserves Committee mandate addresses reserves leadership and reserves evaluation and related disclosures. Its report is on page 48.

Board Assessments

The Governance Committee leads an annual evaluation of the performance of the board, all board committees, the Board Chair, Committee Chairs and individual directors. The evaluation carried out in 2009 showed that all individuals and groups were effectively fulfilling their responsibilities.

·                  Four separate tools covering self, peer and 360° reviews are used to evaluate six performance components: overall board, individual committees, board chair, individual committee chairs, self and peer.

·                  Each director completes a detailed online questionnaire that explores his or her views on the above performance components and solicits feedback on the major areas of risk management, executive compensation, corporate governance, director recruitment, strategic planning, CEO performance and compensation, and diversity.

·                  Each member of management completes a detailed online questionnaire that explores his or her views on the first four performance components noted above and solicits feedback on each of their relationships with the board and committees to which they report.

·                  Confidential responses are tabulated and analyzed by our independent third-party consultant, Dr. Richard Leblanc. He provides a summary to the Governance Committee Chair and the Board Chair, together with a tabulation of the quantitative scores and all qualitative commentary, without individual directors or members of management being identified.

·                  The Board Chair invites each member of management to have a formal confidential interview to discuss, as appropriate, matters highlighted by Dr. Leblanc. Together with the confidential management questionnaire, these interviews provide a comprehensive 360° review of the board, its committees and chairs.

·                  Following the interviews with management the Board Chair updates the Governance Committee Chair on any additional items that he may wish to explore in his interviews with the directors.

·                  The Governance Committee Chair invites each director to have a formal confidential interview to discuss, as appropriate, matters highlighted by Dr. Leblanc or resulting from the management questionnaires and interviews. The Board Chair invites the Governance Committee Chair to have a similar confidential interview.

·                  Directors may request an interview with the Governance Committee Chair at any time.

·                  A full report on the evaluation is presented by the Board Chair and the Governance Committee Chair to the Governance Committee and the board at the February meetings.

·                  The Governance Committee and the board consider whether any changes to the composition of the board, its committees, chairs or board processes are appropriate in light of the results of the evaluation.

Management is advised of any processes which need improvement and any other recommendations from the Governance Committee and the board. Areas in which education has been requested or recommended are also provided to management, who prepares an annual program.

SCHEDULE A

NYSE CORPORATE GOVERNANCE RULES COMPLIANCE

Independent Directors

Eleven of the 12 nominees (92%) proposed by management for election to the board are independent.

Independence Tests

On February 17, 2010, the board affirmatively determined the independence of 11 of its 12 members under our categorical standards. The categorical standards meet or exceed all requirements of the NYSE rules, including that the independent directors have no material relationships with Nexen.

Executive Sessions

Pursuant to the board mandate, non-management directors meet in executive sessions, without management, at every regularly scheduled board meeting (five times a year) and any other time they decide is necessary.

Nominating and Corporate Governance Committee

Independence

All eight Governance Committee directors are independent.

Mandate

·                  The Governance Committee’s mandate addresses each of the NYSE requirements.

·                  The Committee participates in the annual board performance evaluation.

·                  See page 42 for the Committee report, which is also included in our Form 10-K.

Compensation Committee

Independence

All seven Compensation Committee directors are independent.

Mandate

The Compensation Committee’s mandate addresses each of the NYSE requirements.

·                  The independent directors of the board, on the recommendation of the Committee, determine the CEO’s compensation level based on an evaluation of performance in light of compensation market conditions and approved corporate goals and objectives.

·                  See page 39 for the Committee report, which is also included in our Form 10-K.

Performance evaluation

The Committee participates in the annual board performance evaluation.

Audit Committee

Requirements of Rule 10A3 under the Exchange Act

Our categorical standards are consistent with the requirements of Rule 10A3 of the Exchange Act, and all members of the Audit Committee are independent under that standard.

Audit Committee Additional Requirements

Members and financial expertise

·                  All six members of the Audit Committee are financially literate pursuant to the definition adopted by the board on February 14, 2008: “having, through education, experience, supervision or oversight: an understanding of generally accepted accounting principles and financial statements and the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves. Such understanding to have been acquired by:

(i)    education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions, in respect of one or more entities of similar complexity to Nexen;

(ii)   experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions, in respect of one or more entities of similar complexity to Nexen;

(iii)  experience overseeing or assessing performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or,

(iv)  other relevant experience

·                  Three members have been designated by the board as audit committee financial experts under final rules issued by the SEC pursuant to the requirements of Sarbanes-Oxley.

Independence under SEC regulations and NYSE Section 303A.02

Our categorical standards are consistent with the requirements of Regulation S-K under the Securities Act of 1933 and section 303A.02 of the NYSE Corporate Governance Standards, and all members of the Audit Committee are independent under that standard.

Report

See page 36 for the Audit Committee report, which is also included in our 10-K.

Performance evaluation

The Committee participates in the annual board performance evaluation.

Mandate

·                  The Audit Committee’s mandate addresses each of the SEC and NYSE requirements.

·                  The Committee holds separate closed sessions (without management) with each of the internal auditor and IRCA at every regularly scheduled meeting.

Internal audit function

Nexen has an internal audit function. The internal auditor reports to and has a closed session (without management) with the Committee at each of its regularly scheduled meetings.

Shareholder Approval of Equity Compensation Plans

·                  Shareholders approved Nexen’s stock option plan and revisions to it, including changing it to a TOPs plan.

·                  Nexen has two DSU programs for non-executive directors. For these, we follow the TSX rules which, unlike the NYSE rules, exempt plans from shareholder approval where the common shares issued under the plan are purchased on the open market rather than being newly-issued shares.

Corporate Governance Guidelines

Our corporate governance policy is attached as Schedule B.

Code of Business Conduct and Ethics

Our ethics policy is described on page 5 and is available at www.nexeninc.com.

Foreign Private Issuer Disclosure

Nexen is a foreign private issuer in the US. However, except as noted under “Shareholder Approval of Equity Compensation Plans” above, our corporate governance practices do not differ in any significant way from those followed by domestic US companies under NYSE listing standards.

Certification of Requirements

CEO certification

On March 1, 2010, the CEO certified to the NYSE that he was not aware of any violation by Nexen of NYSE corporate governance listing standards as disclosed in our Form 10-K filed with the SEC.

No notifications of non-compliance

Our CEO has not had to provide any notifications of non-compliance to the NYSE, since no executive officer is aware of any non-compliance with any applicable provisions of section 303A of the NYSE listing standards.

Written affirmations

Nexen provided a foreign private issuer annual written affirmation to the NYSE on March 1, 2010.

Public Reprimand Letter

No reprimand letter has been issued to Nexen by the NYSE.

Website Disclosures

All committee mandates, including those for the Audit, Compensation and Governance committees, our code of ethics and our corporate governance policy and categorical standards are all available at www.nexeninc.com.

SCHEDULE B

CORPORATE GOVERNANCE POLICY

Policy Number

A103

Approval Date

December 7, 2009

Policy Owner

Chief Legal Officer

Policy Approver

Board of Directors

Policy Statement

Nexen is committed to transparency and responsible corporate governance practices. Key elements of good corporate governance principles include honesty, integrity, accountability, mutual respect, and commitment to the organization. The Corporate Governance Policy establishes guidelines for the way in which corporate governance is carried out within Nexen. We believe that these practices benefit all of our stakeholders and must be maintained as an essential part of our operations.

Definitions

360° Review: method of evaluating performance by gathering feedback from peers, supervisors, subordinates and one’s self.

Categorical Standards for Director Independence (categorical standards): sets out the requirements for determining independence of directors and members of the Audit Committee, and to consider the best practices for the level of independence of the Compensation Committee and the Governance Committee.

Chief Legal Officer: a corporate officer holding the most senior legal position concerning legal affairs in the company and associated with an executive officer position.

Contractors: refers to companies, consultant and/or individuals engaged by Nexen to provide services under consulting or other contractual arrangements.

Deferred Share Units: a unit credited by the company to a director by way of a bookkeeping entry and administered pursuant to the terms of the Deferred Share Unit Plans.

Employee: refers to a regular, temporary or contract employee of the company.

Financial Literacy: as defined by the board as an individual having, through education, experience, supervision or oversight: an understanding of generally accepted accounting principles and financial statements and the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves. A complete definition can be found in the proxy circular.

Financial Expert: superior financial knowledge in line with the requirements of the Sarbanes-Oxley Act (2002).

How We Work: Our Integrity Guide (our Integrity Guide): constitutes our code of ethics and provides a framework for employees to demonstrate a commitment to ethical business practices by conducting themselves with integrity, by acting honestly and ethically and complying with relevant laws, rules and regulations and behaving in a manner which is consistent with Nexen’s core values.

Mandate: sets out the duties and responsibilities of the board, its members and committees.

Nexen (or the company): refers to Nexen Inc. and its majority-owned subsidiaries.

Nexen’s Articles: refers to the articles of incorporation that Nexen filed with the federal government in order to conduct business, and any amendments to them.

Position Description: sets out duties and responsibilities for the CEO, CFO, Secretary and board and committee chairs.

Skills Matrix: a collaboration of various skills and expertise that come together to form a defined skill set.

Objective

This policy is designed to provide control over business affairs with sufficient accountability or monitoring by the board of directors. A company-wide commitment to good governance practices allows Nexen to operate in a fair, efficient and transparent manner and provide best-in-class practices relevant to an organization of Nexen’s size and complexity. National Policy 58-201—Corporate Governance Guidelines provides corporations with guidance on corporate governance practices. Nexen is required to annually disclose whether it follows the guidelines and, where we do not, provide explanations for divergent practices.

Nexen will review this policy annually to ensure that it includes the most current governance standards and best-in-class practices relevant to an organization of its size and complexity.

Persons Affected

This Corporate Governance Policy applies to all directors, officers, employees and contractors of Nexen.

Policy

THE BOARD

Independence from Management

The board meets without management at every regularly scheduled meeting and, as the board deems necessary, at non-regularly scheduled meetings.

Size of Board and Selection Process

As required by Nexen’s articles, the board consists of between 3 and 15 directors at all times. Directors are elected by the shareholders each year at the annual general meeting of shareholders (AGM). The board may from time to time appoint additional directors between AGMs, who will serve until the next AGM.

All candidates for election or appointment to the board will initially be reviewed and recommended by the Governance Committee. The Committee maintains an evergreen list of potential board directors. The list is comprised of people who the Committee feels would be appropriate to be asked to join the board if or when they are available to do so and who complement the current skills matrix and fit within the independence requirements of the board and its committees. From time to time, the Committee engages a search firm to identify new candidates for recommendation to the board.

DIRECTORS

Independence

The board annually reviews and confirms or updates the categorical standards. The categorical standards set out the requirements for determining independence of directors and members of the Audit Committee, and to consider the best practices for the level of independence of the Compensation Committee and the Governance Committee. The categorical standards will be publicly disclosed.

The board annually, and when circumstances require, reviews and makes a determination on the independence of each director in light of the categorical standards and applicable law. The independence determinations will be disclosed publicly.

Nexen will maintain an independent board at all times, with at least two-thirds of the members determined to be independent.

Attendance

Directors will strive for perfect attendance at the AGM and at all board and board committee meetings. They are expected to attend at least 75% of all board and applicable board committee meetings, combined. Nexen will publicly disclose the director attendance record annually. The Governance Committee will review the circumstances that prevented any director from achieving the minimum attendance level and report its findings to the board.

Material Change in Status

The board has determined that the Governance Committee will assess the appropriateness of continued board service when any director has a material change in status that could compromise his or her ability to act as a director of Nexen. Any director who has a material change in employment or health status is required to immediately notify the Chair of the Committee. The Committee will advise the board and provide recommendations on the director’s continued service to Nexen. It is not intended that a director who has a material change in employment or health status be required to leave the board, but the Committee has the responsibility to assess the continued appropriateness of board membership under the relevant circumstances.

Orientation

Nexen has established and maintains an in-depth orientation program for new directors which includes: information on the role of the board and each of its committees; company and industry information; and, the contribution individual directors are expected to make. Each new director receives a binder with up-to-date information on Nexen’s corporate and organizational structure, recent filings and financial information, governance documents and important policies and procedures. Each new director will attend an orientation session detailing the values and strategy of Nexen and reviewing its operations, internal structure and processes. As well, regardless of which committees a new director is on or will be appointed to, each new director will be invited to attend a full set of committee meetings.

Continuing Education

Presentations are made regularly to the board and committees to educate and keep them informed of changes within Nexen and in legal, regulatory and industry requirements and standards. Special presentations on operations and issues of particular business units are provided to all directors from time to time. Trips to various operating sites are also arranged for directors. The Governance Committee reviews information on available external educational opportunities and from time to time provides information making directors aware of the opportunities. Nexen pays tuition and expenses for directors to attend relevant external education sessions. Nexen will and does pay for membership dues for each of the directors in an appropriate organization that provides relevant publications and educational opportunities.

Performance Evaluation

Every director participates in the annual performance evaluation review. The review consists of a questionnaire, interview process and a 360° review by members of management, also by way of questionnaire and interviews. The responses to the questionnaire, which explores the performance of the board as a whole, all board committees, and the performance and skills of individual directors, including self-evaluation are submitted to an independent, third-party for analysis. A report is provided to the Chair of the Governance Committee who then holds one-on-one interviews with the directors, including discussing peer performance. Management’s responses to its questionnaire are reviewed by the Board Chair who holds one-on-one interviews with the various members of management surveyed. The results of the questionnaires and the interviews are presented to the Board Chair and the whole Governance Committee. The Governance Committee then reports to the board and recommends any changes |or further actions to address issues that were identified.

Compensation

Nexen reviews the compensation of directors, the Board Chair and the committee chairs regularly. The Compensation Committee makes recommendations to the board with respect to compensation of directors, the Board Chair and committee chairs. All compensation paid to directors will be publicly disclosed.

Performance-Based Compensation

Directors who are not officers of Nexen are not eligible to receive stock options. They do receive alternate performance-based compensation, currently deferred share units. All performance-based compensation granted to directors will be publicly disclosed.

Retirement

Directors who are 75 years of age will not be eligible to stand for election at the next AGM. Directors who turn 75 during their term are eligible to finish out that term.

Term Limit

Nexen has not set a limit on the number of annual terms for which its directors may stand for re-election. While term limits ensure fresh viewpoints on the board, they also cause a company to lose the valuable contributions of those directors who best understand the business of the company and the challenges it faces. In order to achieve board renewal in the absence of term limits, annual performance evaluations are conducted and Nexen has a strict retirement age policy.

BOARD COMMITTEES

Independence from Management

Board committees meet without management at each regularly scheduled meeting.

A director who is an officer of Nexen will not be a member of any board committee.

Committees

Nexen is required to have an audit committee, a compensation committee, a nominating/corporate governance committee and a reserves committee. The board has also authorized a Finance Committee and a Health, Safety, Environment and Social Responsibility Committee. The board may also authorize other committees, as it feels are appropriate.

Member Independence

All members of the Audit Committee, Compensation Committee and the Governance Committee will be independent pursuant to Nexen’s categorical standards and applicable law. The categorical standards set out additional independence requirements for members of the Audit Committee. A majority of the members of the Finance Committee, the Reserves Review Committee and the Health, Safety, Environment and Social Responsibility Committee will be independent pursuant to Nexen’s categorical standards and applicable law. The board annually reviews and makes a determination on the independence of each of the members of the committees in light of the categorical standards. Independence of all committee members will be publicly disclosed.

Audit and Conduct Review Committee Financial Experts

All members of the Audit Committee will be financially literate. “Financial literacy” is defined by the board and the definition will be publicly disclosed. At least one member of the Audit Committee will be an audit committee financial expert under applicable law. The board annually reviews and makes a determination on audit committee financial experts. Those members of the Audit Committee who are determined to be audit committee financial experts will be publicly disclosed.

Reporting

The board receives reports from the board committees following each board committee meeting. The board committees also report to other board committees from time to time, as required.

BOARD, BOARD COMMITTEES AND INDIVIDUAL DIRECTORS

Advisors

The board and all board committees will have the authority to engage independent advisors, at Nexen’s expense, to assist them in carrying out their responsibilities. Individual directors may engage independent advisors at Nexen’s expense in appropriate circumstances and with the approval of the Governance Committee.

CHAIRS

Term Guidelines for Chairs

The board has determined that the Board Chair and committee chairs will serve for a term of no more than five years, unless circumstances exist that make continuity of leadership desirable at the time. Accordingly, on February 10, 2005, the board adopted term guidelines of five years for service as the Board Chair or a committee chair, subject to review by the Governance Committee in each case.

OFFICERS

Succession Planning

The Compensation Committee reviews and reports to the board annually on the succession plan for Nexen’s CEO and senior management.

DIRECTORS AND OFFICERS

Share Ownership

The board regularly reviews its guidelines for shareholdings of directors and officers. The guidelines will be publicly disclosed.

Loans

Nexen will not make any loans to its directors or officers.

DISCLOSURE

Compensation Consultant/Advisor

If an independent compensation consultant or advisor has been retained to assist in determining compensation for any of the directors or officers, Nexen will disclose: the identity of the consultant or advisor; the mandate for which they were retained; and the nature of any other work the consultants or advisor was retained by Nexen to perform.

Annual Governance Reporting

Nexen will annually publicly disclose its governance practices in compliance with relevant Canadian and US laws or rules.

Ongoing Governance Disclosure

Nexen will publicly disclose its Corporate Governance Policy; categorical standards; mandates of the board, individual directors and all board committees; position descriptions for the Board Chair, committee chairs, CEO, CFO and Secretary; our Integrity Guide; and, the External Communications Policy, as referred to in this Corporate Governance Policy.

Nexen will publicly disclose any waivers of any of the provisions of or any changes to any one of its Corporate Governance Policy; categorical standards; mandates of the board, individual directors and all board committees; position descriptions for the Board Chair, committee chairs, CEO, CFO and Secretary; our Integrity Guide; and, the External Communications Policy, as referred to in this Corporate Governance Policy.

Access to Disclosures

Documents and information referred to in this policy as being publicly disclosed may be accessed through the Governance section of Nexen’s website (www.nexeninc.com). As required by law, certain information is included in Nexen’s annual proxy circular or its annual report filed with Canadian and US regulatory agencies.

Roles and Responsibilities

THE BOARD

The board is responsible for the stewardship of Nexen, providing independent, effective leadership to supervise the management of Nexen’s business and affairs and to grow value responsibly, in a profitable and sustainable manner.

The board annually reviews and confirms or updates its mandate which sets out the duties and responsibilities of the board. The board mandate will be publicly disclosed.

DIRECTORS

Each individual director of Nexen will contribute actively and collectively to the effective governance of Nexen. The board annually reviews and confirms or updates the individual director mandate which sets out the duties and responsibilities of individual directors. The individual director mandate will be publicly disclosed.

BOARD COMMITTEES

The Audit Committee assists the board in overseeing (i) the integrity of the annual and quarterly financial statements to be provided to shareholders and regulatory bodies; (ii) compliance with accounting and finance based legal and regulatory requirements; (iii) the independent auditor’s qualifications and independence; (iv) the system of internal accounting and financial reporting controls that management has established; (v) performance of the internal and external audit process and the independent auditor; and, (vi) implementation and effectiveness of our Integrity Guide and the compliance programs under our Integrity Guide.

The Compensation Committee assists the board in overseeing (i) key compensation and human resources policies; (ii) Chief Executive Officer and executive management compensation; and, (iii) executive management succession and development.

The Governance Committee assists the board in overseeing (i) the development and implementation of principles and systems for the management of corporate governance; (ii) identifying qualified candidates and recommending nominees for director and board committee appointments; and, (iii) evaluations of the board, board committees, all individual directors, the Board Chair and committee chairs, all with a view to ensuring Nexen is “leading edge” in implementing best-in-class corporate governance practices appropriate for Nexen.

The Finance Committee assists the Audit Committee and the board in overseeing (i) financial policies and strategies including capital structure; (ii) financial risk management practices; (iii) pension matters; and, (iv) transactions or circumstances which could materially affect the financial profile of Nexen.

Health, Safety, Environment and Social Responsibility Committee assists the board in overseeing due diligence in the development and implementation of systems for the management of health, safety, environment and social responsibility.

The Reserves Review Committee assists the Audit Committee and the board in overseeing the annual review of Nexen’s oil and gas reserves, and disclosure of reserves data and related oil and gas activities.

Mandates

Each current board committee has developed a mandate, setting out its duties and responsibilities, which has been approved by the board. All board committee mandates are reviewed annually by the Governance Committee and the relevant board committee. Any changes to board committee mandates will be approved by the board. All board committee mandates will be publicly disclosed.

CHAIRS

The board has adopted and maintains and annually reviews and updates or confirms the position descriptions for the Board Chair and the committee chairs which set out the duties and responsibilities of the chairs. The position descriptions for the board and committee chairs will be publicly disclosed.

OFFICERS

Duties and Responsibilities of the Chief Executive Officer (CEO)

The board has adopted and regularly reviews and updates or confirms the CEO position description which sets out the duties and responsibilities of the CEO. The CEO position description will be publicly disclosed.

The board also reviews and approves annual objectives for the CEO. The independent directors, with recommendations from the Compensation Committee, annually approve CEO compensation in light of the achievement of the annual objectives and performance measurement indicators and considering Nexen’s performance and relative shareholder returns, the value of similar incentive awards to CEOs at comparable companies and the awards given to Nexen’s past CEOs.

Duties and Responsibilities of Other Officers

The board has adopted and regularly reviews and updates or confirms position descriptions which set out the duties and responsibilities for each of the CFO and the Secretary. The CFO and Secretary position descriptions will be publicly disclosed.

Compliance

Nexen strives to be “leading edge” in implementing best-in-class corporate governance practices relevant to an organization of its size and complexity. Under National Instrument 58-101— Disclosure of Corporate Governance Practices, Nexen must annually disclose whether or not it is complying with National Policy 58-201—Corporate Governance Guidelines.

The Board Chair will take all reasonable steps to provide that directors comply with aspects of the policy related to the board, its committees and individual directors.

The Governance Committee assists the board in overseeing the development and implementation of principles and systems for the management of corporate governance and take all reasonable steps to satisfy itself that Nexen is “leading edge in implementing best-in-class corporate governance practices relevant to an organization of its size and complexity.

The Secretary will take all reasonable steps to provide for compliance with this policy.

Directors, officers, employees and consultants are required to comply with our Integrity Guide, Trading in Company Securities Policy and External Communications Policy.

SCHEDULE C

CATEGORICAL STANDARDS FOR DIRECTOR INDEPENDENCE

General Information

The independence of all directors of Nexen will be reviewed at least annually by the board in light of the specific requirements set out below and these categorical standards are the basis for the independence determinations that will be made public in Nexen’s proxy circular (or in the absence of a proxy circular in Nexen’s Form 10-K), prior to directors standing for election or re-election to the board. Directors who meet the specific requirements of these categorical standards will be considered independent.

At least two-thirds of Nexen’s directors will be independent, pursuant to these categorical standards, at all times.

Directors who do not meet these standards for independence also make valuable contributions to the board and to Nexen by reason of their knowledge and experience.

These categorical standards meet or exceed the requirements set out in US SEC rules and regulations, Sarbanes-Oxley, the NYSE rules, National Policy 58-201—Corporate Governance Guidelines, and the applicable provisions of National Instrument 52-110—Audit Committees and National Instrument 51-101— Standards of Disclosure for Oil and Gas Activities, as may be in force at the time. These categorical standards may be amended from time to time by the board and will be amended when necessary to comply with regulatory requirements. The current categorical standards will be disclosed annually.

Definitions

An “Affiliate” of a specified person (which includes a corporate entity or partnership) is a person that directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, the specified person. 1

“Immediate Family Member” includes a person’s spouse, parents, children, step-children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, and anyone (other than domestic employees who are employees of the person or the person’s Immediate Family Member) who shares the person’s home.

“Officer” means a chair, vice chair, chief executive officer, president, principal financial officer, principal accounting officer (or, if there is no such accounting officer, the controller), any vice president in charge of a principal business unit, division or function (such as sales, administration or finance) of an entity, and any other officer or person who performs a policy-making function for such an entity. Officers of subsidiaries or parents of an entity will be deemed to be officers of the entity if they perform policy-making functions for the entity. Where these categorical standards refer to a particular corporate characteristic, the reference should be read to also include any equivalent characteristic of a non-corporate entity.

Independence of Directors

(a)          To be considered independent, the board must affirmatively determine that a director does not have any direct or indirect material relationship with Nexen. A material relationship is a relationship which could, in the view of Nexen’s board, be reasonably expected to interfere with the exercise of a member’s independent judgement.

(b)         In addition, a director will not be independent if:

(i)             the director is, or has been within the last three years, an employee or officer of Nexen, or an Immediate Family Member is, or has been within the last three years, an officer of Nexen 2 other than a chair or vice chair of the board of directors or any committee of the board who acts or acted as such on a part-time basis;

(ii)          the director or an Immediate Family Member received during any twelvemonth period within the last three years more than the lesser of Cdn $75,000 or US $120,000 in direct compensation from Nexen, other than: (A) director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service); or, (B) compensation received for prior service as an interim chief executive officer;

(iii)       (A) the director or an Immediate Family Member is a current partner of a firm that is Nexen’s internal or external auditor; (B) the director is a current employee of such a firm; (C) the director has an Immediate Family Member who is a current employee of such a firm and who participates in the firm’s audit, assurance or tax compliance (but not tax planning) practice; or (D) the director or Immediate Family Member was within the last three years (but is no longer) a partner or employee of such a firm and personally worked on Nexen’s audit within that time;

(iv)      the director or an Immediate Family Member is, or has been within the last three years, employed as an officer of another entity where any of Nexen’s present officers at the same time serves or served on that company’s compensation committee (or its equivalent); or

(v)         the director is a current employee or an Immediate Family Member is a current officer of another company that has made payments to, or received payments from, Nexen for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of US $1,000,000 or 2% of such other company’s consolidated gross revenues.

(c)          Contributions to tax exempt organizations shall not be considered “payments” under section (b)(v) above, provided however that Nexen shall disclose in its proxy circular (or its Form 10-K if there is no proxy circular), any such contributions made by Nexen to any tax exempt organization in which any independent director of Nexen serves as an officer, director or trustee if, within the preceding three years, contributions in any single fiscal year from Nexen to the organization exceeded the greater of US $1,000,000 or 2% of the organization’s consolidated gross revenues or, excluding Nexen’s automatic matching of employee charitable contributions, exceeded 10% of Nexen’s annual charitable contributions.

Loans to Directors

Nexen will not make or arrange any personal loans or extensions of credit to directors.

Committee Members

All members of the Audit Committee, the Compensation Committee and the Governance Committee shall be independent pursuant to these categorical standards. A majority of the members of the Reserves Committee shall be independent pursuant to these categorical standards. Members of Nexen’s Audit Committee will also be required to meet the additional criteria set out below to be considered independent for the purposes of membership on the Audit Committee.

Audit Committee Members

In addition to satisfying the specific requirements set out above, directors who are members of Nexen’s Audit Committee will not be considered independent for purposes of membership on the Audit Committee if:

·                  the Audit Committee member is an Affiliate of Nexen or any subsidiary of Nexen, apart from his or her capacity as a member of the board or of any other committee of the board;

·                  the Audit Committee member is both a director and an employee or is an officer, general partner or managing member of an Affiliate of Nexen1, unless the Audit Committee member is a non-executive part-time chair or vice chair of that Affiliate;

·                  the Audit Committee member or his or her spouse, minor child or step-child, or child or step-child sharing a home with the Audit Committee member accepts any consulting, advisory or other compensatory fee from Nexen or any subsidiary of Nexen, apart from in his or her capacity as a member of the board or of any other committee of the board, and other fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service (provided such compensation is not contingent in any way on continued service); or

·                  the Audit Committee member is a partner, member, managing director, officer or person occupying a similar position (except limited partners, non-managing members and those occupying similar positions who, in each case, have no active role in providing the services) of a firm which provides consulting, legal, accounting, investment banking or financial advisory services to Nexen or any subsidiary of Nexen for fees, regardless of whether the Audit Committee member personally provided the services for which the fees are paid.

1                 While a facts-based analysis is required to determine whether a director is an Affiliate, a person who is a director or employee, but not also an officer, general partner, or managing member, of a shareholder owning 10% or more of any class of voting securities of Nexen is independent for both board and Audit Committee purposes, absent any other indications of a material relationship with Nexen.

2                 In this section the term “Nexen” includes any parent or subsidiary in a consolidated group with Nexen.

SCHEDULE D

BOARD MANDATE

The board of Nexen has the oversight responsibility and specific duties described below. In addition, individual directors have the responsibility and specific duties set out in the individual director mandate and any other mandate or position description that applies to them.

Composition

The board will be comprised of between three and 15 directors, as determined by the board. At least two-thirds of the board members will be independent under the categorical standards for director independence (categorical standards) adopted by the board and applicable law.

All board members will have the skills and abilities appropriate to their appointment as directors. It is recognized that the right mix of experiences, competencies and attributes will ensure that the board will carry out its duties and responsibilities in the most effective manner.

Except as set out in the by-laws, board members will be elected at the annual meeting of shareholders each year and will serve until their successors are duly appointed or elected.

Responsibility

The board is responsible for the stewardship of Nexen, providing independent, effective leadership to supervise the management of Nexen’s business and affairs to grow value responsibly, in a profitable and sustainable manner.

Specific Duties

The board will:

Leadership

1.               Provide leadership and vision to supervise the management of Nexen in the best interests of its shareholders.

2.               Provide leadership in setting the mission, vision, principles, values, strategic plan and annual operating plan of Nexen, in conjunction with the CEO.

CEO

3.               Select, appoint, evaluate and, if necessary, terminate the CEO.

4.               Receive recommendations on appropriate or required CEO competencies and skills from the Compensation Committee.

5.               Approve or develop the corporate objectives that the CEO is responsible for meeting and assess the CEO against those objectives.

Succession and Compensation

6.               Implement a succession plan, including appointing, training and monitoring the performance of senior management.

7.               With the advice of the Compensation Committee, approve the compensation of senior management and approve appropriate compensation programs for Nexen’s employees.

Sustainable Business Practices: Social Responsibility; Ethics and Integrity; Health, Safety and Environment

8.               Provide leadership to Nexen in support of its commitment to sustainable business practices.

9.               Foster ethical and responsible decision making by management.

10.         Set the ethical tone for Nexen and its management.

11.         Take all reasonable steps to satisfy itself of the integrity of the CEO and management and satisfy itself that the CEO and management create a culture of sustainable business practices throughout the organization.

12.         At the recommendation of the Governance Committee and the Audit Committee, approve How We Work: Our Integrity Guide (our Integrity Guide), which constitutes our code of ethics.

13.         Monitor compliance with our Integrity Guide. Decline or grant and provide for appropriate disclosure of any waivers of our Integrity Guide for officers and directors.

14.         With the Audit Committee and the Board Chair, respond to potential conflict of interest situations.

Governance

15.         With the Governance Committee, develop Nexen’s approach to corporate governance, including adopting a corporate governance policy that sets out the principles and guidelines applicable to Nexen.

16.         Once or more annually, as the Governance Committee decides, receive for consideration that Committee’s evaluation and any recommended changes, together with the evaluation and any further recommended changes of another board committee, if relevant, to each of the following:

(i)	Corporate Governance policy;
(ii)	categorical standards;
(iii)	board mandate;
(iv)	individual director mandate (which will set out the expectations and responsibilities of directors);
(v)	Board Chair position description;
(vi)	Audit Committee mandate;
(vii)	Audit Committee Chair position description;
(viii)	Compensation Committee mandate;
(ix)	Compensation Committee Chair position description;
(x)	Governance Committee mandate;
(xi)	Governance Committee Chair position description;
(xii)	Finance Committee mandate;
(xiii)	Finance Committee Chair position description;
(xiv)	Health, Safety, Environment and Social Responsibility Committee mandate;
(xv)	Health, Safety, Environment and Social Responsibility Committee Chair position description;
(xvi)	Reserves Review Committee mandate;
(xvii)	Reserves Review Committee Chair position description;
(xviii)	CEO position description;
(xix)	CFO position description; and
(xx)	Secretary position description.

17.         With the Governance Committee, take all reasonable steps to satisfy itself that Nexen’s governance practices and policies are appropriately disclosed.

18.         At the recommendation of the Governance Committee, annually determine those individual directors proposed to be nominated for election at the next annual general meeting of shareholders.

19.         At the recommendation of the Governance Committee, annually determine those individual directors to be designated as independent under the categorical standards and take all reasonable steps to satisfy itself that appropriate disclosures are made.

20.         At the recommendation of the Governance Committee, annually determine those individual directors to be designated as audit committee financial experts under applicable law and take all reasonable steps to satisfy itself that appropriate disclosures are made.

21.         At the recommendation of the Governance Committee, approve any changes to Nexen’s policies on attendance and material change in employment or health in status of individual directors.

22.         At the recommendation of the Governance Committee, review the circumstances of any director’s material change in employment or health status and determine he appropriate action to be taken.

23.         At the recommendation of the Governance Committee, review and determine whether it is appropriate to accept any director resignation submitted as a result of a failure to receive a majority vote at the AGM according to Nexen’s by-laws.

24.         Review the report of the Governance Committee on the circumstances that prevented a director from achieving the minimum attendance level and determine the appropriate action to be taken.

Communications, Disclosure and Compliance

25.         Adopt an external communications policy for Nexen which addresses disclosure matters.

26.         At least annually review the external communications policy and consider any recommended changes.

27.         Establish policies and procedures which provide for Nexen’s compliance with applicable law, including timely disclosure of relevant corporate information and regulatory reporting.

28.         Adopt measures for receiving feedback from stakeholders and provide for appropriate disclosure of the measures as may be required by law or regulation.

Board Chair

29.         At the recommendation of the independent directors of the board, annually appoint an independent director as the Board Chair.

Committees

30.         Appoint an Audit Committee comprised of all independent directors with the responsibility to assist the board in fulfilling its oversight responsibilities with respect to (i) the integrity of annual and quarterly financial statements to be provided to shareholders and regulatory bodies; (ii) compliance with accounting and finance based legal and regulatory requirements; (iii) the independent auditor’s qualifications and independence; (iv) the system of internal accounting and financial reporting controls that management has established; (v) performance of the internal and external audit process and of the independent auditor; and, (vi) implementation and effectiveness of our Integrity Guide and the compliance programs under our Integrity Guide.

31.         Appoint a Compensation Committee comprised of all independent directors with the responsibility to assist the board in fulfilling its oversight responsibilities with respect to (i) key compensation and human resources policies; (ii) CEO and executive management compensation; and, (iii) executive management succession and development.

32.         Appoint a Governance Committee comprised of all independent directors with the responsibility to assist the board in fulfilling its oversight responsibilities with respect to (i) the development and implementation of principles and systems for the management of corporate governance; (ii) identifying qualified candidates and recommending nominees for director and board committee appointments; and, (iii) evaluations of the board, board committees, all individual directors, the Board Chair and committee chairs, all with a view to ensuring Nexen is “leading edge” in implementing best-in-class corporate governance practices relevant to an organization of Nexen’s size and complexity.

33.         In the board’s discretion, appoint a Finance Committee comprised of a majority of independent directors with the responsibility to assist the Audit Committee and the board in fulfilling their oversight responsibilities with respect to (i) financial policies and strategies including capital structure; (ii) financial risk management practices; (iii) pension matters; and, (iv) transactions or circumstances which could materially affect the financial profile of Nexen.

34.         Appoint a Reserves Committee comprised of a majority of independent directors with the responsibility to assist the Audit Committee and the board in fulfilling their oversight responsibilities with respect to the annual review of Nexen’s oil and gas reserves, and disclosure of reserves data and related oil and gas activities.

35.         In the board’s discretion, appoint an HSE & SR Committee comprised of a majority of independent directors with the responsibility to assist the board in fulfilling its oversight responsibilities with respect to due diligence in the development and implementation of systems and programs for the management of health, safety, environment and social responsibility, with a view to ensuring Nexen remains on the “leading edge” in the ongoing institution of best-in-class practices relevant to an organization of Nexen’s size and complexity.

36.         In the board’s discretion, appoint any other board committees that the board decides are needed and delegate to those board committees any appropriate powers of the board.

37.         In the board’s discretion, annually appoint the chair of each board committee.

38.         Review the report of the Governance Committee on the assessment of board committee composition, and annually appoint board committees that promote a knowledgeable and informed board which demonstrates an adequate understanding of relevant matters.

Delegations and Approval Authorities

39.         Annually delegate approval authorities to the CEO and review and revise them as appropriate.

40.         Consider and, in the board’s discretion, approve financial commitments in excess of delegated approval authorities.

41.         In the board’s discretion, annually delegate to the Board Chair the authority to grant pre-approvals for certain authorizations for expenditures (AFE) to initiate or complete time-sensitive projects provided that those pre-approvals are presented in writing to be ratified by the board at the next regularly scheduled meeting. The Board Chair’s pre-approval authority is limited to new or additional AFE amounts that (i) exceed the CEO’s approval authority limit; (ii) are less than $75 million; and, (iii) are within approved strategies.

42.         Review and, at the recommendation of the Audit Committee, approve the annual results, financial statements, MD&A and annual report filed with, or furnished to, the applicable securities regulators prior to filing them and making any public announcement of financial results for the periods covered.

43.         In the board’s discretion, annually delegate to the Audit Committee the authority to approve or recommend to the board for consideration the quarterly results, financial statements, MD&A, quarterly reports and all earnings news releases prior to filing them with or furnishing them to the applicable securities regulators and prior to any public announcement of financial results for the periods covered.

44.         Consider and, in the board’s discretion, approve any matters recommended by the board committees.

45.         Consider and, in the board’s discretion, approve any matters proposed by management.

Strategy

46.         Approve the development of strategic direction.

47.         Adopt a strategic planning process and, at least annually, approve a strategic plan for Nexen to maximize shareholder value consistent with sustainable business practices that takes into account, among other things, the opportunities and risks of Nexen’s business.

48.         Monitor Nexen’s performance in light of the approved strategic plan.

Annual Operating Plan

49.         At least annually, approve an annual operating plan for Nexen, the financing of which has been recommended by the Finance Committee, including business plans, operational requirements, organizational structure, staffing and budgets that support the strategic plan.

50.         Monitor Nexen’s performance in light of the approved annual operating plan.

Risk Management

51.         Ensure policies and procedures are in place to: identify Nexen’s principal business risks and opportunities; address what risks are acceptable to Nexen; and, ensure that appropriate systems are in place to manage the risks.

52.         Ensure policies and procedures designed to maintain the integrity of Nexen’s disclosure controls and procedures are in place.

53.         Ensure policies and procedures designed to maintain the integrity of Nexen’s internal control over financial reporting are in place.

54.         Ensure policies and procedures designed to maintain appropriate auditing and accounting principles and practices are in place.

Orientation/Education

55.         With the Governance Committee, oversee the development and implementation of the director orientation program.

56.         With the Governance Committee, oversee the development and implementation of the ongoing director education program.

Board Performance

57.         Oversee the process of the Governance Committee’s annual evaluation of the performance and effectiveness of the board, board committees, all individual directors, the Board Chair and committee chairs.

58.         Participate in an annual evaluation of board performance by the Governance Committee.

59.         Receive and consider a report and recommendations from the Governance Committee on the results of the annual evaluation of the performance and effectiveness of the board, board committees, all individual directors, the Board Chair and committee chairs.

Board Meetings

60.         Receive a report from the President at each regularly scheduled meeting on the current matters relevant to Nexen.

61.         Meet at least five times annually and as many additional times as needed to carry out its duties effectively. The board may, on occasion and in appropriate circumstances, hold a meeting by telephone conference call.

62.         Meet in separate, non-management, in camera sessions at each regularly scheduled meeting.

63.         Regularly meet in separate, independent and non-management in camera sessions via meetings of the fully independent committees.

64.         Meet in separate, non-management, closed sessions with any internal personnel or outside advisors, as needed or appropriate.

Advisors/Resources

65.         Retain, oversee, compensate and terminate independent advisors who assist the board in its activities.

66.         Receive adequate funding from Nexen for independent advisors and ordinary administrative expenses that are needed or appropriate for the board to carry out its duties.

Other

67.         To honour the spirit and intent of applicable law as it evolves, authority to make minor technical amendments to this mandate is delegated to the Secretary, who will report any amendments to the Governance Committee at its next meeting.

68.         Once or more annually, as the Governance Committee decides, this mandate will be fully evaluated and updates recommended to the board for consideration.

SCHEDULE E

SUMMARY OF TOPS PLAN

The following additional disclosure is provided with respect to the TOPs plan pursuant to the TSX rules. A copy of the TOPs plan is available on request from our Governance Office and is available at www.nexeninc.com.

Amendments in 2009

No amendments were adopted in 2009.

Other Plan Information

The TOPs plan is our only security-based compensation arrangement for the purposes of the disclosure requirements of the TSX. The TOPs plan provides an opportunity for employees to have a stake in Nexen’s future and have their interests aligned with the interests of shareholders. Any officer or employee of Nexen or any of its subsidiaries is eligible to participate in the TOPs plan. Non-executive directors do not participate in the TOPs plan.

The maximum number of common shares which may be reserved for issuance to insiders under the TOPs plan is 10% of the common shares outstanding at the time of the grant (on a non-diluted basis), less the aggregate number of common shares reserved for issuance to insiders under any other share compensation arrangement.

The maximum number of TOPs which may be issued to insiders of Nexen under the TOPs plan within a one-year period is 10% of the common shares outstanding (on a non-diluted basis) at the time of issuance. The maximum number of TOPs which may be issued to any optionee under the TOPs plan will not exceed 5% of the issued and outstanding common shares on a non-diluted basis) at the date of grant.

The board may determine at the time of grant of TOPs the exercise price for the TOPs provided that, if no specific determination is made, the exercise price will be the closing price of the shares on the TSX or NYSE, as applicable, on the last business day before the date of the grant of the TOPs (exercise price) or other price determined by a mechanism approved by the board and satisfactory to the TSX and NYSE. The exercise price may not be below the market price of the shares. As well, the exercise price of existing TOPs may not be reduced except for automatic adjustments arising from changes in Nexen’s share capital (share consolidations, share splits, etc.) or in accordance with the rules of the TSX and subject to any shareholder approval requirements imposed by the TSX.

Unless the board otherwise decides, TOPs can be exercised for shares or surrendered for a cash payment. The cash payment will be equal to the excess, over the exercise price, of the closing price of Nexen’s common shares on the TSX or NYSE, as applicable, on the day of surrender of the TOPs or, if there is no trading of the shares on the TSX or NYSE that day, the last business day before the date of surrender of the TOPs.

Nexen does not have the right under the TOPs plan to transform a TOPs into a stock appreciation right involving an issuance of securities from treasury.

TOPs terminate and may not be exercised or surrendered in the following circumstances:

Reason for Termination	Exercisable Until
Retirement	The earliest of scheduled expiry and 18 months from termination of active employment
Death	The earliest of scheduled expiry and 18 months from death
Termination for just cause	Termination of active employment
Termination for any reason other than death, retirement or termination for cause	The earliest of scheduled expiry and 90 days from termination of active employment

The following are also terms of the TOPs plan:

·                  TOPs are non-transferable and non-assignable other than to the estate of a TOPs holder by operation of law.

·                  The board may amend, suspend or discontinue the TOPs plan at any time provided that no amendment may increase the maximum number of common shares reserved for issue as options under the TOPs plan, change how the exercise price is determined or, without the consent of the holder of the TOPs, alter or impair any TOPs previously granted. No amendment, suspension or discontinuance of the TOPs plan may contravene the requirements of the TSX or other relevant regulatory body.

·                  Nexen (or any affiliated entity) may not provide financial assistance to participants to purchase shares under the TOPs plan.

·                  The maximum exercise and surrender periods are five years from the date of grant.

·                  The TOPs plan is subject to shareholder approval, which was given on May 4, 2004. There are no entitlements under the TOPs plan that have been granted but are subject to ratification by shareholders.

Securities Authorized for Issuance Under Equity Compensation Plans as of December 31, 2009

			Number of Securities
	Number of Securities	Weighted-Average	Remaining Available for
	to be Issued on Exercise	Exercise Price of	Future Issuance under
Plan Category	of Outstanding TOPs	Outstanding TOPs	Equity Compensation Plans
Equity compensation plans approved by shareholders	23,130,414	$25/option	26,283,536
Equity compensation plans not approved by shareholders	—	—	—
Total	23,130,414	$25/option	26,283,536

GLOSSARY OF TERMS

AGM—annual general meeting of shareholders

AOP—annual operating plan

Articles—Nexen’s restated articles of incorporation, dated May 20, 2005, and our articles of amendment dated April 26, 2007

Audit Committee—Audit and Conduct Review Committee

Beneficial shareholder—a shareholder that holds shares in the name of a nominee. That is, the share certificate was deposited with a bank, trust company, securities broker, trustee or other, also called a non-registered shareholder

Board—board of directors

Categorical standards—Nexen’s categorical standards for director independence

CCGG—Canadian Coalition for Good Governance

CEO—chief executive officer

CFO—chief financial officer

CIBC Mellon—the transfer agent, CIBC Mellon Trust Company

Circular—this management proxy circular, dated March 1, 2010

Compensation Committee—Compensation and Human Resources Committee

COO—chief operating officer

DSUs—deferred share units

Final average earnings—average base salary for the 36 highest-paid consecutive months during the ten years before retirement; plus annual cash incentive payments at the lesser of target bonus or actual bonus paid, averaged over the final three years of participation

Financial statements—Nexen’s 2009 audited consolidated financial statements

Governance Committee—Corporate Governance and Nominating Committee

HSE & SR Committee—Health, Safety, Environment and Social Responsibility Committee

ICD—Institute of Corporate Directors

IRCA—independent registered chartered accountant

Laurel Hill—the proxy solicitation company, Laurel Hill Advisory Group

MD&A—management’s discussion and analysis

Mercer—the consultant to the Compensation Committee, Mercer (Canada) Limited

Named executives—our five named executive officers, including the CEO

Notice of Meeting—the notice of our shareholder meeting to be held on Tuesday, April 27, 2010

NYSE—New York Stock Exchange

Proved reserves—estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions

Registered shareholder—a shareholder that holds shares in their own name and has a share certificate

Reserves Committee—Reserves Review Committee

Sarbanes-Oxley—Sarbanes-Oxley Act of 2002

SEC—US Securities and Exchange Commission

STARs—stock appreciation rights

TOPs—tandem options

TSX—Toronto Stock Exchange

CORPORATE INFORMATION

HEAD OFFICE

801 – 7th Avenue SW

Calgary, Alberta Canada T2P 3P7

T 403.699.4000

F 403.699.5800

www.nexeninc.com

CONTACTS

Communicating with the Board

board@nexeninc.com

Integrity Resource Centre

integrity@nexeninc.com

Governance Office

governance@nexeninc.com

Stock Symbol—NXY

Toronto Stock Exchange (TSX)

New York Stock Exchange (NYSE)

Preferred Securities

7.35% Subordinated Notes

TSX—NXY.PR.U

NYSE—NXYPRB

Common Share Transfer Agent and Registrars

CIBC Mellon Trust Company

Calgary, Toronto, Montreal and Vancouver

BNY Mellon Shareowner Services

Jersey City, New Jersey

Dividend Reinvestment Plan

The offering circular (and for US residents, a prospectus) and authorization form may be obtained by contacting CIBC Mellon Trust Company at 1.800.387.0825 or at www.cibcmellon.com

Auditors

Deloitte & Touche LLP

Calgary, Alberta

Sustainability Report

Our sustainability report outlines our health, safety, environment and social responsibility performance. For more information, call Darcie Park at 403.699.5283.

Governance Documents

Nexen’s governance documents, additional governance analysis, as well as the statistical supplement and other financial documents, are available at www.nexeninc.com. Hard copies may be requested by emailing governance@nexeninc.com. Governance documents include:

·                  Individual Director Mandate

·                  Board Chair Position Description

·                  Chief Executive Officer
Position Description

·                  Chief Financial Officer
Position Description

·                  Secretary Position Description

·                  Audit Committee Mandate

·                  Audit Committee
Chair Position Description

·                  Compensation Committee Mandate

·                  Compensation Committee
Chair Position Description

·                  Governance Committee Mandate

·                  Governance Committee
Chair Position Description

·                  Finance Committee Mandate

·                  Finance Committee
Chair Position Description

·                  HSE & SR Committee Mandate

·                  HSE & SR Committee
Chair Position Description

·                  Reserves Committee Mandate

·                  Reserves Committee
Chair Position Description

Design: Karo Group Printed in Canada by Blanchette Press

The paper stock used for this annual report (Opus) contains 10-30% Post Consumer Waste. 100% of the electricity used to manufacture this stock is Green-e certified renewable energy. It is manufactured at one of the lowest carbon footprint mills in the industry and is FSC (Forest Stewardship Council) and SFI (Sustainable Forestry Initiative) Chain of Custody certified and Lacey Act compliant.

Opus is transported from mill to market under the U.S. Environmental Protection Agency’s SmartWay Transport Partnership. The goal of SmartWay is to cut carbon dioxide emissions by 33-36 million metric tons, and nitrogen dioxide emissions by up to 200,000 tons per year by 2012. This is the equivalent of 12 million cars removed from the road each year.

Please help us preserve our planet. If you choose not to keep this book, please place it in a recycling bin. Thank you.

NEXEN INC. 2010 MANAGEMENT PROXY CIRCULAR

801 - 7th Avenue SW, Calgary, Alberta, Canada T2P 3P7 T 403.699.4000 F 403.699.5800 www.nexeninc.com

PROXY Solicited by the board and management of Nexen Inc. for use at the Annual General Meeting of Shareholders to be held in the Crystal Ballroom at The Fairmont Palliser Hotel, 133 – 9 Avenue SW, Calgary, Alberta, on Tuesday, April 27, 2010 at 11:00 am. I appoint Mr. Francis M. Saville, Q.C., or, failing him, S. Barry Jackson, or, failing him, Marvin F. Romanow, or instead as my proxyholder, with power of substitution, to attend the Annual General Meeting of Shareholders and any and all adjournments (meeting) and to vote the shares represented by this proxy on my behalf, as follows: 1. To elect as a Director: Vote FOR all directors For Withhold For Withhold For Withhold 1. W.B. Berry 5. K.J. Jenkins 9. M.F. Romanow 2. R.G. Bertram 6. A.A. McLellan 10. F.M. Saville 3. D.G. Flanagan 7. E.P. Newell 11. J.M. Willson 4. S.B. Jackson 8. T.C. O’Neill 12. V.J. Zaleschuk For Withhold 2. To appoint Deloitte & Touche LLP as independent auditors for 2010. 3. To consider and act on any other business that may properly come before the meeting. On any ballot that may be called for, the shares will be voted or withheld from voting according to the choices marked above. If no choice is marked for an item, the shares will be voted FOR the election of directors and appointment of auditors. My proxyholder may vote using his or her judgment on amendments to the matters set out above or other matters that properly come before the meeting. I ratify all actions my proxyholder takes under this proxy. I have received the notice of meeting and management proxy circular (circular) dated March 1, 2010. Dated this day of , 2010. Shareholder’s signature You may appoint someone (who doesn’t need to be a shareholder) other than the people set out above to attend and act on your behalf at the meeting by filling in the name of that person in the space provided above. Please see other side for additional information and voting options

PROXY VOTING Completing your proxy This proxy must be signed by you or your attorney who has been authorized in writing. The signature should be exactly as the name appears on the label below. If this proxy is returned undated, it is deemed to bear the date on which it was mailed to you. If the shareholder is a corporation, the corporate seal must be duly affixed. If shares are held jointly, any one of the joint owners may sign. When signing as attorney, executor, administrator, trustee or guardian, please give your full title. Mailing your proxy Send your completed proxy to CIBC Mellon Trust Company, Proxy Dept., P.O. Box 721, Agincourt, Ontario M1S 0A1. Time to submit your proxy To be valid, this proxy must be received by CIBC Mellon Trust Company no later than 11:00 am (Mountain time) on April 23, 2010 or, if the meeting is adjourned, at least 48 hours (excluding weekends and holidays) before the time set for the meeting to resume. Changing your proxy If you appoint a proxyholder and later wish to change your appointment, you may resubmit your proxy, prior to the cut-off time noted above. The latest proxy will be recognized as the only valid one. Revoking your proxy You may revoke this proxy by instrument in writing at any time before it is exercised as set out in the circular or in any other manner permitted by law. TELEPHONE AND INTERNET VOTING Time to submit your instructions To be valid, your voting instructions by telephone or internet must be submitted no later than 11:00 am (Mountain time) on April 23, 2010 or, if the meeting is adjourned, at least 48 hours (excluding weekends and holidays) before the time set for the meeting to resume. Changing your instructions If you submit your voting instructions and later wish to change them, you may resubmit your instructions, prior to the cut-off time noted above. The latest instructions will be recognized as the only valid ones. Voting by touch-tone telephone: 1.866.271.1207 (English and French) Call the number above and follow the voice prompts. You will need to enter the 13-digit Control Number found on this form below, on the left-hand side. Voting by internet: www.eproxyvoting.com/nexen Access the above website and follow the instructions there. You will need to enter your 13-digit Control Number found on this form below, on the left-hand side. Control Number

As a registered shareholder of Nexen Inc., you automatically receive our Annual Report (including Annual Financial Statements and related Management’s Discussion and Analysis). If you do not wish to receive our Annual Report next year or if you wish to receive our Interim Reports (including Interim Financial Statements and related Management’s Discussion and Analysis), please complete the information requested below, sign the card (to certify that you are the registered owner of common shares of Nexen Inc.) and return it to CIBC Mellon Trust Company. If you choose not to receive the Reports by mail, they will continue to be available on our website at www.nexeninc.com. PLEASE DO NOT SEND ME Nexen’s Annual Report PLEASE SEND ME Nexen’s Interim Reports NAME OF SHAREHOLDER (PLEASE PRINT) MAILING ADDRESS CITY PROVINCE/STATE COUNTRY POSTAL/ZIP CODE SIGNATURE As long as you remain a registered shareholder of Nexen Inc., you will receive this card each year and will be required to renew your request not to receive the Annual Report or your request to receive the Interim Reports.

Nexen Inc. c/o CIBC Mellon Trust Company PO Box 7010 Adelaide Street Postal Station Toronto, Ontario M5C 2W9 Canada PLACE SUFFICIENT POSTAGE HERE

As a beneficial shareholder of Nexen Inc., you are entitled to receive our Interim Reports (including Interim Financial Statements and related Management’s Discussion and Analysis), Annual Report (including Annual Financial Statements and related Management’s Discussion and Analysis) or both. In order to add your name to the list of shareholders to whom we mail our Reports, please complete the information requested below, sign the card (to certify that you are the beneficial owner of common shares of Nexen Inc.) and return it to CIBC Mellon Trust Company, or submit your request online at www.cibcmellon.com/financialstatements. The Company Code Number is 0832a. If you choose not to receive the Reports by mail, they will continue to be available on our website at www.nexeninc.com. Please add my name to the mailing list for Nexen Inc. and send me Nexen’s Report(s) as indicated below: Interim Reports only Annual Report only Both Interim and Annual Reports NAME OF SHAREHOLDER (PLEASE PRINT) MAILING ADDRESS CITY PROVINCE/STATE COUNTRY POSTAL/ZIP CODE SIGNATURE As long as you remain a beneficial shareholder of Nexen Inc., you will receive this card each year and will be required to renew your request to receive these reports. If you have any questions about this procedure, please contact CIBC Mellon Trust Company by phone at 1-800-387-0825 or 416-643-5500 or online at www.cibcmellon.com. NOTE: DO NOT RETURN THIS CARD BY MAIL IF YOU HAVE SUBMITTED YOUR REQUEST ONLINE.

Nexen Inc. c/o CIBC Mellon Trust Company PO Box 7010 Adelaide Street Postal Station Toronto, Ontario M5C 2W9 Canada PLACE SUFFICIENT POSTAGE HERE